

SHAKE SHACK®

2022 Annual Report

Opening in Universal Studios
in Osaka, Japan



FULL YEAR 2022 RESULTS

$900.5M

FY 2022 Total Revenue

+ 21.7% growth year-over-year

$1,378.5M

Shack System-wide Sales[1]

+ 22.7% growth year-over-year

GAAP Profitability Metrics:

$26.9M

Operating Loss

$26.0M

Net Loss

Non-GAAP Profitability Metrics:

$151.0M

Shack-level Operating Profit[2]

17.4% of Shack Sales

+ 26.7% growth year-over-year

$70.5M

Adjusted EBITDA[3]

7.8% of Total Revenue

+ 25.8% growth year-over-year

Total Revenue

+21.7% growth year-over-year



2017	2018	2019	2020	2021	2022
$359M	$459M	$595M	$523M	$740M	$901M

Shack System-wide Sales

+22.7% growth year-over-year



2017	2018	2019	2020	2021	2022
$532M	$672M	$895M	$779M	$1,123M	$1,378M

1.   "Shack system-wide sales" is an operating measure and consists of sales from the Company's domestic Company-operated Shacks, domestic licensed Shacks and international licensed Shacks. The Company does not recognize the sales from licensed Shacks as revenue. Of these amounts, revenue is limited to Shack sales from domestic Company-operated Shacks and licensing revenue based on a percentage of sales from domestic and international licensed Shacks.
2.   "Shack-level operating profit," a non-GAAP measure, is defined as Shack sales less Shack-level operating expenses including food and paper costs, labor and related expenses, other operating expenses and occupancy and related expenses. A reconciliation to the most directly comparable financial measure presented in accordance with GAAP is set forth in the Non-GAAP Financial Measures section within Item 7 of the Form 10-K for the fiscal year ended December 28, 2022.
3.   "Adjusted EBITDA," a non-GAAP measure, is defined as EBITDA excluding equity-based compensation expense, deferred lease costs, impairment and loss on disposal of assets, amortization of cloud-based software implementation costs, as well as certain non-recurring items that the Company does not believe directly reflect its core operations and may not be indicative of the Company's recurring business operations. A reconciliation to the most directly comparable financial measure presented in accordance with GAAP is set forth in the Non-GAAP Financial Measures section within Item 7 of the Form 10-K for the fiscal year ended December 28, 2022.


Average Weekly Sales ("AWS")[1]



- ■ AWS
- — Total YoY Shack Sales Growth (Decline) [2]

	Full Year 2021	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022	Full Year 2022
	44%	31%	23%	17%	17%	22%
AWS	$71K	$68K	$76K	$73K	$76K	$73K

AWS grew 2.8% in 2022 versus 2021. Our sales were impacted by Omicron in early 2022 and broader macro pressures throughout the year. However, higher menu prices and strong growth of in-Shack traffic supported our continued recovery.

Urban versus Suburban Same-Shack Sales %

Driven by urban recovery, same-Shack sales (SSS) grew 7.8% in 2022 versus 2021. Shacks in our urban markets grew SSS 14% and in our suburban markets grew SSS 3% in 2022 versus 2021.



	First Quarter 2022	Second Quarter 2022	Third Quarter 2022	Fourth Quarter 2022
Urban	19%	19%	11%	8%
Total	10%	10%	6%	5%
Suburban	4%	3%	2%	3%

— Urban SSS % versus PY   — Suburban SSS % versus PY   — Total SSS % versus PY

System-wide Shack Count



- ■ Domestic Company-operated
- ■ Domestic licensed
- ■ International licensed

+18.2%

	2017	2018	2019	2020	2021	2022
Total	159	208	275	311	369	436
International licensed	59	72	90	106	126	149
Domestic licensed	10	12	22	22	25	33
Domestic Company-operated	90	124	163	183	218	254

System-wide Shack Count grew 18.2% in 2022 versus 2021. We opened 36 new Company-operated Shacks in a variety of formats including drive-thru. We opened 33 new licensed Shacks with our partners, including locations in four new markets in China.

1. Average Weekly Sales ("AWS") is calculated by dividing total Shack sales by the number of operating weeks for all Shacks in operation during the period. For Shacks that are not open for the entire period, fractional adjustments are made to the number of operating weeks such that it corresponds to the period of associated sales.
2. Full Year 2021 total YoY Shack sales growth excludes impact of the 53rd fiscal accounting week in 2020. The favorable impact of the 53rd week in fiscal 2020 was an incremental Shack sales of $10.7 million.

WE STAND FOR SOMETHING GOOD

This year, we will be sharing our progress and what's ahead in our 2022 Stand For Something Good Summary. It will be made available at investor.shakeshack.com in the Corporate Governance section. We will share our status against our commitments, from social impact to environmental responsibility and governance. In creating this summary, we will engage stakeholders, collect impact data, work with our leadership team to ensure alignment, highlight suppliers' focus on quality ingredients, and identify areas for progress in the future.

OUR COMMITMENTS

We **Stand For Something Good**® in everything we do. That means sourcing premium ingredients from partners with the same dedication to quality; thoughtful, well-crafted, responsible design; and a deep commitment to community support through donations, events, and volunteering.

WE DELIVER ENLIGHTENED HOSPITALITY AT EVERY TOUCHPOINT

WE ELEVATE EVERYTHING WE DO

WE GATHER COMMUNITIES AND ENRICH OUR NEIGHBORHOODS

WE EMPOWER OUR TEAM TO ACT LIKE ENTREPRENEURS

WE DO THE RIGHT THING AND HOLD OURSELVES ACCOUNTABLE



2023 STRATEGIC PRIORITIES

Recruit, Reward & Retain a Winning Team

We prioritize our people, with continued investments in recruitment and retention to optimize our business.

Relentless Focus on the Guest Experience

Create crave-able experiences through operational, digital and culinary excellence.

Targeted Development Strategy

A balanced portfolio of formats, including drive-thrus, allow us to maximize our potential in each market.

Improve Shack Margins

We are working to improve Shack profitability by driving sales, optimizing labor, improving off-premise profitability, tactical menu pricing and supply chain initiatives.

Invest with Discipline for Strong Returns

We focus our development, digital and other investments on growth opportunities with strong return potential.

2023 STRATEGIC PRIORITIES

Recruit, Reward & Retain a Winning Team

We prioritize our people, with continued investments in recruitment and retention to optimize our business.

- Earned a 100% score on Human Rights Campaign's Corporate Equality Index.

- Hosted Leadership Retreat in May 2022 to develop over 1,000 Shake Shack leaders.

- Graduated 76 leaders through Shift Up — a business competency training program that is a key part of our internal leadership development goals, creating long-term career opportunities for our hourly team members.

- Increased starting wages by more than 20% since 2019.

2022 Overall Promotions

55% Women

77% People of Color

2022 Overall Hires

52% Women

81% People of Color



2023 STRATEGIC PRIORITIES



Shake Shack Pickleball Club


EEEEEATS
CON

Tacos y Birria La Unica at EEEEEATSCON



Lollapalooza


APOTHEKE
SHAKE SHACK

Apotheke Collaboration

Relentless Focus on the Guest Experience

Create crave-able experiences through operational, digital and culinary excellence.

We are on an endless journey to create uplifting experiences, led by culinary innovation. We raise the bar by serving fresh, made-to-order meals crafted from premium ingredients, by teams trained on Enlighted Hospitality.

In 2022, we drove engagement with elevated classics and buzz-worthy collabs, including:

- **Limited-time Offerings ("LTO"):** Buffalo Chicken, Maker's Mark™ Bourbon Bacon Jam and Hot Ones™.
- **Seasonal Menu:** Citrus season lemonade trio, Summer lemonade trio, Fall shakes, Fall/Winter lemonade trio and holiday shakes.
- **Exclusive Experiences:** Shack Jams with Sofar Sounds turning Shacks into concert venues, collaboration with chef Enrique Olvera, "Ping Pong 4 Purpose" charity event with our Dodger's stadium Shack, and more.

We will continue to evolve our menu with exciting collaborations and offerings, including our premium White Truffle Menu and additional plant-based options for our valued guests.

Our digital strategy provides our guests with more convenient and elevated options. We are investing to provide our guests with a personalized, seamless experience across our Shack app, web and kiosks. Our own digital channels are among our most profitable and we see average check premiums versus traditional in-Shack orders.


BUFFALO
CHICKEN


BOURBON
BACON
CHEDDAR
BURGER
MADE WITH
Maker's Mark
BOURBON


HOT ONES™
SPICY BACON
BURGER
SPICY BACON
CHICKEN

2023 STRATEGIC PRIORITIES

Targeted Development Strategy

A balanced portfolio of formats, including drive-thrus allow us to maximize our potential in each market.



Canton, MD
Drive-Thru Format

Right-sized Development:
We have a diversified go-to-market strategy, featuring multiple Shack formats including core, small and drive-thru.

Drive-Thru Early Learnings:
Drive-thru is an important format that provides more convenient options to a wider audience.

Licensed Business Development:
We ended the year with 182 licensed Shacks globally. In 2023, we are opening in two new countries – The Bahamas and Thailand.



West Midtown, GA
Small Format

Core Shack formats are the classic example of iconic Shake Shacks that we've built all around the world. We aim for our Core Shacks to feel like part of the local community.

We seek to access new locations, guests and occasions with our new **Drive-Thru Shack formats**.

Our **Small Shack formats** allow us to optimize returns in dense urban environments, premium food courts and high-traffic suburban locations.



2023 STRATEGIC PRIORITIES

Improve Shack Margins

We are working to improve Shack profitability by driving sales, optimizing labor, improving off-premise profitability, tactical menu pricing and supply chain initiatives.



S | Sales Growth

- Digital marketing with a focus on growing our Shack app user base.
- Offer the most attractive pricing in our own channels.
- Further expanding operating hours in our Shacks.
- Create great guest experiences with menu innovation and exciting LTOs.

L | Labor Strategies and Efficiencies

- Focus on improving retention with leadership development programs, competitive salaries, and benefits.
- Streamlining in-Shack operations with kiosks and other initiatives.
- Hired a new Sr. Director of Talent Acquisition & VP of Operations Training.
- Leveraging tipping to give our team members added incentives.



O | Improving Off-premise Profitability

- Marketing initiatives to drive traffic into our own channels.
- Charging higher menu price premiums on third-party delivery channels.
- Reducing off-premise packaging expenses.

P | Strategic Menu Pricing & Supply Chain Initiatives

- Addressing food and paper inflation pressures.
- Strategic approach to pricing across markets to balance traffic & margins.
- Commitment to diversifying suppliers to drive down costs and delays.

Shack-Level Operating Profit by Expenses[1]



	2019	2020	2021	2022
	22.3%	14.1%	16.7%	17.4%

Occupancy ■ Other OpEx ■ COGS ■ Labor

1.   In the Shack-level operating profit by expenses chart above, the shaded area represents the relative size of the expenses to our Shack-level operating profit.

2023 STRATEGIC PRIORITIES

Invest with Discipline for Strong Returns

We focus our development, digital and other investments on growth opportunities with strong return potential.

Development Long-term Targets[1]

Average Unit Volumes
- Exceeding long-term $2.8m - $3.2m guidance.
- 2022 Company-operated AUV $3.8m.

Shack-level Operating Profit Margins
- Targeting long-term 18% - 22% guidance.

Shack Net Build Costs
- Class of 2022 net build were $2.4m, above historical $2.0m - $2.1m, due to inflation and drive-thru mix.
- Focused on longer-term cost reduction strategies across all formats.

Cash-on-cash Returns[2]
- Targeting +30% for new Shack openings.
- COVID pressures heavily impacted our business and the cash-on-cash returns of recent Shack classes.

Digital Strategic Framework & Digital Scale

We are optimizing and personalizing our app, web, and kiosk channels to drive acquisition, frequency, and conversion.

Sales and Profitability Tailwind
- Digital guests spend >20% more compared to traditional guests and have higher frequency.
- We are more profitable in our own digital channels versus other digital channels.

Brand Benefits
- Modern brand halo.
- Personalized guest experience.
- First party guest data.



2019	2020	2021	2022
$147M	$329M	$442M	$494M
26%	65%	62%	57%

Digital + Kiosk Mix

1. Long-term guidance and targets are based on guidance given in the Shake Shack Registration Statement on Form S-1 filed in 2015.
2. Cash on Cash returns are measured by the Shack-level operating profit in a Shack's third full year after opening, divided by the initial build costs, net of tenant improvements (received and expected) and excluding pre-opening costs.

Dear Valued Shareholders,

2022 was a year of significant progress for Shake Shack.

We entered the year with a clear strategy to build back our profitability from the acute impacts COVID had on our business and goals to accelerate our growth in development. A few unexpected challenges tested us along the way, including the Omicron outbreak in early 2022 that had a disproportionate impact on our many urban Shacks, inflationary pressures across nearly every input item, supply chain constraints, a tight labor market, and widespread construction delays. We are proud with how our Teams managed through these pressures, rebounded quickly and welcomed a growing number of guests back to our Shacks.

2022 Results

- System-wide sales grew 22.7% year-over-year to about $1.4 billion and Total revenue reached $900.5 million.

- Same-Shack sales grew 7.8% year-over-year, led by in-Shack dining and ongoing recovery of urban locations that were disproportionality impacted during the pandemic.

- Opened 69 new Shacks, which grew our System-wide Shack count by 18.2% year-over-year: 36 new Company-operated Shacks and 33 new licensed Shacks.

- Operating loss was $26.9 million. Shack-level operating profit grew 26.7% year-over-year to $151.0 million, or 17.4% of Shack sales for the full year, with building profitability momentum throughout the year.

- Net loss was $26.0 million. Adjusted EBITDA increased 25.8% year-over-year to $70.5 million.

- Cash, cash equivalents, and marketable securities were $311.2 million at year-end.

We exited the year with strong momentum. We opened our 436th Shack and delivered record-level system-wide sales. We finished the fourth quarter with solid financial performance, with year-over-year high teens revenue growth, 240 bps expansion in Shack-level operating profit margin to 18.8%, and over 55% growth in Adjusted EBITDA.

We showed steady improvement through the year even as new challenges were coming our way. Our team executed on the strategic plan we shared with our investors in early 2022: elevating our people, investing in our digital transformation, broadening our format evolution and expansion, and improving the guest experience.

Our work is far from over and we believe we are on the right path with the right plan and team to maximize total long-term growth and profitability potential.

Our 2023 Strategic Priorities:

This year, as we continue to steadily improve results, our team remains focused on the important details of the consistent and reliable day-to-day execution that will deliver higher performance for years to come. Our key strategic priorities include:

- **Recruit, Reward and Retain a Winning Team** – People are the answer! These last few years have been exceptionally challenging for our team members, and we've worked to evolve their pay, benefits, and working environment, while creating an atmosphere where Shake Shack can be a compelling career choice. We are better staffed now than at any time in the last three years and yet we know our work is never done. We are so proud of our people around the globe and are committed to building a championship team.

- **Focus on the Guest Experience** – There's nothing like coming to the Shack! We've been building the next generation's burger joint and gathering place for two decades and we'll never stop working to improve it. We're creating a restaurant where all are welcome, a digital experience where hospitality meets convenience, and a menu using only the best ingredients that just tastes better. There's a love for this brand that transcends cultures across the globe and around the country and we know we're just introducing Shake Shack to so many.

- **Targeted Development Strategy** – In 2022, we opened a record 69 Shacks across the globe, including in new regions and formats, with significant expansion of drive-thru Shacks in our domestic Company-operated market. We accomplished this despite a challenged supply chain and inflationary environment. With an outlook of 70-75 new Shacks this year, we're working to streamline long-term build costs and improve returns while continuing to build the beautiful Shacks that have been a hallmark of our brand. We're learning quickly about drive-thru, paring down costs and harnessing the best of our Shack formats to expand our total addressable market opportunity, all with a resolve and discipline to capture the longer-term economies of scale that will accompany growth. Internationally, this year we'll open in Thailand and The Bahamas for the first time and have recently announced new development agreements to expand in Canada and Israel.

- **Improve Shack Margins** – Through the last few years, our profitability has been below our historical highs, and we must do better. We are focused on rebuilding profitability this year and into the future. We've remained relatively conservative on menu pricing even as many of our costs have increased substantially and we believe we are well positioned to show improvement. Our initiatives target (a) driving sales, (b) labor efficiencies through broader kiosk adoption, improvement in staffing and a reduction in turnover, (c) improving the profitability of our off-premise business, and (d) continuing to take a strategic approach to menu pricing to help address persistent inflationary pressures. We showed strong margin progression in late 2022 and have the right plan in place to continue that trend with a laser focus on profitability in 2023.

- **Invest with Discipline for Strong Returns** – We are committed to generating strong returns from our capex and G&A investments. We've strengthened our balance sheet over the last few years and remain in a strong, offensive position, poised to grow, and will do so with discipline. We expect strong and improving returns on capital for new Shack builds, digital investments and the investments in our team. We expect build costs to remain high this year and so we will be measured in our approach to growth, cautious in G&A investments and optimize for learning, as we target a much bigger future ahead.

Stand For Something Good

Our commitment to Stand For Something Good remains strong.

It's a simple mission that guides everything we do: using the best ingredients, looking out for our communities, and providing unforgettable experiences for our guests, teammates and partners. We believe all of this will lead to compelling returns for our shareholders.

Our Stand For Something Good summary reinforces our commitment to Environmental, Social and Governance (ESG) principles, including our social impact and culture; our environmental responsibility and our commitment to a sustainable future; and our corporate governance and ethical commitments in operating and overseeing our day-to-day business.

Our Commitments

We're committed to continuing to learn, measure, improve and share what we're up to. Shake Shack aspires to hold an essential place in the lives of our communities. We're humbled by the actions of the entire Shake Shack family, who have led with hard work and commitment while doing what we love.

Finally, we want to thank you for your ongoing support and investment in Shake Shack.

We hope to see you soon for a burger!

Sincerely,

Randy Garutti
CEO

Danny Meyer
Chairman & Founder




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 28, 2022
OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to ______

Commission file number: **001-36823**



SHAKE SHACK INC.

(Exact name of registrant as specified in its charter)

Delaware	**47-1941186**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

225 Varick Street, Suite 301, New York, New York 10014
(Address of principal executive offices and Zip Code)
(646) 747-7200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of exchange on which registered
Class A Common Stock, par value $0.001	SHAK	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting stock held by non-affiliates of the Registrant, as of June 29, 2022, the last business day of the Registrant's most recently completed second fiscal quarter, was approximately $1,495,217,173, computed using the closing price on that day of $40.21. Solely for purposes of this disclosure, shares of common stock held by members part of the Voting Group pursuant to the Stockholders Agreement, as amended, of the Registrant as of such date have been excluded because such persons may be deemed to be affiliates. This determination of affiliates is not necessarily a conclusive determination for any other purposes.

As of February 15, 2023, there were 39,316,302 shares of Class A common stock outstanding and 2,844,513 shares of Class B common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for its 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

SHAKE SHACK INC.
TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Information

This Annual Report on Form 10-K ("Form 10-K") contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), which are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different from the statements made herein. All statements other than statements of historical fact included in this Form 10-K are forward-looking statements, including, but not limited to, statements about our growth, strategic plan, and our liquidity. Forward-looking statements discuss our current expectations and projections relating to our financial position, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "outlook," "potential," "project," "projection," "plan," "seek," "may," "could," "would," "will," "should," "can," "can have," "likely," the negatives thereof and other similar expressions.

All forward-looking statements are expressly qualified in their entirety by these cautionary statements. Some of the factors which could cause results to differ materially from the Company's expectations include the continuing impact of the COVID-19 pandemic, including the potential impact of any COVID-19 variants, the Company's ability to develop and open new Shacks on a timely basis, increased costs or shortages or interruptions in the supply and delivery of our products, increased labor costs or shortages, the Company's management of its digital capabilities and expansion into delivery, as well as its kiosk, drive-thru and multiple format investments, the Company's ability to maintain and grow sales at our existing Shacks, and risks relating to the restaurant industry generally. You should evaluate all forward-looking statements made in this Form 10-K in the context of the risks and uncertainties disclosed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors" and Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The forward-looking statements included in this Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

Part I

Item 1. Business.

Shake Shack Inc. was formed on September 23, 2014 as a Delaware corporation for the purpose of facilitating an initial public offering and other related transactions in order to carry on the business of SSE Holdings, LLC and its subsidiaries ("SSE Holdings"). Shake Shack Inc. is the sole managing member of SSE Holdings and, as sole managing member, it operates and controls all of the business and affairs of SSE Holdings. As a result, Shake Shack Inc. consolidates the financial results of SSE Holdings and reports a non-controlling interest representing the economic interest in SSE Holdings held by the other members of SSE Holdings. Shake Shack Inc. Class A common stock trades on the New York Stock Exchange under the symbol "SHAK." Unless the context otherwise requires, "we," "us," "our," "Shake Shack," the "Company" and other similar references refer to Shake Shack Inc. and, unless otherwise stated, all of its subsidiaries, including SSE Holdings.

OVERVIEW

Shake Shack serves modern, fun and elevated versions of American classics using only the best ingredients. We are known for our made-to-order Angus beef burgers, crispy chicken, hand-spun milkshakes, house-made lemonades, beer, wine, and more. With our fine dining roots and a commitment to crafting uplifting experiences, Shake Shack has become a cult-brand and created a new category, fine-casual. Our purpose is to Stand For Something Good®, from thoughtful ingredient sourcing and employee development to inspiring designs and deep community investment.

Originally founded in 2001 by Danny Meyer's Union Square Hospitality Group ("USHG"), which owns and operates some of New York City's most acclaimed and popular restaurants — such as Union Square Cafe and Gramercy Tavern, to name a few — Shake Shack began as a hot dog cart to support the rejuvenation of New York City's Madison Square Park through its Conservancy's first art installation, "I Y Taxi." The cart was an instant success, with lines forming daily throughout the summer months over the next three years. In response, the city's Department of Parks and Recreation awarded Shake Shack a contract to create a kiosk to help fund the park's future. In 2004, Shake Shack officially opened. It soon became a gathering place for locals and visitors alike, and a beloved New York City institution, garnering significant media attention, critical acclaim and a passionately devoted following. Since the original Shack opened in 2004 in NYC's Madison Square Park, the Company has expanded to over 400 locations system-wide, including over 260 in 32 U.S. States and the District of Columbia, and over 140 international locations across London, Hong Kong, Shanghai, Singapore, Mexico City, Istanbul, Dubai, Tokyo, Seoul and more.

WE STAND FOR SOMETHING GOOD

At Shake Shack, we Stand For Something Good® in everything we do. We are on an endless pursuit to create uplifting experiences through elevated, modern and fun versions of classic food and we are committed to seeing this vision executed across all aspects of the business, through the following actions:

- **We elevate everything we do** — Shake Shack is about creating uplifting experiences and moments of pure satisfaction. We aim to be thoughtful in every ingredient we buy, recipe we develop, Shack we design, team we build and community we support.
- **We deliver Enlightened Hospitality™ at every touchpoint** — Shake Shack was founded on the idea of Enlightened Hospitality. Today, we deliver on that vision by building hospitality through all our guest touchpoints. To us, hospitality is all about taking care of our team, our guests, our communities — and bringing those groups together.
- **We gather communities and enrich our neighborhoods** — Across the globe, Shacks have been an integral part of their communities, and, we believe we have a role to play in supporting and revitalizing the neighborhoods where we work and serve.

- **We do the right thing and hold ourselves accountable** — At Shake Shack, we've always believed in leading by example and making better possibilities come to life with our teams and community, beyond just making great food. Our commitment to doing things differently includes a focus on exceptional career support for our teams, while creating meaningful impact in both our neighborhoods and the global industry.

- **We are committed to environmental responsibility** — We source our world-class ingredients from suppliers who share our values, including 100% antibiotic- and hormone-free proteins from ethically raised animals and non-GMO buns, and are committed to sustainable packaging, a focus on renewable energy, and assessing and managing our greenhouse gas emissions.

- **We empower our teams to act like entrepreneurs** — At the heart of a Shake Shack experience is our teams' personal commitment to craft and hospitality. As we grow, we are developing our leaders and building tools that empower our Shacks to better promote uplifting experiences.

HUMAN CAPITAL MANAGEMENT

Our most important asset is our people and as a result, we have remained committed to investing in our people so we can recruit, reward and retain a winning team. Our strategy continues to be to recruit talented people who have integrity, who are warm, motivated, self-aware, and intellectually curious alongside having the competencies and skills that continue to foster our growth. We train our team to understand and practice the values of Enlightened Hospitality: caring for each other, caring for our guests, caring for our communities, caring for our suppliers and caring for our investors. We believe this culture is fundamental to the way we operate our business, and a key driver of our ability to deliver great guest experiences, and therefore, successfully grow our footprint.

Due to the challenging macro labor environment, which is present in both our field operations and home office, we are focused on attracting and recruiting talent as much as retaining our team members to grow and move the business forward. We are doing this in the following ways:

- Building a diverse winning team, staffed for success.

- Creating a positive, uplifting team member experience through incentivizing total rewards and cultural programs.

- Providing leadership opportunities through multi-faceted development programs.

- Prioritizing compliance for scalable growth via technology and procedural initiatives while providing operational efficiency.

- Creating an environment that supports cultural alignment, process improvement, and enhanced communication.

Working at Shake Shack is about more than making a great burger, it's about creating elevated and uplifting experiences for our team members and guests and getting opportunities to build a rewarding career. We strive to make every team member at Shake Shack feel empowered to impact our Shacks and the communities around them. We promote a family of passionate, fun-loving, and hardworking people who encourage and uplift each other. We are committed to doing the right thing for our teams, guests and communities. We challenge ourselves, hold each other accountable, and take care of one another. In short: We Stand For Something Good. We have expanded our People Resources team to enable us to better navigate complex team member relations issues to prevent risk and litigation. We've layered in predictive scheduling support to maximize Fair Workweek compliance across respective jurisdictions. Additionally, we have aligned our safety and OSHA practices under one resource for the organization.

We are enabling our managers to build, coach, and lead strong teams by giving them the knowledge, tools, and resources to drive strong people practices in their Shacks. Key accomplishments include:

- **Market Leader Training** — Robust, in-person curriculum for exempt managers focused on driving compliance throughout the team member lifecycle.

- **Predictive Scheduling Team and Tools** — Built a team to cover predictive scheduling locations, multi-level audit procedures, and implemented a predictive scheduling tool.

- **Shack Safe** — Hired a dedicated OSHA and safety resource to establish a Safety Committee and programming to keep our teams safe, identify gaps, and meet statutory requirements.

With a focus on technology and automation we are working to streamline and eliminate manual work for our teams while driving compliance and minimizing human error. We are dedicated to the continuous improvement of technology, processes, and experiences within the Shake Shack team member journey. In fiscal year 2022, we enabled a new recruiting platform and reporting technology that will help us continue to scale and grow. The key accomplishments include:

- **Building the People Resources Technology Team** — Dedicated team to support growing administration needs, on-going level one people resources tech support, and more robust reporting and insights.

- **Recruiting Platform** — Implemented a new Applicant Tracking System (ATS), leveraging the strategic advantages of a fully integrated ERP. Simplified high volume recruiting & hiring, enhanced candidate communication and experience. Increased WOTC tax assessment rate.

- **Messaging Capabilities** — Enables Shake Shack to communicate with team members and candidates via modern communication channels.

As of December 28, 2022, we had 11,704 team members, of whom 11,316 were hourly team members and Shack-level managers and 388 were home office personnel.

Recruit A Winning Team

Our largest opportunity in the performance of our current Shacks and new openings lies in fully staffing and retaining our Team Members. Within the Talent Acquisition function, fiscal year 2022 has been a year of building a foundation to support the staffing needs of the business as well as new Shack growth. By focusing on a framework that supports integration and automation, we are set up to tackle the competitive landscape of attracting and hiring top talent today and into 2023 with more data than ever before. We are committed to better leveraging our external partnerships, working cross-functionally with Marketing, and utilizing analytics to deliver a strong talent acquisition strategy and employer branding presence.

With a robust candidate focused framework enabled for talent acquisition alongside an elevated employment branding effort, we look to execute a strategic vision to recruit the best and the brightest talent to our Shacks. Taking into consideration the work we've done to stabilize our foundation, our current resources, labor environment and other competitive factors, we are focused on diversifying our talent acquisition strategy. We will do this through a variety of recruitment media channels.

We have a full Team of Regional Talent Acquisition Partners and Coordinators supporting Operations. We are also partnering with a new marketing media firm to leverage data and metrics to launch programmatic job advertising. The firm will work to diversify our media and increase our network reach to include partnering on our diversity, equity and inclusion initiatives.

Reward A Winning Team

Our goal is to focus on providing highly competitive compensation and benefits to our Teams for their hard work and service. With that we have grown our Benefits staff to enable us to have the dedicated Team to audit and improve our support processes as well as provide the care and communication to get our Teams what they need, when they need it most.

Technology and education enable our Teams and management to have the best experiences for their health and welfare, and we will continue to develop our design and pay practices to reward a winning Team.

By unlocking opportunities in our design and processes, we provide new ways to more effectively and efficiently engage our Teams. Key accomplishments include:

- **Wellness** — We initiated the first phase of a Wellness campaign through home grown communication, material curation, and partnerships to promote awareness and participation in events across a series of health and wellness topics.

- **Shift Manager Bonus Eligibility** — Beginning in fiscal 2022, Shift Managers are eligible to participate in the Shack Management Bonus Plan. This group represents our largest Team providing supervisory support in our Shacks to both our Teams and Guests.

- **Tipping** — In 2022, we rolled out tipping at most of our Shacks across POS, App, Web, and Kiosk. With our new tipping availability, Team Members have the opportunity to increase their hourly pay.

We want to incentivize our Shack leaders, give them the opportunity to feel like owners and reward them for their performance. One way we try to achieve this is by extending our equity-based compensation program to all General Managers. As an incentive for General Manager hires, we added General Manager sign-on equity grants and created additional compensation opportunities for our General Managers. We are not immune to the staffing challenges presented across our industry, but we are committed to building Teams that drive growth for the long term.

Retain A Winning Team

We are committed to delivering a strong pipeline of talent for our Teams while retaining our solid performers. Our Shacks must be fully staffed, operating at full capacity with optimized throughput to capture maximum sales potential.

We help foster an environment that attracts and welcomes diverse talent; enables a culture of belonging, inclusion, and equity; and supports an engaging, and overall positive Team Member experience. To solidify our culture, in 2022 we created meaningful opportunities for connection and engagement at our weeklong leadership retreat and evolved the Shack Pact core values that support our mission and brand commitments to help Team Members understand the behaviors needed to live our purpose.

We Are All-In

To make sure every Shake Shack Team Member at every level has a positive experience, we strive to build an inclusive workplace, made up of diverse talent throughout the Company. Our Diversity Equity and Inclusion (DEI) program, All-In, is part of that mission. With the support of executive leaders, All-In works to ensure Shake Shack provides equal opportunities for all, and removes obstacles or barriers to success, while also fostering a culture of inclusion and belonging. Our All-In program's initiatives include:

- **5-Year Diversity Targets** — We set time-based goals that help to focus attention, clarify accountabilities, and demonstrate our commitment to increase the diversity within our Shack and home office leadership Teams. Our 5-year diversity targets were set based on analysis of our industry, demographics of the workforce at large and the changing landscape of this country, and the reality of whom we employ today. We have focused our attention on women and people of color specifically, as we look to match the demographics of our workforce and the country at large.

- **Employee Resource Groups (ERG)** — We strive to foster a strong internal community and awareness for diverse groups and cultures through our ERGs. Our current ERGs focus on women, Black, Hispanic, Asian and LGBTQ+ identifying Team Members. These are voluntary, Team Member led groups of people who gather based on common interests, backgrounds or demographics such as gender, race or ethnicity. These groups support both personal and professional development while helping to foster an inclusive workplace.

- **Diversity, Equity & Inclusion (DEI) Curriculum** — We are building a DEI curriculum to raise awareness and educate our Team Members on how to foster a strong work environment. The curriculum is aligned to our leadership and talent development framework, and provides a common framework for what DEI means and why it matters at Shake Shack. All home office and operations Team Members participate in the course, including all new hires. The curriculum plan also provides for unconscious bias and courageous leadership teachings.

- **Stand Together Series** — We host a Stand Together Series forum to discuss on-going social issues. The Company-wide sessions served as an open forum and safe space for sharing personal stories to help deepen the collective understanding of diversity issues in the U.S. while strengthening our community and Team. In 2022, we hosted live sessions on topics such as women in leadership, Black-owned businesses, Asian and Pacific Islander heritage, LGBTQ inclusion, and more.

- **External Recognition** — We were proud to be named one of the "Best places to work for LGBTQ+ Equality" for the fourth year in a row earning a 100% score on the Human Rights Campaign's Corporate Equality Index for our support of the LGBTQ+ community in the workplace. This designation highlights the core of our Enlightened Hospitality ethos and our commitment to a great workplace for all.

The HUG Fund

One of the ways we embrace Enlightened Hospitality internally is through the administration of our own HUG (Help Us Give) Fund, a 501(c)(3) organization available for all our Team Members. The HUG Fund provides an opportunity for all Shake Shack Team Members to take care of each other through tax-deductible payroll and other one-time contributions. The HUG Fund provides timely financial assistance to Team Members impacted by financially devastating circumstances far beyond their control and their means. During fiscal 2022, we provided 41 Team Members with financial grants to help alleviate financial burdens caused by catastrophic events.

Leadership & Talent Development

We are dedicated to producing the human capabilities the Company needs to accomplish its business objectives, and to provide modern content and experiences that develop and retain Team Members. As our learning culture continues to evolve, we have made consistent strides in creating a foundational footprint in various learning opportunities throughout the year. We are focused on understanding who our leaders are, what their personal and professional developmental needs may be, and how to meet them where they are with scalable development opportunities.

In 2022, our leadership and talent development offerings were impactful in various ways. From crafting and delivering our core leadership competency courses to coaching and preparing leaders to teach at the Leadership Retreat, we are in the beginning stages of laying an understructure of content, programs, and approaches essential to scale and grow alongside our people and business. During 2022, development focus areas included:

- Providing effective feedback

- Learning to navigate and lead change

- Organizing and delegating work

- The culture of Shake Shack

- Train the trainer orientation practices

- Essential communication methods

- Hospitality trends and business operations

- Managing a Team and delivering results

Our Leadership Retreat was held in Tucson, AZ with the theme of Evolve Together. Over the course of the week, nearly 1,000 Shake Shack leaders, licensed partners, and sponsors gathered from all over the world to connect, learn, and grow. The event featured inspirational speakers, leadership development sessions, and the recognition of Team Members who contribute to Shake Shack's success.

On-going Leadership Programs

We invest in leadership development programs so that Shake Shack remains a compelling career choice for Team Members at every level, through their entire career. As our Team continues to grow, we believe that our culture of Enlightened Hospitality helps us deliver a consistent Shack experience, and to develop future leaders from within.

One such program is The Shacksperience — a functional growth model and overall employment experience for Shake Shack Team Members. A key element of The Shacksperience is the Steppin' Up Model, which defines the steps in the employment life cycle, from Team Member to General Manager. It clarifies the eligibility requirements and training necessary for each position, outlines the growth opportunities at all levels of the organization and furthers our philosophy of "leaders training future leaders."

Through the Steppin' Up Model, Team Members are provided the opportunity to surpass the national average hourly wage through training roles and promotion to manager roles. Efforts such as this allow us to continue to attract and retain the best restaurant talent, while recognizing the importance of our Team — the heartbeat of Shake Shack — to ensure current and future Team Members feel cared for and have opportunities for sustainable career growth.

We care about our Team and we're committed to setting them up for success, at Shake Shack and in their future careers. In 2022, we promoted 2,604 people throughout our Company, 55% of whom were women and 77% were under-represented minorities. We are proud of our leaders who graduate from hourly roles to managers, managers to General Managers and General Managers to regional leadership. This year, 75% of our new General Managers and 73% of new Area Directors were promoted from within.

Another part of our long-term investment in our people is the Shift Up program, which is our development program that provides an avenue for mid-level managers to improve their skill set and ability to move to the next level of management. In partnership with Food Education Fund, a nonprofit organization specializing in culinary arts, we developed a curriculum and program to help bridge the gap between Shift Managers and Exempt Managers by offering and teaching the skills necessary to enable the confidence that can lead to career growth. This 18-week classroom-style program aligns to our organizational competencies and supports the transfer of learning between graduates through cohort mentoring, business integration and real-world Shack experience. During fiscal year 2022, the Shift Up program had 86 participants. Additionally, the program had a 88% completion rate and 91% retention rate for fiscal year 2022. Of the 86 participants, 31 Team Members were promoted into Manager-In-Training, Manager or California Non-Exempt Manager roles.

GUEST EXPERIENCE

Danny Meyer's original vision of Enlightened Hospitality guided the creation of Shake Shack's unique culture. We believe that culture is the single most important factor in our success. To maintain this, we take care of our teams first and foremost, and this allows us to take care of our guests, our communities, our suppliers and our investors.

With Enlightened Hospitality, we strive to create a personalized experience for our guests at each of our Shacks around the world. We achieve this through innovations in service, trendsetting culinary innovation, and the design of warm community gathering places.

Digital Evolution

The focus of our digital strategy is to deliver Enlightened Hospitality to our guests across multiple channels. Through modern platforms, we continuously strive to build more frictionless ways to deliver the unique Shake Shack experience with convenience and accessibility. Our digital initiatives are defined by each of the following themes:

▪ **Enlightened Hospitality** — Using our digital channels to bring guests an uplifted sense of hospitality. This ranges from developing innovative digital pre-ordering and pick-up experiences, to meaningfully engaging with guests through our Company-owned app and web channels.

▪ **Personalized Guest Experience** — Knowing, understanding and creating a personal guest experience that drives loyalty, frequency, and brand engagement across multiple digital platforms and in the Shacks themselves.

▪ **Smarter Every Day** — Building and refining our data platform and overall digital approach so we may drive return on investment on marketing campaigns and technology spending and improve our ability to make smart decisions that fuel growth.

As we have evolved our Shack design to serve our guests more efficiently, the continued development of our digital ordering tools has also been essential. The COVID-19 pandemic accelerated those plans, as we used those tools to connect with our guests directly, more frequently, and safely while focusing on a return to growth in the process.

Our Company-owned web and app channels continue to grow in the number of web sessions and app users on a year-on-year basis, driven by our ongoing focus on acquiring and converting users across our digital ecosystem. In 2022, we focused on leveraging growth in guests visiting us on web as a lead funnel to our mobile apps, which offer a better guest experience and drive higher frequency. As a result, we saw meaningful increases in our mobile orders year over year, further enabled by ongoing investments in our guest experiences.

In fiscal 2022, we continued to improve our digital guest experience by enhancing our digital offerings. We improved and expanded our ability to interact with guests before and after purchases by implementing new lifecycle marketing and customer support solutions. We continued to improve the guest order experience as well, by adding kiosks to a number of Shacks, launching new gift card capabilities, the introduction of pick-up tipping, an all-new Android app, and iterating on 2021's web redesign with a streamlined order creation flow.

Lifecycle Marketing

To enhance our ability to drive frequency across digital channels, we integrated Braze as a lifecycle marketing and automation tool. Through Braze, we elevated the guest onboarding experience into our marketing funnel by automating this process, providing information about our brand relevant to guest preferences and behavior, and re-enforced how we Stand for Something Good in everything we do. We also introduced more timely, personalized content and targeted digital offers, and are using these tools to drive guest frequency.

We have unlocked the capability to personalize and test multichannel campaigns, with digital touchpoints across email, push notifications, and in-app messaging, by a guest's location and digital ordering behavior which has led to an incremental lift in users who visit our website and mobile apps. With a better sense of guest behavior and real-time targeting, we're able to provide our digital guests with a better experience inclusive of targeted offers and app exclusive items.

These efforts have led to meaningful growth in our marketable digital audiences with email subscription and push notification subscription both increasing since the launch of Braze in June 2022. Overall, we're seeing an incremental lift in digital sessions as a direct result of the campaign targeting we rolled out with Braze this year.

Android Modernization

In February 2022, version 2.0 of the Android Shack app launched which delivered new capabilities and a better guest experience while bringing development control of the platform in house. This release saw dozens of under the hood improvements, including making the app more stable and faster to launch, but primarily focused on a few marquee feature introductions. Specifically, we introduced new order modes to Android including delivery, curbside, and walk-up that made it easier for guests to experience

Shake Shack however they preferred. Additionally, we made it easier for guests to transact on the Shack app by introducing Google Pay, which streamlines numerous steps in the checkout process.

Since launching in February, we've continued to iterate on the Android app through improvements to the order experience. This Fall, we made it even easier to start building an order from the app's home screen, increasing the number of guests who add an item to their bag.

Digital Hospitality

As our guests have become more accustomed to our digital channels, it's increasingly important for our Hospitality team to be able to meet the guest wherever and whenever they prefer. To help us reach guests faster and on more channels, we implemented Gladly as a new customer engagement platform. Through Gladly, our Hospitality team is able to deliver Enlightened Hospitality beyond the in-Shack experience by improving the speed and effectiveness by which we resolve guest contacts. Since launching in August, we've seen an improvement in hospitality case resolution time for our guests.

Gift Cards

Prior to 2022, guests were unable to redeem gift cards on any digital channel. Gift cards are a key pillar in our guest experience strategy, as it's one of the best ways for guests to share Shake Shack with their friends and loved ones. To make sure guests get the full utility of their gift cards, we migrated to a new gift card partner and introduced digital redemption in the fourth quarter of 2022 across web, iOS, and Android. We also took this opportunity to improve the purchase experience for both in-Shack and digital gift cards as well, introducing a new digital portal for purchases, and a streamlined in-Shack experience. Our new gift card partner also unlocks the opportunity for B2B sales of Shake Shack gift cards which we look forward to exploring in early 2023.

Tipping on all non-delivery order modes

We've heard from guests that they would like the opportunity to tip our team members. In 2022, we introduced the ability to tip on all order modes across all digital channels and in our Shacks. Guests who are dining in-Shack or taking their order to-go can show appreciation to Shack team members by tipping.

Website optimization

We continued to evolve our web experience in 2022 by focusing on making the ability to start and complete an order more intuitive. We made foundational changes to the way guests start an order on our website by moving to a traditional e-commerce "bag" as the core shopping component while streamlining the interactions for adding items to that bag.

Engaging the Community

A Warm Community Gathering Place

Our Shacks are so much more than a place to get burgers, fries and shakes; they're places for the community to safely gather. We place a high premium on connecting with our communities whether through the physical design of our Shacks or by the local causes we support. Although more of our guests are enjoying us through our omnichannel experience, including our digital options, in-Shack dining remains a good opportunity for the long term growth of our business. We remain laser focused on delivering a great guest experience both digitally and in-Shack with elevated offerings reflective of our fine dining culinary roots. In fiscal 2022, our same-Shack sales grew 7.8% year over year driven by 4.9% traffic growth. This strength was led mostly by a consistent return to in-Shack dining, a trend we like to see. With more guests wanting to gather, there is an increased energy felt across our Shacks which remains a competitive advantage for us and part of our strategy to provide a great guest experience no matter how our guests prefer to order.

No matter the format or region, each Shack is specifically designed to be of its place and connect with its community. The original Shake Shack in Madison Square Park, for instance, was designed to set the tone for a dynamic dialogue inside the park and the surrounding neighborhood. Today, across our domestic and international locations, we secure vibrant sites and give them a hand-crafted, community-appropriate look by blending unique local features with our core Shake Shack design elements. We have also developed a number of iconic brand identifiers, like wrap-around steel beams; open kitchens; large, distinctive menu boards; and comfortable, distinctive furniture that advances our sustainability initiatives. We believe these identifiers are key components to the expression of the brand and the Shake Shack experience.

The overall atmosphere of our Shacks evokes our original upbeat and relaxed park ambiance, combined with the fine dining experience that has become part of our brand's DNA. We use high-quality tactile materials, warm lighting that highlights every table and textured wall, as well as seating layouts that encourage guests to relax and stay for a while. Additionally, whenever possible, our Shacks feature either outdoor seating or easy access to a park or green space.

Each Shack is designed to convey a consistent brand message while also tailoring marketing efforts to its specific region. We offer menu items that feature ingredients and beers specific to each Shack's community, and we often team up with local chefs and restaurants to offer our guests unique, collaborative menu items. We also collaborate with local artists and designers to bring beautiful artwork and installations to our Shacks. We participate in local celebrations and develop relationships within the community, helping position Shake Shack as a premium brand that is connected to its neighborhood.

Community and Charitable Partners

In addition to special events, we regularly serve our communities in a variety of ways including 25% Donation Days to show support for local schools and organizations. Supporters who participate in these fundraisers have a portion of their order totals donated to a local nonprofit. Guests can support by mentioning the fundraiser when checking out in-Shack or using a fundraiser code on the Shack app for pick-up or delivery. Additionally, we provide a Donation Day flyer for the local school or organization to use as an invitation to the community.

For all new Shack openings, we partner with local charities for opening day. In some markets, we have existing tenured partnerships with organizations, like Food Bank of the Rockies in Colorado, and in others we are building new relationships in our local communities with every Shack we open. In 2022, we matched $1 for every sandwich purchased at every new Shack opening day back to our chosen local nonprofit partner. As we continue to grow our footprint across the U.S., our opening day charitable partners are a great example of how we continue to drive home our Stand for Something Good mission.

We listen to our communities and seek opportunities to get involved, whether it is charity events or disaster relief, we are on the ground helping. We regularly donate cash, food and gift cards to support dozens of local nonprofit organizations, schools, and hospitals around the country. For example, in 2022, we donated $10,000 to Children's Hospital Los Angeles as part of their annual Make March Matter campaign. We find ways to support charity events and often serve food such as our involvement this year at the Hilarity for Charity Annual Gala, Ping Pong for a Purpose, Taste of Asia, Hole in the Wall Gala, and so many more.

Engaging With our Guests

Shake Shack grew up alongside social media and we believe we have benefited from our close relationship with passionate fans who want to engage with us and share their real-time experiences. We're proud to be recognized by media, influencers, and creators alike, garnering attention around the world.

Our positioning and brand voice, derived from the spirit, integrity and light-hearted nature of Shake Shack, are reinforced by our contemporary, responsible designs and hospitable team members who Stand for Something Good. This identity also anchors our marketing efforts, with the heart of our marketing strategy to provide an uplifting experience while cultivating community and connecting with guests both in our Shacks and through digital channels.

Social Media

Just as we design our Shacks as community gathering places, our social media strategy creates an online community gathering place. Through our social media presence, we bring Enlightened Hospitality to new audiences by mirroring the in-person experience a guest has when they visit a Shack. We interact with fans across Facebook, Instagram, Twitter, TikTok and more by sharing engaging content, comments, replies and the use of user-generated content; a quick search of "#shakeshack" on Instagram reveals over 1.1 million organic posts from our fans. This year, we doubled down on our creator partnerships, expanded our brand storytelling with new types of content and even ventured into gaming by building a Shake Shack in The Sims 4. In addition to social media, we also connect with our guests through our email marketing program via targeted menu item alerts, local event invites, new Shack opening information and other relevant Shake Shack news.

Media, Product Placement and Influencers

Shake Shack's unique positioning has helped us garner robust media coverage across food, lifestyle, business and trade publications. We have also been featured across various media outlets, allowing us to increase brand awareness and be a key voice of leadership in the industry. Shake Shack's popularity and cultural relevance are reflected in our countless celebrity and influencer fans across Hollywood, music, fashion, sports and more.

Campaigns, Promotions and Events

Throughout fiscal 2022 we continued to extend our brand by collaborating with celebrated chefs, developing new creative concepts, unveiling exciting promotions and participating in special events to drive brand awareness and engage with our guests. These initiatives were key to harnessing the growing strength of the Shake Shack brand and helping it stand out through unique moments. Some notable campaigns, promotions and events included:

- **Enrique Olvera x Shake Shack** — We teamed up with world renowned chef Enrique Olvera to bring a taste of Mexico City to our West Village and Santa Monica Shacks. Over the course of the four nights across two cities, over 200 guests, more than 40 influencers and media enjoyed a unique Shack dining experience starring the Ant Burger among vibrant greenery, live music and smoky palo santo.

- **Apotheke x Shake Shack Candle Duo** — We launched a candle duo with Apotheke, a NYC-based luxury home fragrance brand. We worked closely with Apotheke to create two unique scents, Burger in the Park and Shake & Fries, that celebrate the spirit of NYC, our love of innovation and creating warm spaces that are welcoming to all. Fans proved to be excited about the collab because the candles sold out in less than two days.

- **EEEEEATSCON with the Infatuation** — This year, we headlined NYC and LA EEEEEATSCON. In New York, we teamed up with Hoppers, a Sri Lankan restaurant in London, to create the Lankan Shack. Originally created for our London Shacks, the Lankan Shack is a cheeseburger topped with curry-braised short rib, coriander chutney mayo, mustard cream, pickled red onion, fresh coriander and green chilli served on a toasted potato bun. In LA, we partnered with Tacos y Birria La Unica, a beloved family-owned LA food truck, to create the Birria Shack: a Jack cheeseburger, Birra de rez, hand-made corn tortilla, onion, cilantro, and Shack Sauce, served on a birria-buttered potato roll, with an optional side of consommé for dipping.

- **Una Pizza x Shake Shack** — We teamed up with chef Anthony Mangieri of Una Pizza Napoletana to offer a three-course menu at Madison Square Park. This was our first time executing a pre-ticketed event, which sold out in just over a day, and offering an upscale, prix fixe service style for collab, paying tribute to our fine dining roots. Over the course of two nights, 200 guests sat down to enjoy a three-course meal with wine pairings and live Italian music under string lights in the park.

- **Hot Ones Tasting Event** — To promote the Hot Ones menu, we hosted a press and influencer event at the Santa Monica Shack. Given Hot Ones' deep connection to the celebrity and entertainment world, the event served as an excellent moment to further cement Shake Shack as a key player in the LA market.

- **The Drew Barrymore Show** — John Karangis, our Executive Chef, was featured on The Drew Barrymore Show. The episode, which also starred Ina Garten, included a segment titled "Drew's News" where John and Ina showcased our signature Chicken Shack. In the segment, John shared a bit about our origin story and fine dining roots.

- **Shake Shack Pickleball Club** — This year, we launched the Shake Shack Pickleball Club ("SSPC"). We hosted SSPC events in multiple cities, including Chicago and Los Angeles. The events were so popular among the tight-knit pickleball community that we had to turn down many walk-ups, and even had an audience of spectators who came out just to watch the tournaments. Pickleball is a great way for us to engage with the communities outside of the Shacks.

- **Shack Jams with Sofar Sounds** — To amplify our Bourbon Bacon Cheddar campaign, we hosted a six-city concert series in partnership with Sofar Sounds called Shack Jams. Throughout the series, we turned select Shacks into unexpected concert venues, hosted over 400 guests and highlighted our culinary innovation.

- **"Eat Cute" - Door Dash x Shake Shack** — For Valentine's Day we teamed up with DoorDash to empower singles. We created a dating site for Buffalo Chicken sandwich lovers called 'Eat Cute,' to help break the ice and spice things up. Singles who matched on our dating site could send each other a code to redeem for a free Buffalo Chicken Sandwich.

- **Maker's Mark Distillery Trip** — In June, we took 15 influencers to Kentucky to celebrate and promote our Bourbon Bacon Cheddar menu. The trip consisted of a two-day experience including a welcome happy hour at our Lexington Shack, a full day Maker's Mark distillery tour, an elaborate three-course dinner curated by our chefs, post-dinner cocktails and live music.

- **Shake Shack x Not Co at The W South Beach** — To celebrate our Non-Dairy Chocolate Shake and Custard, we hosted an event at the W South Beach in partnership with NotCo. The event theme was "treat yourself," with curated experiences like cryotherapy facials, Shack inspired nail art, hair braiding and of course, a shake and custard station. We saw a great turnout from top-tier Miami lifestyle and food influencers as well as key reporters and bloggers.

Capitalizing on Our Brand Awareness

Since 2004, Shake Shack has become a globally recognized brand with significant consumer awareness relative to our current footprint of over 430 Shacks. We pride ourselves on providing a vibrant and authentic community gathering place that delivers an exceptional experience to our loyal guests. One great advantage for Shake Shack has been our birthplace and headquarters in New York City, and our origination from a fine dining company. This gives us tremendous media and brand power, often outweighing our relative size. Shake Shack continues to receive recognition for being a fan and industry favorite. In fiscal 2022, Shake Shack was awarded QSR Magazine's Best Brands to Work For, USA Today 10 Best Reader's Choice Awards, and Nation's Restaurant News' Top 500 2022.

Culinary Innovation

Shake Shack's unique value proposition is partially defined by our roots in fine dining. We embrace that heritage and are committed to sourcing premium ingredients, such as antibiotic- and hormone-free proteins while offering excellent value to our guests. Our core menu is inspired by the finest versions of the classic American roadside burger stand. Occasionally, we supplement our menu with limited time offers, and we experiment with potential new categories we may consider adding to the menu over time.

We are committed to culinary creativity and excellence, collaborating with award-winning chefs, talented bakers, farmers and artisanal purveyors, each of whom bring their unique skills and expertise to the Shake Shack experience. As we grow across the country, we are excited to expand these collaborations with industry-leading chefs and suppliers.

While we're extraordinarily proud of our legacy and current position, we will continue to look for the best ingredients and culinary partners to exceed our guests' expectations in every aspect of their experience.

Our Menu

All of our locations offer premium food and beverages, carefully crafted from a range of classic American foods at more accessible price points than full-service restaurants. While ingredient specifications and menu options can vary by country, the core menus at our US-based locations include the following:

Burgers



Our burgers are made with a proprietary whole-muscle blend of 100% all-natural, hormone and antibiotic-free Angus beef, ground fresh, cooked to order and served on a non-GMO potato bun. We take great care in the preparation of our burgers — from sourcing, to handling, to cooking — to ensure their taste and quality is second to none. Our signature burger is the ShackBurger®, a four-ounce cheeseburger topped with lettuce, tomato and ShackSauce™. Our burger offerings also include the SmokeShack®, 'Shroom Burger™ (a vegetarian burger), Shack Stack®, Avocado Bacon Burger and Hamburger.



Chicken

Our Chicken Shack is a 100% all-natural, hormone-free, antibiotic-free and cage-free chicken breast, slow cooked in buttermilk herbs, hand-battered, hand-breaded and crisp-fried to order. Our Chicken Bites are made with all-natural, antibiotic-free whole muscle chicken that is sous-vide cooked for optimum flavor, moisture and texture.



Crinkle Cut Fries

Our classic, passionately beloved crinkle cut fries are made from premium Yukon potatoes and are prepared 100% free of artificial trans fats. So many of our guests love the crispiness and ridges of our crinkle cut fries; a nostalgic ode to the roadside burger stand of yesteryear. Guests can also enjoy our Cheese Fries; our crinkle cut fries topped with a proprietary blend of cheddar and American cheese sauce.



Hot Dogs

Shake Shack was born as a hot dog cart in 2001 and we're proud to honor that legacy by continuing to offer a premium hot dog. Our hot dogs are made from 100% all-natural, hormone and antibiotic-free beef.



Shakes and Frozen Custard

Our premium, dense, rich and creamy frozen custard, hand-spun daily on-site, is crafted from our proprietary vanilla and chocolate recipes. We use only real sugar (no high-fructose corn syrup) and milk from dairy farmers who pledge not to use artificial growth hormones. Shakes remain our guests' favorite in this category, and they're scooped and spun to order.



Beer, Wine and Beverages

Our proprietary ShackMeister® Ale, brewed by Brooklyn Brewery, was specifically crafted to complement the ShackBurger's flavor profile. At select locations, we also offer local craft beers. Our Shack Red®, Shack White® and Shack Rose wines are sourced and produced exclusively by Gotham Project, providing our guests with premium beverage options not commonly found in our industry; a nod to our fine dining heritage. In addition, we serve Abita Root Beer, Shack-made lemonade, organic fresh brewed iced tea, Fifty/Fifty (half lemonade, half organic iced tea), Honest Kids organic apple juice and Shack|20® bottled still and sparkling waters, from which 1% of sales help support the clean-up of water sources around the world.

Innovation Kitchen

Our Innovation Kitchen is located on the lower level of the West Village Shack and connected to our home office and allows us to explore exciting new menu items for our guests. The culinary team uses this dedicated space to get even more creative, dig deeper into our fine dining roots, collaborate with other chefs and explore new opportunities as we continue to grow. The West Village Shack's menu has all our classic items and features items from the Innovation Kitchen, with guest-favorite test items potentially becoming permanent menu items. This space also allows us to house our quality assurance and culinary teams together, ensuring that every item on our menu meets our strict standards.

Shack-Wide Limited Time Offerings ("LTO")

Our LTO program generally features a new, premium burger or chicken sandwich, and special fry options for varying time periods throughout the year along with unique beverages and shakes. Some of our notable LTOs throughout 2022 were:

- **Buffalo Chicken Sandwich and Fries** — In January we put a Shake Shack spin on the classic Buffalo Chicken Sandwich, paired with Buffalo Spiced Fries and Buffalo Spiced Cheese Fries, all complete with our signature ranch sauce.

- **Bourbon Bacon Cheddar Burger and Chicken** — In May, we partnered with renowned bourbon producer Maker's Mark to bring a Bourbon Bacon Cheddar menu to Shacks, which featured a burger and chicken sandwich that showcased a bourbon bacon jam made with Maker's Mark Bourbon and applewood smoked bacon.

- **Hot Ones Burger Menu** — Partnering with the hit YouTube interview series, Hot Ones™ from First We Feast™, this menu focused on a spicy version of our signature ShackSauce by incorporating hot sauces made by the creators of the hit YouTube series. The spicy ShackSauce was highlighted on the Hot Ones Burger, chicken sandwich, and fries.

- **Featured Shakes** — Throughout 2022 we offered our guests new shakes, including collaborations on flavors like Wake & Shake with Red Bay Coffee and Chocolate Pie with Four & Twenty Blackbirds. In June we partnered with the Trevor Project during Pride month by donating 3% of sales from our limited time shake trio, OREO Funnel Cake, Sprinkle Cookie and Chocolate Churro shakes. In September, we launched seasonal shakes with our Pumpkin Patch, Apple Cider Donut, and Choco Salted Toffee shakes. Additionally, we brought back fan-favorites for our trio of holiday shakes during November and December, which included Christmas Cookie, Chocolate Milk & Cookies, and Chocolate Peppermint.

- **Lemonades** — Throughout 2022, we launched seasonal flavors like Hibiscus Lychee Punch, Kiwi Apple Limeade, Mango Passionade, Harvest Berry Lemonade and fan-favorite Strawberry Lemonade along with corresponding Fifty/Fifty options.

Exclusive Offerings

In addition to supplementing our menu with Shack-wide LTOs, we also seek to create new, exciting offerings that are inspired by local favorites or special events. Some examples of our exclusive offerings from 2022 included:

- **Veggie Shack** — In November, we launched an updated vegetarian sandwich at select locations with crispy onions, pickles, ShackSauce, American cheese, and a vegetarian patty packed with real vegetables and grains like quinoa, mushrooms, and sweet potatoes.

- **Non-Dairy Chocolate Shake and Frozen Custard** — In May, we partnered with NotCo to offer a non-dairy chocolate frozen custard and non-dairy chocolate shake at select locations in NYC and Florida.

- **Caffeinated Lemonades** — In June, we launched our first-ever caffeinated lemonades at select Shacks in San Diego, featuring Strawberry Lemonade, Mango Passionade and Cherry Hibiscus, made in-house with naturally caffeinated green coffee extract and guarana.

- **Frozen Lemonade** — At our West Village Shack, we offered a Strawberry Frozen Lemonade for the Summer season, made with real strawberries and lemon juice.

GROWTH STRATEGIES

Fiscal 2022 remained a challenging year for our business as permitting delays and equipment availability resulted in pressures on our development schedule and sales growth. Amidst these challenges, we added 67 net new system-wide Shacks and reached 436 Shacks worldwide. We remain well-positioned to continue significant, sustainable financial growth and we plan to continue to execute our growth strategies while remembering to Stand For Something Good in everything we do.

Domestic Company-Operated Shacks

We have a strong pipeline of Shacks, however, further opportunity for growth lies in opening new, domestic Company-operated Shacks and we believe there is still tremendous whitespace opportunity to expand in both new and existing U.S. markets. We will continue to invest in infrastructure with an eye toward growing rapidly, but with discipline. In the long-term, we believe we have the potential to grow our current domestic Company-operated Shack footprint to at least 450 Shacks; for comparison, we have only opened 56% of that number through the end of fiscal 2022. Of course, the rate of future Shack growth in any particular period is inherently uncertain and is subject to numerous factors beyond our control. As a result, we do not currently have an anticipated timeframe for such expansion.

Domestically, we expanded our Company-operated footprint by opening 36 net new Shacks in 2022, which represents a 17% increase from the prior fiscal year. As of December 28, 2022, we had 254 domestic Company-operated Shacks. We believe we have a versatile real estate model built for growth; our disciplined expansion strategy is designed to leverage our business model's strength and our brand awareness. For 2023, we are targeting to open approximately 40 new Company-operated

Shacks as we continue to be encouraged by the success of our multi-format strategy which includes but is not limited to, freestanding buildings, drive-thrus, shopping centers, regional malls, outlet malls and more.

In addition to opening new Shacks, we continue to focus on improving our same-Shack sales performance by providing a dynamic, personalized guest experience that includes new seasonal and Shack-specific offerings, technological upgrades like the Company-owned app and web ordering/delivery, thoughtful integration with local communities and excellent standards of hospitality. We also continue to innovate our core menu to deliver fresh offerings and the ability for our guests to purchase premium add-ons such as bacon, avocado or cherry peppers, all while maintaining the standard of our core menu items.

Shake Shack Drive-Thru

We are investing ahead with drive-thru and optimizing our investments for quick learning, including Shack design and site selection, with the goal increasing our total addressable market and to provide our guests with an additional option to enjoy Shake Shack. The launch of drive-thru was a massive cross-functional effort, and we are encouraged by the performance to date. The Shake Shack drive-thru is a modern version of the traditional drive-thru experience, supported by technology-enhanced hospitality and innovative design. We view this as an opportunity to increase our market share while maintaining our core tradition of building community gathering places. As of December 28, 2022, we had 11 drive-thru Shacks in operation and we are targeting to open at least 10 to 15 more in 2023.

Our drive-thrus are light, bright and designed with a focus on convenience and efficiency with guests having an additional option to experience Shake Shack. The layout offers flexibility for our guests to order and pay at multiple points along the journey, based on demand, and is part of our ongoing drive to create memorable experiences for guests. Our drive-thru color palette consists of different shades of white, black and earthy greens that are complemented by warm woods and added textures of more intimate lighting. We partner with sustainable furniture company Crow Works in Ohio to provide interior and exterior furniture which will be a mix of reclaimed wood, metal and upholstery for guests who choose to dine in.

Growing Our Licensed Shack Business

In addition to expanding the footprint of our Company-operated Shacks, we see additional opportunities to continue growing our licensed portfolio by expanding further both domestically and internationally. To date, our licensed business has been an asset-light and high-return strategy for growing our brand awareness and increasing cash flow. As of December 28, 2022 we had 182 licensed Shacks, of which 149 were international and 33 were domestic.

Through learnings from our licensed partnerships, we are able to share insights with the broader Company and we continue to work with our licensees to navigate both COVID-19 pressures and inflationary challenges across the globe. Thanks to our roots in New York and the success of our licensed Shacks around the world, we continue to attract interest from potential licensees from many different markets. In 2023, we look forward to opening our first Shack in two new countries--Thailand and the Bahamas--and we are optimistic about future expansion opportunities beyond these exciting new markets. We are also excited about opening our first Shack in Malaysia in 2024, and continuing to consider opening up new markets in the future. The enduring strength of our brand continues to create opportunities to expand domestically and abroad.

International Licensed Operations

In fiscal 2022, we opened 25 international Shacks and closed two international Shacks. The 25 new international Shacks included 13 Shacks in China and Hong Kong, one in the United Arab Emirates, four in South Korea, one in Japan, one in the Philippines, one in Singapore, two in Mexico, one in Turkey, and one in Qatar. As of the end of fiscal 2022, one of our international licensed Shacks was temporarily closed. Looking to fiscal 2023, we plan to go even deeper as we expand into new markets such as Guadalajara in Mexico and Wuhan in China. Although many international licensed markets have recovered significantly from peak pandemic levels, conditions remain volatile and ever-changing, especially in China.

Domestic Licensed Operations

In fiscal 2022, we opened eight domestic licensed Shacks, including one in a stadium (Enterprise Center in St. Louis, Missouri), three in airports (Nashville International Airport, Indianapolis International Airport, and Orlando International Airport), three in roadway travel plazas (two in New Jersey–Vince Lombardi Travel Plaza and Molly Pitcher Travel Plaza—and one in New York, Junius Ponds Travel Plaza), and one in a museum (Smithsonian Hazy Center in Chantilly, Virginia). While COVID-19 related pressures still exist, our domestic licensed Shacks continue to benefit from considerable improvements to capacity and movement restrictions across airports and major U.S. sports venues.

Capital Investments & Development

In fiscal 2022 timelines to build our Shacks remained pressured due to the impacts of the COVID-19 pandemic, inflation, supply chain disruptions, permitting delays and other macro-economic factors. In an attempt to mitigate the missed expectations in our development pipeline we pre-ordered additional materials and equipment in the second half of the year.

Despite the setbacks of 2022, we remain focused on our long term development pipeline and building Shacks to stand the test of time. We believe we have significant opportunity ahead and we remain methodical and accountable for results.

Capital Expenditures

In choosing a new site, we focus first and foremost on the guest experience so that each new location can be the ideal spot for people to gather together. Our experienced development team actively leads the site selection process, and their recommendations are reviewed and approved by our Real Estate Committee, which follows a stringent approval process to ensure quality, fiduciary responsibility and overall adherence to our strategic growth goals. Our analytical tools allow for extensive demographic analysis and data collection for both existing and potential sites. In addition to our in-house team of experienced real estate professionals, we also use a national real estate broker to manage a network of regional brokers to leverage external resources in pursuit of pipeline development. Looking beyond, we are pursuing and developing sites where we can continue to implement our Shack Track and drive-thru concepts. We try to learn quickly from our successes and failures.

In fiscal 2022, a Shack took between 17 and 52 weeks to build as we managed through landlord, permitting and industry-wide supply chain delays. One Shack experienced an extended build time, excluding this Shack, the Shack class of 2022 took between 17 and 38 weeks to build. The total investment cost of a new Shack, which includes costs related to leasehold improvements, furniture, fixtures and equipment ranged from approximately $1.3 million to $4.1 million. The average investment cost was approximately $2.7 million, or approximately $2.4 million net of tenant improvement allowances received from our landlords. We use a number of regional general contractors and employ a mixed approach of bidding and strategic negotiation to ensure the high quality construction. Higher investment costs in fiscal 2022 were attributable to inflationary pressures across the construction sector as well as higher costs to build our drive-thru Shacks, which are more expensive than traditional formats.

In addition to investments in new Shacks, we also undertook some special projects to renovate and refresh some of our existing Shacks. As our Shacks continue to age, we will need to make additional investments to keep them operating effectively. We saw elevated costs to repair and maintain our restaurants and equipment due to shortages and inflationary press in fiscal 2022.

Digital Capital Expenditures

To further support our Shacks and improve the guest experience we have made investments in various digital tools to expand our reach with more convenient channels, laying the groundwork for sustainable, long-term growth

Kiosk is an example of how we are bridging the in-Shack and digital world. In fiscal 2022 we rolled out digital kiosks to most of our domestic Company-operated Shacks and we have committed to retrofitting all domestic Company-operated Shacks with kiosks by the end of 2023. Kiosk is our highest margin channel and highest in-Shack check and, we believe we can better utilize our team members to support other parts of the guest journey.

OPERATIONS

At Shake Shack, we believe our success depends upon maintaining efficient and nimble operations. Just as we invest in our menu items, digital offerings, drive-thru and in-Shack experience, we take special care to ensure our supply chain, distribution, quality assurance and management information systems are constantly being evaluated and streamlined to ensure cohesiveness.

Focus on Profitability

Profitability is vital to our success and impacts our ability to grow. Since early 2020, we have not fully recovered our sales and profit profile. To address this, we are taking actions to improve our overall Shack margins back to pre-pandemic levels. We have tasked all teams to improve the areas they are accountable for and we have empowered our leaders to act creatively, quickly, and responsibly to manage costs while continuing to drive sales.

Our Shacks must be fully staffed, operating at full capacity with optimized throughput to capture maximum sales potential. In 2022, we made significant investments in our teams in addition to digital and technology initiatives to support our current Shacks and those to come. However, as we place a renewed focus on improving profitability, disciplined management of our general and administrative expenses is prudent given the uncertain macroeconomic backdrop.

Sourcing and Supply Chain

Our Stand For Something Good vision isn't just a slogan, it indicates how we source and develop our ingredients. We work with best-in-class suppliers across our supply chain, and we're always looking for the best ways to provide top quality food at an excellent value. We pride ourselves on sourcing premium ingredients from partners who share our dedication to quality, like 100% all-natural proteins with no hormones or antibiotics, that are humanely raised and source-verified. In fact, we are committed to sourcing 100% cage-free eggs for our global supply chain by 2025, and we're already sourcing 100% cage-free eggs for both the U.S. and U.K. supply chains.

Our domestic regional strategy for ground beef production is designed to help make sure we consistently serve freshly ground beef at our domestic Shacks. As we've expanded domestically, we have nine approved raw beef suppliers and 10 approved beef processors around the country who produce our burgers on a daily basis. To ensure dependable quality, we have a limited number of domestic suppliers for our major ingredients, including beef patties, chicken, potato buns, custard, portobello mushrooms and cheese sauce.

During fiscal 2022, we purchased all of our (i) ground beef patties from 10 approved beef processors, with approximately 42% of our ground beef patties from one supplier; (ii) chicken breasts from two suppliers; (iii) potato buns from one supplier; (iv) custard base from two suppliers; (v) 'Shroom Burgers from one supplier; (vi) crinkle cut fries from two suppliers; and (vii) ShackSauce from one supplier. We believe we have developed a reliable supply chain, but we have also taken strides to identify alternative sources to help lessen the possible interruptions of service and product.

Distribution

We have a centralized distribution process with one distributor, which we refer to as our "broadline" distributor, to provide virtually all of our food distribution services in the U.S. As of December 28, 2022, approximately 95% of certain food and beverage ingredients including chicken, fries and custard were fulfilled through our broadline distributor for distribution and delivery to each Company-operated Shack which collectively represents approximately 43% of our total purchases.

As of December 28, 2022, we were utilizing 20 affiliated distribution centers to supply our domestic Company-operated Shacks. We recognize that the safety and consistency of our products begins with our suppliers, so suppliers must meet certain criteria and strict quality control standards in the production and delivery of our food and other products. Finally, we regularly evaluate our broadline distributor to ensure the products we purchase conform to our standards and that the prices they offer are competitive.

Food Safety and Quality Assurance

Food safety is our top priority. We have rigorous quality assurance and food safety protocols in place throughout our supply chain and in our Shacks. We conduct quarterly third-party food safety audits of our Shacks, utilize technology to manage and document food safety procedures, and ensure appropriate corrective actions are implemented for any noncompliance findings. We have a comprehensive supplier and ingredient selection process, and we maintain a limited list of approved suppliers that meet our standards. We thoroughly review the results of suppliers' internal and external quality audits, insurance coverage and track record on an on-going basis. To stress test for exceptional scenarios, we conduct mock food recalls across a selection of our suppliers on a quarterly basis. We have developed and implemented training and operating standards related to the food preparation, cleanliness and safety in each Shack, and of course, we have a dedicated Quality Assurance team.

Management Information Systems

Our domestic Company-operated Shacks use computerized point-of-sale and back-office systems designed for the restaurant industry. We use many customized features to increase operational effectiveness, improve internal communication and enhance data analysis. The point-of-sale system uses a touch screen interface, graphical order confirmation display, touch screen kitchen display and integrated, high-speed credit card and gift card processing. This system also collects daily transaction data, which generates information about sales, product mix and average transaction size. From there, our back-office systems assist in the management of our Company-operated Shacks and provide real-time labor and food cost management tools. These tools provide the home office and operations management quick, easy access to detailed business data, and allow Shack-level managers to spend less time addressing administrative needs. We expect to continue improving our information technology infrastructure to better serve our business needs and accommodate growth.

Environmental Responsibility

We focus on environmental responsibility across our operations, including with respect to our ingredients, where we are committed to sourcing our world-class ingredients from suppliers who share our values, using 100% antibiotic- and hormone-free proteins from ethically raised animals and non-GMO buns, continuing to mitigate impact by removing unnecessary packaging elements and substituting more sustainable, certified materials where possible, and increasing our use of renewable energy and improving our energy management. We have also begun greenhouse gas emissions reporting in compliance with industry standards, in order to assess our current standing as we establish a baseline and can continue to implement action plans toward progress and improving our environmental impact.

COMPETITION

The restaurant industry is highly competitive and fragmented, with restaurants competing on a variety of fronts, including taste, price, food quality, service, location and the ambiance and condition of the restaurant. Our primary competitors include other fast casual restaurants, quick service restaurants and casual dining restaurants. Our competition includes multi-unit international, national, and regional chains, as well as a wide variety of locally-owned restaurants. Our competitors may operate company-owned restaurants, franchised restaurants or some combination. Many of our competitors offer breakfast, lunch and dinner, as well as dine-in, carry-out, drive-thru and delivery services. In certain ways, we also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services and delicatessens — especially those that target guests who seek high-quality food — as well as convenience food stores, cafeterias and other dining outlets.

As new competitors enter the burger and fast casual segment and offer new digital experiences as well as companies that offer subscription based meal options, our competition continues to intensify. We also face increasing pressures from certain competitors who have announced initiatives to offer better quality ingredients relative to their previous offerings, such as antibiotic-free meat or plant-based meat alternatives. For more information regarding the risks we face from our competitors, see "Risks Related to Operating in the Restaurant Industry — We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected" in Item 1A, Risk Factors.

We see ourselves as well-positioned to continue our market growth, as we believe consumers will keep seeking higher quality offerings, especially given an increasing consumer focus on responsible sourcing, ingredients and preparation. Additionally, we place a focus on culinary innovation to ensure our menu offerings stand out from our competitors. We believe that many consumers want to associate with brands whose ethos matches their own, and that Shake Shack, with our mission to Stand For Something Good and our culture of Enlightened Hospitality, reflects the values of conscientious consumers.

INTELLECTUAL PROPERTY

Since our inception, we have strategically and proactively developed our intellectual property portfolio by registering our trademarks and service marks worldwide. As of December 28, 2022, we had 23 registered marks domestically, including registrations of our core marks ("Shake Shack," "Shack Burger," " SHAKE SHACK® " and " ") and certain other marks, such as Stand for Something Good. Internationally, we have registered our core marks in 81 countries spanning six continents. These marks are registered in multiple international trademark classes, including for restaurant services, food services, non-alcoholic beverages and apparel. We also own the domain www.shakeshack.com as well as over 400 other domain names for use in other markets.

In addition, we have agreements with the suppliers of our proprietary products stating that the recipes, formulas and in certain instances the production processes associated with those products are our property, confidential to us, and may not be provided to any other customer. Our proprietary products include the burger recipe for our specific blend, our patty grinding specifications and the product formulations. We've developed several product formulations including our ShackSauce, 'Shroom Burger, chicken breast, chicken bites, chicken breading, buttermilk herb mayo, cheese sauce, unflavored custard base, vanilla custard base, chocolate custard base, as well as certain toppings and custard mix-ins. We also have exclusive arrangements with our suppliers of crinkle cut fries, ShackMeister Ale, Shack Red wine, Shack White wine, Shack Rosé wine, hot dogs and cherry peppers.

GOVERNMENT REGULATION AND ENVIRONMENTAL MATTERS

We are subject to extensive federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, including those related to, among others, nutritional content labeling and disclosure requirements, food safety regulations, local licensure, building and zoning regulations, employment regulations and laws and regulations related to our licensed operations. New laws and regulations or new interpretations of existing laws and regulations may also impact our business. The costs of compliance with these laws and regulations are high, are likely to increase in the future, and any failure on our part to comply with these laws may subject us to significant liabilities and other penalties. See "Regulatory and Legal Risks" in Item 1A, Risk Factors for more information.

We are not aware of any federal, state or local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have materially affected, or are reasonably expected to materially affect, our results of operations, competitive position, or capital expenditures.

SEASONALITY

Our business is subject to seasonal fluctuations which can impact sales from quarter-to-quarter. Year-over-year and quarter-to-quarter results can be also be impacted by the number and timing of new Shack openings. Additionally, given our use of a fiscal calendar, there may be some fluctuations between quarters due to holiday shifts in the calendar year. The effects of the COVID-19 pandemic may continue to have an impact on consumer behaviors and guest traffic that may result in temporary changes in the seasonal fluctuations of our business.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The name, age and position held by each of our named executive officers as of December 28, 2022 is set forth below.

Name	Age	Position
Randy Garutti	47	Chief Executive Officer and Director
Katherine I. Fogertey	39	Chief Financial Officer
Zachary Koff	43	Chief Operating Officer

Randy Garutti has served as Shake Shack's Chief Executive Officer and on the Board of Directors since April 2012. Prior to becoming Chief Executive Officer, Mr. Garutti served as Chief Operating Officer of SSE Holdings since January 2010. Prior to leading Shake Shack, Mr. Garutti was the Director of Operations for USHG (NYSE: HUGS), of which Mr. Meyer is the Chief Executive Officer and Chairman, overseeing the operations for all its restaurants. In addition, Mr. Garutti served as General Manager of Union Square Cafe and Tabla, both of which won numerous accolades in the hospitality industry. Mr. Garutti graduated from Cornell University's School of Hotel Administration in 1997. Mr. Garutti currently serves on the board of directors of Block, Inc. (NYSE: SQ). Mr. Garutti also is a member of the board of directors of the Columbus Avenue Business Improvement District, a not-for-profit organization.

Katherine I. Fogertey has served as our Chief Financial Officer since June 2021. Prior to joining Shake Shack, Ms. Fogertey spent 16 years at Goldman Sachs, where she recently served as Vice President & Lead Equity Analyst for the Restaurant sector. In this position, she had a heavy focus on the impact of technology on restaurant profitability and market share and built various statistical forecasting models. She additionally developed deep relationships and unique insights into the largest peers in our industry, and currently serves as a Member of the Society of Fellows for the Culinary Institute of America. Prior to covering the Restaurant sector, Ms. Fogertey was a Vice President, Lead Derivative Strategist overseeing single stock options in the US and Latin America as well as global ETFs and market structure. Ms. Fogertey has a BSBA in Accounting, Finance and International Business from Washington University in St. Louis, Olin School of Business.

Zachary Koff has served as Shake Shack's Chief Operating Officer since January 2017. Prior to becoming Chief Operating Officer, Mr. Koff served as Senior Vice President, Operations since March 2015, Vice President, Operations since April 2012, and Director of Operations since February 2010. Prior to joining Shake Shack, Mr. Koff spent eight years working in operations for Bravo Brio Restaurant Group. Mr. Koff graduated from Cornell University's School of Hotel Administration in 2002 with a Bachelor's Degree in Hospitality Administration.

AVAILABLE INFORMATION

Our website is located at www.shakeshack.com, and our investor relations website is located at https://investor.shakeshack.com. We are subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and file or furnish reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on our investor relations website as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases as part of our investor relations website. Investors and others can receive notifications of new information posted on our investor relations website in real time by subscribing to email alerts. We also make certain corporate governance documents available on our investor relations website, including our corporate governance guidelines, board committee charters, code of business conduct and ethics, as well as certain Company policies.

The contents of our website are not incorporated by reference into this Annual Report on Form 10-K or in any other report or document we file with the SEC, and any references to our websites are intended to be inactive textual references only.

Item 1A. Risk Factors.

Described below are risks that we believe apply to our business and the industry in which we operate. You should carefully consider each of the following risk factors in conjunction with other information provided in this Annual Report on Form 10-K and in our other public disclosures. The risks described below highlight potential events, trends or other circumstances that could adversely affect our business, reputation, financial condition, results of operations, cash flows, liquidity or access to sources of financing, and consequently, the market value of our Class A common stock. These risks could cause our future results to differ materially from historical results and from guidance we may provide regarding our expectations of future financial performance. The risks described below are not the only risks we may face and additional risks not currently known to us or that we presently deem immaterial may emerge or become material at any time.

Summary Risk Factors

Our business is subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition and results of operations. These risks are discussed more fully below and include, but are not limited to the following:

Risks Related to Our Growth Strategies and Operations

- Pandemics or disease outbreaks, such as the COVID-19 pandemic, have disrupted, and may continue to disrupt our business, and have materially affected our business, results of operations and our financial condition.
- Our long-term success is dependent on the selection, design and execution of appropriate business strategies.
- Our primary growth strategy is highly dependent on the availability of suitable locations and our ability to develop and open new Shacks on a timely basis and on terms attractive to us.
- Our plans to open new Shacks, the ongoing need for capital expenditures at our existing Shacks and our ongoing digital enhancements require us to spend capital.
- Our expansion into new domestic markets may present increased risks, which could affect our profitability.
- Our failure to manage our growth effectively could harm our business and operating results.
- New Shacks, once opened, may not be profitable, and may negatively affect Shack sales at our existing Shacks.
- If we are unable to maintain and grow Shack sales at our existing Shacks, our financial performance could be adversely affected.
- Our mission to Stand For Something Good subjects us to risks.
- We have a limited number of suppliers for our major products and rely on one national distribution company for the majority of our domestic distribution needs. If our suppliers or distributor are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.
- Our marketing strategies and channels will evolve and our programs may or may not be successful.
- We rely on a limited number of licensees for the operation of our licensed Shacks, and we have limited control with respect to the operations of our licensed Shacks, which could have a negative impact on our reputation and business.
- If we fail to maintain our corporate culture, our relationships with our team members and guests could be negatively affected.

Risks Related to Operating in the Restaurant Industry

- Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.
- The digital and delivery business, related expenses, execution and expansion thereof, is uncertain and subject to risk.
- Rising labor costs and difficulties recruiting and retaining the right team members could adversely affect our business.
- Increased food commodity and energy costs could decrease our Shack-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.
- Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.
- We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.
- Inflationary environment poses a new risk to broader demand for restaurants, including ours.
- The increasing focus on environmental sustainability and social initiatives could increase our costs, harm our reputation and adversely impact our financial results.
- Our international licensed Shacks import many of our proprietary and other core ingredients from the United States and other countries. If this international supply chain is interrupted, our international licensed operations could encounter supply shortages and incur higher costs.
- We are subject to risks associated with leasing property subject to long-term, non-cancelable leases.

- Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.
- Our business is subject to risks related to our sale of alcoholic beverages.

General Business and Economic Risks

- Damage to our reputation could negatively impact our business, financial condition and results of operations.
- Changes in economic conditions, both domestically and internationally, could materially affect our business, financial condition and results of operations.
- Because many of our domestic Company-operated Shacks are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.
- Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions, kiosk ordering or mobile ordering app, or confidential team member information may adversely affect our business.
- If we are unable to maintain and update our information technology systems to meet the needs of our business, our business could be adversely impacted.
- If we experience a material failure or interruption in our systems, our business could be adversely impacted.
- Because a component of our strategy is to continue to grow our licensed business internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.
- We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.
- We depend on key members of our executive management team.
- Our insurance coverage and self-insurance reserves may not provide adequate levels of coverage against claims.

Regulatory and Legal Risks

- We are subject to many federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure to comply with, or changes in these laws or requirements, could have an adverse impact on our business.
- Our ability to use our net operating loss carryforwards may be subject to limitation.
- Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
- If we fail to maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could be impaired, which could have a material adverse effect on our business and stock price.

Risks Related to Our Organizational Structure

- Shake Shack has non-controlling interest holders, whose interests may differ from those of our public stockholders.
- Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the non-controlling interest holders that will not benefit Class A common stockholders to the same extent as it will benefit the non-controlling interest holders.
- The non-controlling interest holders have the right to have their LLC Interests redeemed or exchanged into shares of Class A common stock, which may cause volatility in our stock price.
- We will continue to incur relatively outsized costs as a result of becoming a public company and in the administration of our complex organizational structure.
- Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.
- The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.
- We do not currently expect to pay any cash dividends.

Risks Related to Our Tax Receivable Agreement ("TRA")

- We are a holding company and our principal asset is our interest in SSE Holdings, and, accordingly, we will depend on distributions from SSE Holdings to pay our taxes and expenses, including payments under the TRA. SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions.
- In certain cases, payments under the TRA to the non-controlling interest holders may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the TRA.
- We will not be reimbursed for any payments made to the non-controlling interest holders under the TRA in the event that any tax benefits are disallowed.

Risks Related to Our Convertible Notes

- Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.
- The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.
- Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our Class A common stock.
- Certain provisions in the indenture governing the Notes may delay or prevent an otherwise beneficial takeover attempt of us.

RISKS RELATED TO OUR GROWTH STRATEGIES AND OPERATIONS

Pandemics or disease outbreaks, such as the COVID-19 pandemic, have disrupted, and may continue to disrupt our business, and may continue to materially affect our operations, results of operations and our financial condition.

COVID-19 was officially declared a global pandemic by the World Health Organization in March 2020. While the United States has announced that it will let the coronavirus health emergency expire in May of 2023, the prevalence of the virus has continued to impact the United States and the global economy, resulting in varying levels of restrictions and shutdowns implemented by international, national, state, and local authorities, and has impacted, and may continue to impact, travel and work patterns as employees continue to work from home more frequently and commuting, leisure, vacation and other activities continue to be disrupted. We continue to follow public health guidelines to ensure the health and safety of our teams and guests. An increase in restrictions or a return to shutdowns imposed by governmental authorities may have a material impact to our business, financial condition and results of operations.

Viruses such as COVID-19 may be transmitted through human contact and airborne delivery, and the risk of contracting viruses could cause team members or guests to avoid gathering in public places. Additionally, government authorities, from time to time, may impose curfews, restrictions on public gatherings, human interactions and restaurant operations which may impact our ability to offer all sales channels at all Shacks, and employees in many jurisdictions continue to work from home at a higher rate. These restrictions and changing travel patterns have adversely effected our guest traffic and the ability to adequately staff our Shacks.

Throughout the pandemic, state and local governments in the U.S. and throughout the world have alternated between removing and easing certain restrictions on the one hand, and reintroducing restrictions on businesses, including restaurants, on the other hand, depending on the severity of local or regional outbreaks. Additionally, different jurisdictions have seen varying levels of outbreaks or resurgences in outbreaks, and corresponding differences in government responses, which may continue to make it, difficult for us to plan or forecast an appropriate response. For example, a material portion of our licensed revenue comes from Asia, a region which has seen more severe restrictions from rising COVID-19 cases than the United States. In many jurisdictions, the pandemic has continued to disrupt consumer activity and negatively impact the foot traffic in our Shacks, as employees continue to work from home more frequently, and leisure and travel activities have not yet returned to pre-pandemic levels. While we cannot predict the duration or scope of the COVID-19 pandemic or the ongoing response from governing authorities, the pandemic and the response to the pandemic has negatively impacted our business and such impact may be material to our business, financial condition and results of operations.

The significance of the operational and financial impact on us will depend on how long and widespread the disruptions caused by COVID-19, and the corresponding response to contain the virus and treat those affected by it prove to be. Further uncertain or changing economic and market conditions, including prolonged periods of high unemployment, staffing issues, inflation, deflation or prolonged weak consumer demand or a decrease in consumer discretionary spending, or political or other changes resulting from the pandemic or other factors would continue to impact our business, sales and operating results.

Additionally, if a significant percentage of our workforce or the workforce of our business partners are unable to work due to reasons including illness or travel restrictions in connection with pandemics or disease outbreaks, our operations may be negatively impacted, which could have a material adverse effect on our business, financial condition and results of operations.

Our long-term success is dependent on the selection, design and execution of appropriate business strategies.

We operate in a highly competitive and ever-changing environment. Our long-term success is dependent on our ability to identify, develop and execute appropriate business strategies within this environment. Our current strategies include:

- Enhancing our omnichannel guest experience. This will occur through leveraging our digital tools to build more frictionless ways to serve our guests and to continue integration of our data platforms enabling segmentation and targeted marketing strategies.
- Global unit expansion and the expansion of Shack formats to increase our total addressable market and incorporate increased convenience and frequency. This will include the pursuit of top-tier real estate in both urban and suburban markets that can incorporate diverse formats, including drive-thrus and significant capital expenditures to expand the number of drive-thrus at our existing and future Shacks, as well as our focus on increasing our licensed Shack presence, both domestically and abroad, particularly in Asia.
- Menu innovation, with a focus on LTOs, collaborations and the expansion of existing menu items including expanding the options for premium add-ons.

We may experience challenges in achieving the goals we have set and we may be unsuccessful in executing on our strategies once identified and we will be required to make significant capital expenditures to pursue these goals. Conversely, we may also execute on poorly designed strategies that prove to be ineffective or require us to make substantial changes to our strategies in order to produce the desired results. Our strategies may expose us to additional risks, and strategies that have been successful for us in the past may fail to be so in the future or may be more expensive than we currently anticipate. We may incur significant costs and damage our brand if we are unable to identify, develop and execute on appropriate business strategies, which could have a material adverse effect on our business, financial condition and results of operations.

Our investments to enhance the customer experience through expanding the availability of our drive-thru options will require significant capital expenditures and may not generate the expected returns.

Our expansion strategies include adding additional drive-thru options at our existing Shacks, and opening new Shacks at locations and on real estate that is suitable for drive-thru availability, both of which will require significant capital expenditures. Our drive-thru formats are larger than our traditional Shacks, which can result in higher real estate costs, and require additional infrastructure and construction costs. If our drive-thru initiatives are not well executed, or if we do not realize the intended benefits of these significant investments, our business results may suffer.

Our primary growth strategy is highly dependent on the availability of suitable locations and our ability to develop and open new Shacks on a timely basis and on terms attractive to us.

One of the key means of achieving our growth strategies will be through opening and operating new Shacks on a profitable basis for the foreseeable future. We must identify target markets where we can enter or expand, taking into account numerous factors such as the location of our current Shacks, the format of our current Shacks, the target consumer base, population density, demographics, traffic patterns, competition, geography and information gathered from our various contacts. We may not be able to open our planned new Shacks within budget or on a timely basis, if at all, given the uncertainty of these factors, which could adversely affect our business, financial condition and results of operations. As we operate more Shacks, our rate of expansion relative to the size of our Shack base will eventually decline.

The number and timing of new Shacks opened during any given period may be negatively impacted by a number of factors including:

- identification and availability of attractive sites for new Shacks;
- difficulty negotiating suitable lease terms;
- shortages of construction labor or materials;
- recruitment and training of qualified personnel in the local market;
- our ability to obtain all required governmental permits, including zonal approvals;
- our ability to control construction and development costs of new Shacks, particularly in the current inflationary environment;

- competition in new markets, including competition for appropriate sites;
- failure of the landlords to timely deliver real estate to us and other landlord delays;
- proximity of potential sites to an existing Shack, and the impact of cannibalization on future growth;
- anticipated commercial, residential and infrastructure development near our new Shacks;
- cost and availability of capital to fund construction costs and pre-opening costs; and
- COVID-19 related factors such as longer permitting cycles and availability of construction and restaurant equipment and services.

Accordingly, we cannot assure you that we will be able to successfully expand as we may not correctly analyze the suitability of a location or anticipate all of the challenges imposed by expanding our operations. Our growth strategy, and the substantial investment associated with the development of each new domestic Company-operated Shack, may cause our operating results to fluctuate and be unpredictable or adversely affect our profits. In addition, as has happened when other restaurant concepts have tried to expand, we may find that our concept has limited appeal in new markets or we may experience a decline in the popularity of our concept in the markets in which we operate. If we are unable to expand in existing markets or penetrate new markets, our ability to increase our revenues and profitability may be materially harmed or we may face losses.

Our plans to open new Shacks, the ongoing need for capital expenditures at our existing Shacks and our ongoing digital enhancements require us to spend capital.

Our growth strategy depends on opening new Shacks and continuing our digital evolution, which will require us to use cash flows from operations. We cannot assure that cash flows from operations will be sufficient to allow us to implement our growth strategy. If these funds are not allocated efficiently among our various projects, or if any of these initiatives prove to be unsuccessful, we may experience reduced profitability and we could be required to delay a project or delay, significantly curtail or eliminate planned Shack openings, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, as our Shacks and digital infrastructure mature, our business will require maintenance, investment, renovation and improvement expenditures to remain competitive and maintain the value of our brand standard. This creates an ongoing need for cash, and, to the extent we cannot fund capital expenditures from cash flows from operations, funds will need to be borrowed or otherwise obtained.

If the costs of funding new Shacks or renovations or enhancements to existing Shacks exceed budgeted amounts, and/or the time for building or renovation is longer than anticipated, our profits could be reduced. Additionally, recent inflation of material and labor costs in addition to our new, larger drive-thru formats have resulted in higher construction costs. If we cannot access the capital we need, we may not be able to execute our growth strategy, take advantage of future opportunities or respond to competitive pressures.

Our expansion into new domestic markets may present increased risks, which could affect our profitability.

We plan to open domestic Company-operated Shacks in markets where we have little or no operating experience. Shacks we open in new markets may take longer to reach expected Shack sales and profit levels on a consistent basis, may be less profitable on average than our current base of Shacks and may have higher construction, occupancy or operating costs than Shacks we open in existing markets. New markets may have competitive conditions, consumer tastes and discretionary spending patterns that are more difficult to predict or satisfy than our existing markets. We may need to make greater investments than we originally planned in advertising and promotional activity in new markets to build brand awareness. We may find it more difficult in new markets to hire, motivate and retain qualified team members who share our values. We may also incur higher costs from entering new markets if, for example, we assign area directors to manage comparatively fewer Shacks than we assign in more developed markets. Also, until we attain a critical mass in a market, the Shacks we do open may incur higher food distribution costs and reduced operating leverage. As a result, these new Shacks may be less successful or may achieve target Shack-level operating profit margins at a slower rate, if ever. If we do not successfully execute our plans to enter new markets, our business, financial condition or results of operations could be adversely affected. In addition, we plan to continue to expand our international presence, which can pose similar and additional challenges in opening new Shacks.

Our failure to manage our growth effectively could harm our business and operating results.

Our growth plan includes opening a large number of new Shacks. Our existing personnel, management systems, financial and management controls and information systems may not be adequate to support our planned expansion. Our ability to manage our growth effectively will require us to continue to enhance these systems, procedures and controls and to locate, hire, train and retain management and operating personnel, particularly in new markets. We may not be able to respond on a timely basis to all of the changing demands that our planned expansion will impose on management and on our existing infrastructure, or be able to hire or retain the necessary management and operating personnel, which could harm our business, financial condition or results of operations. These demands could cause us to operate our existing business less effectively, which in turn could cause a deterioration in the financial performance of our existing Shacks. If we experience a decline in financial performance, we may decrease the number of or discontinue Shack openings, or we may decide to close Shacks that we are unable to operate in a profitable manner.

New Shacks, once opened, may not be profitable, and may negatively affect Shack sales at our existing Shacks.

Our results have been, and in the future may continue to be, significantly impacted by the timing of new Shack openings (often dictated by factors outside of our control), including landlord, construction and permitting delays, associated Shack pre-opening costs and operating inefficiencies, as well as changes in our geographic concentration due to the opening of new Shacks. We typically incur the most significant portion of pre-opening costs associated with a given Shack within the several months preceding the opening of the Shack. Our experience has been that labor and operating costs associated with a newly opened Shack for the first several months of operation are materially greater than what can be expected after that time, both in aggregate dollars and as a percentage of Shack sales. Our new Shacks take a period of time to reach target operating levels due to inefficiencies typically associated with new Shacks, including the training of new personnel, new market learning curves, inability to hire sufficient qualified staff and other factors. We may incur additional costs in new markets, particularly for transportation and distribution, which may impact the profitability of those Shacks. Although we have specific target operating and financial metrics, new Shacks may not meet these targets or may take longer than anticipated to do so. Any new Shacks we open may not be profitable or achieve operating results similar to those of our existing Shacks, which could adversely affect our business, financial condition and results of operations.

The opening of a new Shack in or near markets in which we already have Shacks could adversely affect the Shack sales of those existing Shacks. Existing Shacks could also make it more difficult to build our consumer base for a new Shack in the same market. We will continue to cluster in select markets and open new Shacks in and around areas of existing Shacks that are operating at or near capacity to leverage operational efficiencies and effectively serve our guests. Cannibalization of Shack sales among our Shacks may become significant in the future as we continue to expand our operations and could adversely affect our Shack sales growth, which could, in turn, adversely affect our business, financial condition and results of operations.

If we are unable to maintain and grow Shack sales at our existing Shacks, our financial performance could be adversely affected.

The level of same-Shack sales growth, which represents the change in year-over-year revenues for domestic Company-operated Shacks open for 24 full months or longer, could affect our Shack sales growth. Our ability to increase same-Shack sales depends, in part, on our ability to successfully implement our initiatives to build Shack sales. It is possible such initiatives will not be successful, that we will not achieve our target same-Shack sales growth or that same-Shack sales growth could be negative, which may cause a decrease in Shack sales and profit growth that would adversely affect our business, financial condition or results of operations.

Our mission to Stand For Something Good subjects us to risks.

Our mission to Stand For Something Good is a significant part of our business strategy and who we are as a Company. It's our commitment to all that is good in the world and is a reflection of how we embrace our values both internally and externally. We pride ourselves on sourcing premium ingredients from like-minded producers — 100% all-natural proteins with no added hormones or antibiotics that are humanely raised and source verified. We are dedicated to using sustainable materials and equipment whenever possible, and distinctive furniture and fixtures that advance our sustainability and diversity initiatives, as well as being committed to achieving ethical and humane practices for the animals in our supply chain. We also strive to be the best employer and a good citizen in each community we call home.

We do, however, face many challenges in carrying out our mission to Stand For Something Good. We incur higher costs and other risks associated with paying highly competitive compensation to our team members and purchasing high quality ingredients grown or raised with an emphasis on quality and responsible practices. As a result, our food and labor costs may be significantly higher than other companies who do not source high quality ingredients or pay above minimum wage. Additionally, the supply for high quality ingredients may be limited and it may take us longer to identify and secure relationships with suppliers that are able to meet our quality standards and have sufficient quantities to support our growing business. If we are unable to obtain a sufficient and consistent supply for our ingredients on a cost-effective basis, our food costs could increase or we may experience supply interruptions which could have an adverse effect on our operating margins. Additionally, some of our competitors have announced initiatives to offer better quality ingredients, such as antibiotic-free and fresh meat. If this trend continues, it could further limit our supply for certain ingredients and we may lose our competitive advantage as it will be more difficult to differentiate ourselves.

Because we hold ourselves to such high standards, and because we believe our guests have come to have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are believed to have failed, to comply with our own standards. The damage to our reputation may be greater than other companies that do not have similar values as us, and it may take us longer to recover from such an incident and gain back the trust of our guests. Our mission to Stand For Something Good also exposes us to criticism from special interest groups who have different opinions regarding certain food issues or who believe we should pursue different strategies and goals. Any adverse publicity that results from such criticism could damage our brand and adversely affect customer traffic.

We believe that our Stand For Something Good philosophy has been a major contributing factor in our past success because we believe consumers are increasingly focused on where their food comes from and how it is made, and that consumers want to associate themselves with brands whose ethos matches that of their own. However, if these trends change we may no longer be able to successfully compete with other restaurants who share different values than us.

We have a limited number of suppliers for our major products and rely on one national distribution company for the majority of our domestic distribution needs. If our suppliers or distributor are unable to fulfill their obligations under our arrangements with them, we could encounter supply shortages and incur higher costs.

We have a limited number of suppliers for our major ingredients, including beef patties, chicken, potato buns, custard, portobello mushrooms and cheese sauce. In fiscal 2022, we purchased all of our (i) ground beef patties from 10 approved beef processors, with approximately 42% of our ground beef patties supplied from one supplier; (ii) chicken breasts from two suppliers; (iii) potato buns from one supplier; (iv) custard base from two suppliers; (v) 'Shroom Burgers from one supplier; (vi) crinkle cut fries from two suppliers; and (vii) ShackSauce from one supplier. Due to this concentration of suppliers, the cancellation of our supply arrangements with any one of these suppliers or the disruption, delay or inability of these suppliers to deliver these major products to our Shacks may materially and adversely affect our results of operations while we establish alternate distribution channels. In addition, if our suppliers fail to comply with food safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted. We cannot assure you that we would be able to find replacement suppliers on commercially reasonable terms or a timely basis, if at all.

We contract with one distributor, which we refer to as our "broadline" distributor, to provide virtually all of our food distribution services in the United States. As of December 28, 2022, approximately 95% of certain food and beverage ingredients, including chicken, fries and custard, collectively representing 43% of our purchases, were processed through our broadline distributor for distribution and delivery to each Shack. As of December 28, 2022, we utilized 20 affiliated distribution centers and each distribution center carries two to three weeks of inventory for our core ingredients. In the event of a catastrophe, such as a fire, our broadline distributor can supply the Shacks affected by their respective distribution center from another affiliated distribution center. If a catastrophe, such as a fire, were to occur at the distribution center that services the Shacks located in New York and northern New Jersey, we would be at immediate risk of product shortages because that distribution center supplies 21% of our domestic Company-operated Shacks as of December 28, 2022, which collectively represented 26% of our Shack sales for fiscal 2022. The other 19 distribution centers collectively supply the other approximately 79% of our domestic Company-operated Shacks, which represented the remaining 74% of our Shack sales.

Although we believe that alternative supply and distribution sources are available, there can be no assurance that we will continue to be able to identify or negotiate with such sources on terms that are commercially reasonable to us. If our suppliers or distributors are unable to fulfill their obligations under their contracts or we are unable to identify alternative sources, we could encounter supply shortages and incur higher costs, each of which could have a material adverse effect on our results of operations.

Our marketing strategies and channels will evolve and our programs may or may not be successful.

Shake Shack is a growing brand, and we incur costs and expend other resources in our marketing efforts to attract and retain guests. Our strategy primarily includes public relations, digital and social media, promotions and in-store messaging, which typically require less marketing spend as compared to traditional marketing programs. As the number of Shacks increases, and as we expand into new markets, we expect to increase our investment in advertising and promotional activities, including targeted marketing offers to unique guest segments and incentivizing and rewarding loyal guests. Accordingly, in the future, we will incur greater marketing expenditures, resulting in greater financial risk and a greater impact on our financial results.

We rely heavily on social media for many of our marketing efforts. If consumer sentiment towards social media changes or a new medium of communication becomes more mainstream, we may be required to fundamentally change our current marketing strategies which could require us to incur significantly more costs.

Some of our marketing initiatives may not be successful, resulting in expenses incurred without the benefit of higher revenues. Additionally, some of our competitors have greater financial resources, which enable them to spend significantly more on marketing and advertising than we are able to at this time. Should our competitors increase spending on marketing and advertising or our marketing funds decrease for any reason, or should our advertising and promotions be less effective than those of our competitors, there could be a material adverse effect on our business, financial condition and results of operations.

Additionally, we face additional expenses as it relates to our digital business which can vary over time and may impact our overall profitability.

We rely on a limited number of licensees for the operation of our licensed Shacks, and we have limited control with respect to the operations of our licensed Shacks, which could have a negative impact on our reputation and business.

We rely, in part, on our licensees and the manner in which they operate their Shacks to develop and promote our business. As of December 28, 2022, ten licensees operated all of our domestic licensed Shacks and six licensees operated all of our international licensed Shacks, with one such licensee operating 38% of our international licensed Shacks. Our licensees are required to operate their Shacks according to the specific guidelines we set forth, which are essential to maintaining brand integrity and reputation, all laws and regulations applicable to Shake Shack and its subsidiaries, and all laws and regulations applicable in the countries in which Shake Shack operates. We provide training to these licensees to integrate them into our operating strategy and culture. However, since we do not have day-to-day control over all of these Shacks, we cannot give assurance that there will not be differences in product and service quality, operations, labor law enforcement, marketing or that there will be adherence to all of our guidelines and applicable laws at these Shacks. In addition, if our licensees fail to make investments necessary to maintain or improve their Shacks, guest preference for the Shake Shack brand could suffer. Failure of these Shacks to operate effectively could adversely affect the results of operations from our licensed business or have a negative impact on our reputation.

The success of our licensed operations depends on our ability to establish and maintain good relationships with our licensees. The value of our brand and the rapport that we maintain with our licensees are important factors for potential licensees considering doing business with us. If we are unable to maintain good relationships with licensees, we may be unable to renew license agreements and opportunities for developing new relationships with additional licensees may be adversely affected. This, in turn, could have an adverse effect on our business, financial condition and results of operations.

Although we have developed criteria to evaluate and screen prospective developers and licensees, we cannot be certain that the developers and licensees we select will have the business acumen necessary to open and operate successful licensed Shacks in their territory. Our licensees compete for guests with other restaurants in their geographic markets, and the ability of our licensees to compete for guests directly impacts our business, financial condition and results of operations, as well as the desirability of our brand to prospective licensees. Licensees may not have access to the financial or management resources that they need to open the Shacks contemplated by their agreements with us or to be able to find suitable sites on which to develop them, or they may elect to cease development for other reasons. Licensees may not be able to negotiate acceptable lease or purchase terms for the sites, obtain the necessary permits and governmental approvals or meet construction schedules. Additionally, financing from banks and other financial institutions may not always be available to licensees to construct and open new Shacks. Any of these problems could slow our growth from licensing operations and reduce our licensing revenues.

If we fail to maintain our corporate culture, our relationships with our team members and guests could be negatively affected.

We take great pride in our culture and believe that it is an extremely important factor in our success. We believe that our culture of Enlightened Hospitality and our mission to Stand For Something Good creates a truly differentiated experience for our guests and is one of the reasons guests choose to dine with us and team members choose us as a place of employment. If we are unable to maintain our culture, especially as we continue to rapidly grow and expand in new markets, our reputation may be damaged, we may lose the trust of our guests, team member morale may be diminished and we may experience difficulty recruiting and retaining qualified team members. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

RISKS RELATED TO OPERATING IN THE RESTAURANT INDUSTRY

Incidents involving food safety and food-borne illnesses could adversely affect guests' perception of our brand, result in lower sales and increase operating costs.

Food safety is a top priority, and we dedicate substantial resources to ensure the safety and quality of the food we serve. Nevertheless, we face food safety risks, including the risk of food-borne illness and food contamination, which are common both in the restaurant industry and the food supply chain and cannot be completely eliminated. We rely on third-party food suppliers and distributors to properly handle, store and transport our ingredients to our Shacks. Any failure by our suppliers, or their suppliers, could cause our ingredients to be contaminated, which may be difficult to detect before the food is served. Additionally, the risk of food-borne illness may also increase whenever our food is served outside of our control, such as by third-party delivery services. We are further exposed to this risk from our sales through unaffiliated third-party delivery services, as well as through any third-party delivery partners we use.

Regardless of the source or cause, any report of food-borne illnesses or food safety issues, whether or not accurate, at one or more of our Shacks, including Shacks operated by our licensees, could adversely affect our brand and reputation, which in turn could result in reduced guest traffic and lower sales. Additionally, we believe that, because our mission to Stand For Something Good promotes the use of higher quality ingredients, our guests have high expectations of us and we could be more severely affected by incidents of food-borne illnesses or food safety issues than some of our competitors who do not promote such standards. We may also have a more difficult time recovering from a food-borne illness incident and may be required to incur significant costs to repair our reputation.

If any of our guests become ill from food-borne illnesses, we could be forced to temporarily close one or more Shacks or choose to close as a preventative measure if we suspect there was a pathogen in our Shacks. Furthermore, any instances of food contamination, whether or not at our Shacks, could subject us or our suppliers to voluntary or involuntary food recalls and the costs to conduct such recalls could be significant and could interrupt our supply to unaffected Shacks or increase the cost of our ingredients.

Additionally, consumer preferences could be affected by health concerns about the consumption of beef, our key ingredient. For example, if a pathogen, such as "mad cow disease," or other virus, bacteria, parasite or toxin infects the food supply (or is believed to have infected the food supply), regardless of whether our supply chain is affected, guests may actively avoid consuming certain ingredients. A negative report or negative publicity surrounding such an incident, whether related to one of our Shacks or to a competitor in the industry, may have an adverse impact on demand for our food and could result in a material decrease in guest traffic and lower sales.

The digital and delivery business, related expenses, execution and expansion thereof, is uncertain and subject to risk.

Digital innovation and growth remains a key focus for us. We continue to execute upon our digital strategy, including the continued integration of our data platforms enabling segmentation and targeted marketing strategies. Furthermore, in fiscal 2022 delivery was available across all our native digital platforms with the launch of the new Androrid experience early in the fiscal year. We believe these digital investments to be a critical differentiator for our business, creating the opportunity to drive greater engagement and frequency with both new and existing guests. As the digital space around us continues to evolve, our technology needs to evolve concurrently to stay competitive with the industry. If we do not maintain and innovate our digital systems that are competitive with the industry, and as we face execution risks around upgrades of existing and new digital platforms, our digital business may be adversely affected and could damage our sales as well as profitability. We rely on third party service providers for our ordering and payment platforms relating to our mobile app and kiosks. Such services performed by these third parties could be damaged or interrupted by technological issues, which could then result in a loss of sales for a period of time. We also could see higher costs from our digital partners which we may not be able to fully offset by price. Information processed by these third parties could also be impacted by cyber attacks, which could not only negatively impact our sales, but also harm our brand image.

Recognizing the rise in delivery services offered throughout the restaurant industry, we understand the importance of providing such services to meet our guests wherever and whenever they want. We have invested in marketing to promote our delivery partnerships, which could negatively impact our profitability if the business does not continue to expand. We rely on third party service providers to fulfill delivery orders timely and in a fashion that will satisfy our guests. Errors in providing adequate delivery services may result in guest dissatisfaction, which could also result in loss of guest retention, loss in sales and damage to our brand image. Additionally, as with any third party handling food, such delivery services increase the risk of food tampering while in transit. We developed sealed packaging to provide some deterrence against such potential food tampering. We are also subject to risk if there is a shortage of delivery drivers, which could result in a failure to meet our guests' expectations.

Third-party delivery services within the restaurant industry is a competitive environment and includes a number of players competing for market share. If our third-party delivery partners fail to effectively compete with other third-party delivery providers in the sector, our delivery business may suffer resulting in a loss of sales. If any third-party delivery provider we partner with experiences damage to their brand image, we may also see ramifications due to our partnership with them. Additionally, some of our competitors have greater financial resources to spend on marketing and advertising around their digital and delivery campaigns than we are able to at this time. Should our competitors increase their spend in these areas, or if our advertising and promotions be less effective than our competitors, there could be an adverse impact on our business in this space. Third-party delivery services within the restaurant industry typically charge restaurants a fee per order. We currently have contracts with our major delivery service providers for a fixed period of time. However, there is uncertainty as to how these fees will evolve. In 2021, we implemented menu price inflation on our third-party delivery platforms to help offset a portion of this fee; the higher menu prices could result in loss of sales. As delivery, as well as the partnerships we have made in connection with delivery, is still a growing business for us, it is difficult for us to anticipate its impact to our sales as well as the challenges we may face in the future.

Rising labor costs and difficulties recruiting and retaining the right team members could adversely affect our business.

As our culture remains an important factor to our success, it in part depends on our ability to recruit, reward and retain a sufficient number of qualified managers and team members to meet the needs of our existing Shacks and to staff new Shacks. We aim to hire talented people who have integrity, who are warm, motivated, self-aware, intellectually curious, and possess the competencies and skills to continue to foster our growth. We value people who are excited and committed to high performance, remarkable and enriching hospitality, embodying our culture, and actively growing themselves and the brand.

In many markets, competition for qualified individuals is intense and we may be unable to identify and recruit a sufficient number of individuals to meet our growing needs, especially in markets where our brand is less established. As a result, because we aim to hire the best people, we may be required to pay higher wages and provide greater benefits. Our commitment to taking care of our team may cause us to incur higher labor costs compared to other restaurant companies. Additionally, several states in which we operate have enacted minimum wage increases and it is possible that other states or the federal government could also enact minimum wage increases, scheduling and benefit changes and increased health care and workers' compensation insurance costs. Such increases have and may continue to cause an increase to our labor and related expenses and cause our

Shack-level operating profit margins to decline. In the event there are additional minimum wage increases, increases in employee turnover or other legislation related to employee benefits are enacted or changed, such as the Affordable Care Act, we may be required to implement additional pay increases or provide additional benefits in the future in order to continue to recruit, reward and retain the most qualified people, which may put further pressure on our operating margins by increasing costs. Overall, we expect wages at all levels to continue to increase in the near term and we expect these rising wages to add pressure to our operating profit.

In addition to the expected increased costs of labor, if we are unable to identify and recruit a sufficient number of individuals to meet our growing needs, we may need to decrease the operating hours of some of our Shacks, which would result in lost sales.

We place a heavy emphasis on the qualification and training of our team members and spend a significant amount of time and money training our team members. Any inability to recruit and retain qualified individuals may result in higher turnover and increased labor costs, and could compromise the quality of our service, all of which could adversely affect our business. Any such inability could also delay the planned openings of new Shacks and could adversely impact our existing Shacks. Such increased costs of attracting qualified team members or delays in Shack openings could adversely affect our business, financial condition and results of operations.

Increased food commodity and energy costs could decrease our Shack-level operating profit margins or cause us to limit or otherwise modify our menu, which could adversely affect our business.

Our profitability depends, in part, on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things beef, poultry, grains, dairy and produce. Prices may be affected due to market changes, increased competition, the general risk of inflation, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. For example, the current avian flu is causing increased costs of poultry and eggs. Other events, including events for products we do not serve, could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu items. Furthermore, increasing weather volatility or other long-term changes in global weather patterns, including any changes associated with global climate change, could have a significant impact on the price or availability of some of our ingredients. These events, combined with other more general economic and demographic conditions, could impact our pricing and negatively affect our Shack sales and Shack-level operating profit margins. While we have been able to partially offset inflation and other changes in the costs of core operating resources by increasing menu prices, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions could limit our menu pricing flexibility. In addition, macroeconomic conditions could make additional menu price increases imprudent. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be fully absorbed by our guests without any resulting change to their visit frequencies or purchasing patterns. In addition, there can be no assurance that we will generate same-Shack sales growth in an amount sufficient to offset inflationary or other cost pressures.

We may decide to enter into certain forward pricing arrangements with our suppliers, which could result in fixed or formula-based pricing with respect to certain food products. However, these arrangements generally are relatively short in duration and may provide only limited protection from price changes. In addition, the use of these arrangements may limit our ability to benefit from favorable price movements.

Our profitability is also adversely affected by increases in the price of utilities, such as natural gas, electric and water, whether as a result of inflation, shortages or interruptions in supply, or otherwise. Our ability to respond to increased costs by increasing prices or by implementing alternative processes or products will depend on our ability to anticipate and react to such increases and other more general economic and demographic conditions, as well as the responses of our competitors and guests. All of these things may be difficult to predict and beyond our control. In this manner, increased costs could adversely affect our results of operations.

Additionally, with elevated inflationary pressures across the business, we face an above average risk that we will have to renegotiate contracts and agreements with suppliers on a more frequent basis. Shortened windows of certainty can impact our ability to plan our business from a supply and profitability perspective and we face greater risk of margin volatility.

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our exact specifications. Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Our burgers depend on the availability of our proprietary ground beef blend. Availability of our blend depends on two different components: raw material supplied by the slaughterhouses and ground and formed beef patties supplied by regional grinders who further process and convert whole muscle purchased from the slaughterhouses. The primary risk we face is with our regional grinders. If there is an interruption of operation at any one of our regional grinder's facilities, we face an immediate risk because each Shack typically has less than three days of beef patty inventory on hand. However, we have agreements with our regional grinders to provide an alternate back-up supply in the event of a disruption in their operations. In addition, our second largest regional grinder can, in an emergency, supply us in the event of a disruption of operations at one of our beef grinders through our broadline distributor's network, but there would be a delay in availability due to production and shipping.

We currently have nine approved raw beef suppliers and ten approved beef processors in the United States. If there is a supply issue with all U.S. raw beef, we have eight approved raw beef suppliers and nine approved beef processors in other countries. The risks to using international suppliers are shipping lead time, shipping costs, potential import duties and U.S. customs. It is unknown at this time how long it would take and at what cost the raw material would be to import from any such other country, but the delay and cost would likely be adverse to our business.

We face significant competition for guests, and if we are unable to compete effectively, our business could be adversely affected.

The restaurant industry is intensely competitive with many well-established companies that compete directly and indirectly with us with respect to taste, price, food quality, service, value, design and location. We compete in the restaurant industry with multi-unit national, regional and locally-owned and/or operated limited-service restaurants and full-service restaurants. We compete with (i) restaurants, (ii) other fast casual restaurants, (iii) quick service restaurants and (iv) casual dining restaurants. Our competitors may operate company-owned restaurants, franchised restaurants or some combination. Many of our competitors offer breakfast, lunch and dinner, as well as dine-in, carry-out and delivery services. We may also compete with companies outside of the traditional restaurant industry, such as grocery store chains, meal subscription services and delicatessens, especially those that target customers who seek high-quality food, as well as convenience food stores, cafeterias and other dining outlets. Many of our competitors have existed longer than we have and may have a more established market presence, better locations and greater name recognition nationally or in some of the local markets in which we operate or plan to open Shacks. Some of our competitors may also have significantly greater financial, marketing, personnel and other resources than we do. They may also operate more restaurants than we do and be able to take advantage of greater economies of scale than we can given our current size.

Our competition continues to intensify as new competitors enter the burger, fast casual, quick service and casual dining segments. Many of our competitors emphasize low cost "value meal" menu items or other programs that provide price discounts on their menu items, a strategy we have yet to pursue. We also face increasing competitive pressures from some of our competitors who have announced initiatives to offer better quality ingredients, such as antibiotic-free meat.

Changes in consumer tastes, nutritional and dietary trends, traffic patterns and the type, number, and location of competing restaurants often affect the restaurant business. Our sales could be impacted by changes in consumer preferences in response to dietary concerns, including preferences regarding items such as calories, sodium, carbohydrates or fat. Our competitors may react more efficiently and effectively to these changes than we can. We cannot make any assurances regarding our ability to effectively respond to changes in consumer health perceptions or our ability to adapt our menu items to trends in eating habits.

Additionally, as we continue to expand upon our digital strategy and offer more ways to reach our guests through digital channels, such as the app, web ordering and delivery, we compete with other competitors who currently, or are beginning to, offer the same options as well as new and improved technologies. With these digital channels, there is also an increased opportunity for customer credit card fraud to occur, which could result in increased credit card fees for us.

Our continued success depends, in part, on the continued popularity of our menu and the experience we offer guests at our Shacks. If we are unable to continue to compete effectively on any of the factors mentioned above, our traffic, Shack sales and Shack-level operating profit margins could decline and our business, financial condition and results of operations would be adversely affected.

Inflationary environment poses a new risk to broader demand for restaurants, including ours.

Our continued success depends on our guests' ability and willingness to pay for rising menu prices across our channels. The restaurant industry broadly has faced widespread inflation over the past two years, and is likely to continue to face inflationary pressures for the foreseeable future. In a bid to help offset these additional cost pressures, many restaurants have raised menu prices as well as charging a premium price through third-party delivery channels. As of December 2022, the US Bureau of Labor and Statistics reported increases in year-on-year inflation of 8.3% in the Food Away From Home index and 6.6% in the Limited-Service Meals index.

Shake Shack as a young and growing brand, has historically been conservative on price, typically raising price by 1%-2% a year. However, we implemented a 3.5%-4.5% menu price increase in March 2022, inclusive of bringing our third party delivery platforms to a premium menu price of 15%, and a second menu price increase of 7% in October 2022 to partially offset the persistent, above average inflationary pressures across the business. We anticipate additional price increases in 2023 beyond the normal pricing pattern as inflationary pressures warrant. However, there is risk that consumer demand suffers as a result of our more aggressive price increases.

The increasing focus on environmental, sustainability, social and governance matters could increase our costs, harm our reputation and adversely impact our business and financial results.

There has been increasing public focus by investors, environmental activists, the media, governmental and nongovernmental organizations and other stakeholders on a variety of environmental, sustainability, social and governance matters, commonly referred to as "ESG". With respect to the restaurant industry, concerns have been expressed regarding energy management, water management, food and packaging waste management, food safety, nutritional content, labor practices and supply chain and management of food sourcing. We experience pressure to make commitments relating to sustainability matters that affect companies in our industry, including the design and implementation of specific risk mitigation strategic initiatives relating to sustainability and the environment. If we are not effective in addressing environmental, sustainability and social matters affecting our industry, or setting and meeting relevant environmental, sustainability or social goals, our brand image may suffer, which could lead to a loss of revenue. Certain investors may choose not to invest in our securities if we do not meet their relevant ESG expectations.. We may also experience increased costs in order to execute upon our ESG goals and measure achievement of those goals and our ability to achieve any stated goal, target, or objective is subject to numerous factors and conditions, many of which are outside of our control. Any failure to achieve our ESG goals or a perception of our failure to act appropriately with respect to environmental, sustainability, social or governance matters could adversely affect our business and impact our reputation with investors, guests and other business partners and impact our ability to attract and retain team members. Standards for tracking and reporting on ESG have not been harmonized and continue to evolve. Additionally, this increased focus on ESG may result in new laws, regulations and requirements that, if promulgated, could cause us to experience increased reporting or implementation or require us to make changes to our operations to comply with those laws, regulations and requirements. These increased costs could have an adverse impact on our business, financial condition and results of operations.

Our international licensed Shacks import many of our proprietary and other core ingredients from the United States and other countries. If this international supply chain is interrupted, our international licensed operations could encounter supply shortages and incur higher costs.

Our international licensed Shacks import many of our proprietary ingredients from the United States as well as other countries. For example, our proprietary blend of beef patties and/or raw materials for beef patties primarily originate from the United States, Australia and Uruguay and our mushrooms originate from the United States and United Kingdom. We have worked to expand our international supply chain with secondary suppliers for various key ingredients across Turkey, Japan, South Korea and China. While we have established secondary supply solutions for some of these ingredients, we have not acquired secondary suppliers for all of them. Most of our suppliers around the world have experienced difficulties and delays in acquiring ingredients to make our products.

Due to the increasingly long lead time and general volatility in the supply chain and global ocean freight disruptions, the third-party logistic providers for our international licensed Shacks carry at least three months of inventory to allow for delays or interruptions in the supply chain. Specifically, we have had past and ongoing issues ensuring that timely and adequate supplies reach our international licensed Shacks. Our licensees delegate the supply function to their internal or third-party logistics providers in each country in which they operate, with which we have limited and restricted communication, preventing us from exercising direct control or instruction over such entities.

If our international licensed Shacks are unable to obtain our proprietary ingredients in the necessary amounts in a timely fashion as a result of logistics issues, sanctions or other challenges, it could harm its business and adversely affect the licensing revenue we receive, adversely impacting our business, financial condition and results of operations.

We are subject to risks associated with leasing property subject to long-term, non-cancelable leases.

We do not own any real property and all of our domestic Company-operated Shacks are located on leased premises. The leases for our Shacks generally have initial terms ranging from 10 to 15 years and typically include two five-year renewal options. However, the license agreement for our Madison Square Park Shack can be terminated by the New York City Commissioner of Parks for any reason on 25 days' written notice.

Generally, our leases are net leases that require us to pay our share of the costs of real estate taxes, utilities, building operating expenses, insurance and other charges in addition to rent. We generally cannot cancel these leases. Additional sites that we lease are likely to be subject to similar long-term, non-cancelable leases. If we close a Shack, we may still be obligated to perform our monetary obligations under the applicable lease, including, among other things, payment of the base rent for the remaining lease term. In addition, as each of our leases expire, we may fail to negotiate renewals, either on commercially acceptable terms or at all, which could cause us to close Shacks in desirable locations. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities, and sufficient funds are not otherwise available to us from borrowings or other sources, we may not be able to service our lease obligations or fund our other liquidity and capital needs, which would materially affect our business.

Restaurant companies have been the target of class action lawsuits and other proceedings that are costly, divert management attention and, if successful, could result in our payment of substantial damages or settlement costs.

Our business is subject to the risk of litigation by team members, guests, suppliers, licensees, stockholders or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. In recent years, restaurant companies have been subject to lawsuits, including class action lawsuits, alleging violations of federal and state laws regarding workplace and employment matters, discrimination and similar matters. A number of these lawsuits have resulted in the payment of substantial damages by the defendants. Similar lawsuits have been instituted from time to time alleging violations of various federal and state wage and hour laws regarding, among other things, employee meal deductions, overtime eligibility of assistant managers and failure to pay for all hours worked.

Occasionally, our guests file complaints or lawsuits against us alleging that we are responsible for some illness or injury they suffered at or after a visit to one of our Shacks, including actions seeking damages resulting from food-borne illness or accidents in our Shacks. We are also subject to a variety of other claims from third parties arising in the ordinary course of our business, including contract claims. The restaurant industry has also been subject to a growing number of claims that the menus and actions of restaurant chains have led to the obesity of certain of their customers.

Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and money away from our operations. In addition, they may generate negative publicity, which could reduce guest traffic and Shack sales. Although we maintain what we believe to be adequate levels of insurance to cover any of these liabilities, insurance may not be available at all or in sufficient amounts with respect to these or other matters. A judgment or other liability in excess of our insurance coverage for any claims or any adverse publicity resulting from claims could adversely affect our business, financial condition and results of operations.

Our business is subject to risks related to our sale of alcoholic beverages.

We serve beer and wine at most of our Shacks. Alcoholic beverage control regulations generally require our Shacks to apply to a state authority and, in certain locations, county or municipal authorities for a license that must be renewed annually and may be revoked or suspended for cause at any time. Alcoholic beverage control regulations relate to numerous aspects of daily operations of our Shacks, including minimum age of patrons and team members, hours of operation, advertising, trade practices, wholesale purchasing, other relationships with alcohol manufacturers, wholesalers and distributors, inventory control and handling, storage and dispensing of alcoholic beverages. Any future failure to comply with these regulations and obtain or retain licenses could adversely affect our business, financial condition and results of operations.

We are also subject in certain states to "dram shop" statutes, which generally provide a person injured by an intoxicated person the right to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance. Recent litigation against restaurant chains has resulted in significant judgments and settlements under dram shop statutes. Because these cases often seek punitive damages, which may not be covered by insurance, such litigation could have an adverse impact on our business, financial condition and results of operations. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert time and resources away from operations and hurt our financial performance. A judgment significantly in excess of our insurance coverage or not covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

GENERAL BUSINESS AND ECONOMIC RISKS

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. We believe that we have built our reputation on the high quality of our food and service, our commitment to our guests, our strong team culture, and the atmosphere and design of our Shacks, and we must protect and grow the value of our brand in order for us to continue to be successful. Any incident that erodes consumer loyalty to our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or team member information;
- third-party service providers, particularly related to delivery services and information technology, and potential guest dissatisfaction from circumstances out of our control relating to third-party service providers;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our Shacks, restaurants operated by other food service providers or others across the food industry supply chain.

Additionally, the use of social media platforms and similar devices provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning us may be posted on such platforms at any time.

Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Ultimately, the risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm our reputation, business, financial condition and results of operations.

Changes in economic conditions, both domestically and internationally, could materially affect our business, financial condition and results of operations.

The restaurant industry depends on consumer discretionary spending, and any economic downturn or disruptions in the overall economy, including political unrest and protests, high inflation rates, high unemployment and financial market volatility and unpredictability, may cause a related reduction in consumer confidence, which negatively affects the restaurant industry. These factors, as well as national, regional and local regulatory and economic conditions, gasoline prices, energy and other utility costs, conditions in the residential real estate and mortgage markets, health care costs, access to credit, disposable consumer income and consumer confidence, affect discretionary consumer spending. Furthermore, with some of our Shacks located in or near retail malls, general declines in mall traffic experienced by the retail industry over the last few years in general may negatively affect us.

In poor economic conditions, guest traffic could be adversely impacted if our guests choose to dine out less frequently or reduce the amount they spend on meals while dining out. Reduced guest traffic could result in lower Shack sales and licensing revenue, as well as a decline in our profitability as we spread fixed costs across a lower level of Shack sales. Prolonged negative trends in sales could cause us and our licensees to, among other things, reduce the number and frequency of new Shack openings, close Shacks, delay remodeling of our existing Shacks or recognize asset impairment charges.

Because many of our domestic Company-operated Shacks are concentrated in local or regional areas, we are susceptible to economic and other trends and developments, including adverse weather conditions, in these areas.

Since our founding, we have built some of the industry's favorite community gathering places. As a result, much of our real estate footprint has been centered in urban, office, travel and dynamic traffic-driving sales environments. Our urban Shacks make up approximately 41% of our total domestic Company-operated Shacks as of December 28, 2022. Additionally, our financial performance is highly dependent on Shacks located in the Northeast and the New York City metropolitan area, which comprised approximately 31% (or 79 out of 254) of our total domestic Company-operated Shacks as of December 28, 2022. As a result, adverse economic conditions in any of these markets or regions could have a material adverse effect on our overall results of operations. In addition, given our geographic concentrations, negative publicity regarding any of our Shacks in these areas and other regional occurrences such as local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a material adverse effect on our business and operations.

In particular, adverse weather conditions, such as regional winter storms, floods, severe thunderstorms and hurricanes, could negatively impact our results of operations. Temporary or prolonged Shack closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Security breaches of either confidential guest information in connection with, among other things, our electronic processing of credit and debit card transactions, kiosk ordering or mobile ordering app, or confidential team member information may adversely affect our business.

Our business requires the collection, transmission and retention of large volumes of guest and team member data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and team member data is critical to us. Further, our guests and team members have a high expectation that we and our service providers will adequately protect their personal information.

Like many other retail companies, and because of the prominence of our brand, we have experienced, and will likely continue to experience, attempts to compromise our information technology systems. Additionally, the techniques and sophistication used to conduct cyber-attacks and breaches of information technology systems, as well as the sources and targets of these attacks, change frequently and are often not recognized until such attacks are launched or have been in place for a period of time. While we continue to make significant investment in physical and technological security measures, team member training, and third party services designed to anticipate cyber-attacks and prevent breaches, our information technology networks and infrastructure or those of our third party vendors and other service providers could be vulnerable to damage, disruptions, shutdowns or breaches of confidential information due to criminal conduct, team member error or malfeasance, utility failures, natural disasters or other catastrophic events. Due to these scenarios we cannot provide assurance that we will be successful in preventing such breaches or data loss.

Additionally, the information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and guest and team member expectations, or may require significant additional investments or time in order to do so. Efforts to hack or breach security measures, failures of systems or software to operate as designed or intended, viruses, operator error or inadvertent releases of data all threaten our and our service providers' information systems and records. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings including regulatory investigations and actions, or liability for failure to comply with privacy and information security laws, which could disrupt our operations, damage our reputation and expose us to claims from guests and team members, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain and update our information technology systems to meet the needs of our business, our business could be adversely impacted.

We rely heavily on information systems, including point-of-sale processing in our Shacks, for management of our supply chain, accounting, payment of obligations, collection of cash, credit and debit card transactions, digital ordering and other processes and procedures. As a rapidly growing business, our current information technology infrastructure may not be adequately suited to handle the increasing volume of data and additional information needs of our organization. If we are unable to successfully upgrade our information systems to meet the growing needs of our business or are delayed in doing so, whether through current or future initiatives, our growth and profitability could be adversely affected.

Additionally, as technology systems continue to evolve and as consumers adopt new technologies, we may need to enhance our systems or modify our strategies in order to remain relevant in our industry and to our guests. If we are unable to successfully identify and implement new and emerging technologies, our business could be adversely affected.

If we experience a material failure or interruption in our systems, our business could be adversely impacted.

Our ability to efficiently and effectively manage our business depends significantly on the reliability and capacity of our information technology systems. Our operations depend upon our ability to protect our computer equipment, kiosks and systems against damage from physical theft, fire, power loss, telecommunications failure or other catastrophic events, as well as from internal and external security breaches, viruses and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems as we grow or a breach in security of these systems could result in interruptions to or delays in our business and guest service and reduce efficiency in our operations. If our information technology systems fail and our redundant systems or disaster recovery plans are not adequate to address such failures, or if our business interruption insurance does not sufficiently compensate us for any losses that we may incur, our revenues and profits could be reduced and the reputation of our brand and our business could be materially adversely affected. In addition, remediation of such problems could result in significant, unplanned capital investments.

Additionally, as we continue to evolve and innovate our digital platforms and enhance our internal systems, we place increasing reliance on third party vendors to provide infrastructure and other support services. We may be adversely affected if any of our third party service providers experience any interruptions in their systems, which could potentially impact the services we receive from them and cause a material failure or interruption in our own systems.

Because a component of our strategy is to continue to grow our licensed business internationally, the risks of doing business internationally could lower our revenues, increase our costs, reduce our profits or disrupt our business.

149 of our 182 licensed Shacks as of December 28, 2022 are located outside the United States and we expect to continue to expand our licensed operations internationally. As a result, we are and will be, on an increasing basis, subject to the risks of doing business outside the United States, including:

- changes in foreign currency exchange rates or currency restructurings and hyperinflation or deflation in the countries in which we operate;
- the imposition of restrictions on currency conversion or the transfer of funds or limitations on our ability to repatriate non-U.S. earnings in a tax effective manner;
- inability to achieve international tax treaty status with select licensed partners;
- the presence and acceptance of business corruption in various international markets;
- the ability to comply with, or impact of complying with, complex and changing laws, regulations and policies of foreign governments that may affect investments or operations, including foreign ownership restrictions, import and export controls, tariffs, embargoes, intellectual property, licensing requirements and regulations and changes in applicable tax laws;
- the difficulties involved in managing an organization doing business in many different countries;
- the ability to comply with, or impact of complying with, complex and changing laws, regulations and economic policies of the U.S. government, including U.S. laws and regulations relating to economic sanctions, export controls and anti-boycott requirements;
- increase in an anti-American sentiment and the identification of the licensed brand as an American brand;
- the effect of disruptions caused by severe outbreak of disease, weather, natural disasters or other events that make travel to a particular region, as well as domestic visits, less attractive or more difficult; and
- political, social and economic instability.

Any or all of these factors may adversely affect the performance of and revenues we receive from our licensed Shacks located in international markets. Our international licensed Shacks operate in several volatile regions that are subject to geopolitical and socio-political factors that pose risk to our business operations. If political, social or business conditions were to change we may need to temporarily suspend or cease operations in a particular region or country entirely, closing our existing Shacks and suspending our expansion activities. Also, the economy of any region in which our Shacks are located may be adversely affected to a greater degree than that of other areas of the country or the world by certain developments affecting industries concentrated in that region or country. For example, a health outbreak, such as the COVID-19 pandemic, could slow traffic in the impacted regions and could result in a loss of sales. Additionally, in the past, certain licensees have been negatively impacted by currency devaluation, and we have seen a reduction in licensing revenue from those respective Shacks. While these factors and the impact of these factors are difficult to predict, any one or more of them could lower our revenues, increase our costs, reduce our profits or disrupt our business. As our international licensed operations increase, these risks will become more pronounced.

We may not be able to adequately protect our intellectual property, which, in turn, could harm the value of our brand and adversely affect our business.

Our ability to implement our business plan successfully depends in part on our ability to further build brand recognition using our trademarks, service marks, proprietary products and other intellectual property, including our name and logos and the unique character and atmosphere of our Shacks. We rely on U.S. and foreign trademark, copyright, and trade secret laws, as well as license agreements, non-disclosure agreements, and confidentiality and other contractual provisions to protect our intellectual property. Nevertheless, our competitors may develop similar menu items and concepts, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and other intellectual property.

The success of our business depends on our continued ability to use our existing trademarks and service marks to increase brand awareness and further develop our brand in both domestic and international markets. We have registered and applied to register trademarks and service marks in the United States and foreign jurisdictions. We may not be able to adequately protect our trademarks and service marks, and our competitors and others may successfully challenge the validity and/or enforceability of our trademarks and service marks and other intellectual property. Additionally, we may be prohibited from entering into certain new markets due to restrictions surrounding competitors' trademarks. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States.

If our efforts to maintain and protect our intellectual property are inadequate, or if any third party misappropriates, dilutes or infringes on our intellectual property, the value of our brand may be harmed, which could have a material adverse effect on our business and might prevent our brand from achieving or maintaining market acceptance.

We may also from time to time be required to institute litigation to enforce our trademarks, service marks and other intellectual property. Such litigation could result in substantial costs and diversion of resources and could negatively affect our sales, profitability and prospects regardless of whether we are able to successfully enforce our rights.

Third parties may assert that we infringe, misappropriate or otherwise violate their intellectual property and may sue us for intellectual property infringement. Even if we are successful in these proceedings, we may incur substantial costs, and the time and attention of our management and other personnel may be diverted in pursuing these proceedings. If a court finds that we infringe a third party's intellectual property, we may be required to pay damages and/or be subject to an injunction. With respect to any third party intellectual property that we use or wish to use in our business (whether or not asserted against us in litigation), we may not be able to enter into licensing or other arrangements with the owner of such intellectual property at a reasonable cost or on reasonable terms.

We depend on key members of our executive management team.

We depend on the leadership and experience of key members of our executive management team. The loss of the services of any of our executive management team members could have a material adverse effect on our business and prospects, as we may not be able to find suitable individuals to replace such personnel on a timely basis or without incurring increased costs, or at all. We do not maintain key person life insurance policies on any of our executive officers. We believe that our future success will depend on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for experienced, successful personnel in our industry. Our inability to meet our executive staffing requirements in the future could impair our growth and harm our business.

Our insurance coverage and self-insurance reserves may not provide adequate levels of coverage against claims.

We maintain various insurance policies for team member health, workers' compensation, general liability, and property damage. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Additionally, we are self-insured for our team member medical plan and we recognize a liability that represents our estimated cost of claims incurred but not reported as of the balance sheet date. Our estimated liability is based on a number of assumptions and factors, including actuarial assumptions and historical trends. Our history of claims experience is short and our significant growth rate could affect the accuracy of our estimates. If a greater amount of claims are reported, or if medial costs increase beyond what we expect, our liabilities may not be sufficient and we could recognize additional expense, which could adversely affect our results of operations.

REGULATORY AND LEGAL RISKS

We are subject to many federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, with which compliance is both costly and complex. Failure to comply with, or changes in these laws or requirements, could have an adverse impact on our business.

We are subject to extensive federal, state, local and foreign laws and regulations, as well as other statutory and regulatory requirements, including those related to:

- *Nutritional content labeling and disclosure requirements* - There has been increased legislative, regulatory and consumer focus on the food industry including nutritional and advertising practices. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu items, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. These labeling laws may change consumer buying habits in a way that adversely impacts our sales. Additionally, an unfavorable report on, or reaction to, our menu ingredients, the size of our portions or the nutritional content of our menu items could negatively influence the demand for our offerings.

- *Food safety regulations* - There is a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may be required. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

- *Local licensure, building and zoning regulations* - The development and operation of Shacks depend, to a significant extent, on the selection of suitable sites, which are subject to zoning, land use, environmental, traffic and other regulations and requirements. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our existing Shacks and delay or result in our decision to cancel the opening of new Shacks, which would adversely affect our business.

- *Employment regulations* - We are subject to various federal and state laws governing our employment practices, including laws relating to minimum wage requirements, employee classifications as exempt or non-exempt, payroll and unemployment tax laws, requirements to provide meal and rest periods or other benefits, family leave mandates, requirements regarding working conditions and accommodations to certain employees, citizenship and work authorization requirements, insurance and workers' compensation rules, scheduling notification requirements and anti-discrimination laws. Compliance with these regulations is costly and requires significant resources. For example, the Fair Workweek legislation implemented in New York City requires fast food employers to provide employees with specified notice in scheduling changes and pay premiums for changes made to employees' schedules, among other requirements. Similar legislation may be enacted in other jurisdictions in which we operate as well, and in turn, could result in increased costs. Additionally, we may suffer losses from or incur significant costs to defend claims alleging non-compliance. Although none of our employees are currently covered under collective bargaining agreements, our employees may elect to be represented by labor unions in the future. If a significant number of our employees were to become unionized and collective bargaining agreement terms were significantly different from our current compensation arrangements, it could adversely affect our business, financial condition or results of operations. In addition, a labor dispute involving some or all of our employees may harm our reputation, disrupt our operations and reduce our revenues, and resolution of disputes may increase our costs. Further, if we enter into a new market with unionized construction companies, or the construction companies in our current markets become unionized, construction and build costs for new Shacks in such markets could materially increase.

- *The Affordable Care Act* - We are required to provide affordable coverage to substantially all full-time employees, or otherwise be subject to potential excise tax penalties based on the affordability criteria in the Act. Additionally, some states and localities have passed state and local laws mandating the provision of certain levels of health benefits by some employers. Increased health care and insurance costs, as well as the potential increase in participation by our employees who previously had not participated in our medical plan coverage, could have a material adverse effect on our business, financial condition and results of operations.

- *The Americans with Disabilities Act ("ADA") and similar state laws* - We are subject to the ADA and similar state laws, which, among other things, prohibits discrimination in employment and public accommodations on the basis of disability. Under the ADA, our Shacks are required to meet federally mandated requirements for the disabled and we could be required to incur expenses to modify our Shacks to provide service to, or make reasonable accommodations for the employment of, disabled persons. The expenses associated with these modifications, or any damages, legal fees and costs associated with resolving ADA-related complaints could be material.

- *Privacy and cybersecurity* - Our business requires the collection, transmission and retention of large volumes of guest and team member data, including credit and debit card numbers and other personally identifiable information. The collection and use of such information is regulated at the federal and state levels, as well as by the European Union (EU). Regulatory requirements, both domestic and abroad, have been changing with increasing regulation relating to the privacy, security and protection of data. Such regulatory requirements may become more prevalent in other states and jurisdictions as well. It is our responsibility to ensure we are complying with these laws by taking the appropriate measures as well as monitoring our practices as these laws continue to evolve. As our environment continues to evolve in this digital age and reliance upon new technologies becomes more prevalent, it is imperative we secure the private and sensitive information we collect. Failure to do so, whether through fault of our own information systems or those of outsourced third party providers, could not only cause us to fail to comply with these laws and regulations, but also could cause us to face litigation and penalties that could adversely affect our business, financial condition and results of operations. Our brand's reputation and our image as an employer could also be harmed by these types of security breaches or regulatory violations.

- *Laws and regulations related to our licensed operations* - Our licensed operations are subject to laws enacted by a number of states, rules and regulations promulgated by the U.S. Federal Trade Commission and certain rules and requirements regulating licensing activities in foreign countries. Failure to comply with new or existing licensing laws, rules and regulations in any jurisdiction or to obtain required government approvals could negatively affect our licensing revenue and our relationships with our licensees.

- *U.S. Foreign Corrupt Practices Act and other similar anti-bribery and anti-kickback laws* - A significant portion of our licensed operations are located outside the United States. The U.S. Foreign Corrupt Practices Act, and other similar anti-bribery and anti-kickback laws and regulations, in general prohibit companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. While our license agreements mandate compliance with applicable laws, we cannot assure you that we will be successful in preventing our employees or other agents from taking actions in violation of these laws or regulations. Such violations, or allegations of such violations, could disrupt our business and result in a material adverse effect on our financial condition, results of operations and cash flows.

The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, uncertainty around future changes in laws made by new regulatory administrations or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our Shacks if we fail to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Our ability to use our net operating loss carryforwards may be subject to limitation.

As of December 28, 2022, our federal and state net operating loss ("NOL") carryforwards, for income tax purposes were $558.4 million and $303.3 million, respectively. If not utilized, $506.5 million of our federal NOLs can be carried forward indefinitely, and the remainder will begin to expire in 2035. If not utilized, $48.6 million of our state NOL carryforwards can be carried forward indefinitely, and the remainder will begin to expire in 2023. Federal NOLs incurred in taxable years beginning after December 31, 2017 can be carried forward indefinitely, but the deductibility of federal NOLs in taxable years beginning after December 31, 2020, is subject to certain limitations.

In addition, under Section 382 of the Internal Revenue Code ("IRC") of 1986, as amended, and corresponding provisions of state law, if a corporation undergoes an "ownership change," its ability to use its pre-change NOLs to offset its post-change income may be limited. A Section 382 "ownership change" generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. We may experience ownership changes in the future, including subsequent changes in our stock ownership, some of which are outside our control. This could limit the amount of NOLs that we can utilize annually to offset future taxable income or tax liabilities. Subsequent statutory or regulatory changes in respect of the utilization of NOLs for federal or state purposes, such as suspensions on the use of NOLs or limitations on the deductibility of NOLs carried forward, or other unforeseen reasons, may result in our existing NOLs expiring or otherwise being unavailable to offset future income tax liabilities.

Changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.

We are subject to taxes by the U.S. federal, state, local and foreign tax authorities, and our tax liabilities will be affected by the allocation of expenses to differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowance;
- tax effects of equity-based compensation;
- changes in tax laws, regulations or interpretations thereof; or
- future earnings being lower than anticipated in jurisdictions where we have lower statutory tax rates and higher than anticipated earnings in jurisdictions where we have higher statutory tax rates.

We may also be subject to audits of our income, sales and other transaction taxes by U.S. federal, state, local and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.

Additionally, SSE Holdings is treated as a partnership for U.S. federal income tax purposes, and the SSE Holdings LLC Agreement restricts transfers of LLC Interests that would cause SSE Holdings to be treated as a "publicly traded partnership" for U.S. federal income tax purposes. If the Internal Revenue Service ("IRS") were to contend successfully that SSE Holdings should be treated as a "publicly traded partnership" for U.S. federal income tax purposes, SSE Holdings would be treated as a corporation for U.S. federal income tax purposes and thus would be subject to entity-level tax on its taxable income, which could have a material adverse effect on our results of operations, financial position and cash flows.

If we fail to maintain effective internal controls over financial reporting, our ability to produce timely and accurate financial information or comply with Section 404 of the Sarbanes-Oxley Act of 2002 could be impaired, which could have a material adverse effect on our business and stock price.

As a public company, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), the Sarbanes-Oxley Act of 2002, as amended (the "Sarbanes-Oxley Act"), and the listing standards of the New York Stock Exchange.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. It also requires management to perform an annual assessment of the effectiveness of our internal control over financial reporting and disclosure of any material weaknesses in such controls. We are required to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting. Any failure to develop or maintain effective controls, or any difficulties encountered in the implementation or improvement of such controls, could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we are required to include in our periodic reports that will be filed with the SEC. The SEC has proposed new rules which, if adopted, would impose significant new disclosure obligations related to climate change and cybersecurity which would require us to develop and implement effective controls with respect to these new obligations. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which may have a negative effect on the trading price of our Class A common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

RISKS RELATED TO OUR ORGANIZATIONAL STRUCTURE

Shake Shack has non-controlling interest holders, whose interests may differ from those of our public stockholders.

As of December 28, 2022, the non-controlling interest holders control approximately 16.1% of the combined voting power of our common stock through their ownership of both our Class A and Class B common stock. The non-controlling interest holders, for the foreseeable future, have influence over corporate management and affairs, as well as matters requiring stockholder approval. The non-controlling interest holders are able to, subject to applicable laws and the voting arrangements, participate in the election of a majority of the members of our Board of Directors and actions to be taken by us and our Board of Directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of the non-controlling interest holders may in some circumstances conflict with our interests and the interests of our other stockholders. For example, the non-controlling interest holders may have different tax positions from us, especially in light of the tax receivable agreement we entered into with the non-controlling interest holders that provides for the payment by us to the non-controlling interest holders of 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize (the "Tax Receivable Agreement"). This could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when Shake Shack should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any future challenges by any taxing authorities to our tax reporting positions may take into consideration these non-controlling interest holders' tax or other considerations, which may differ from the considerations of us or our other stockholders.

In addition, certain of the non-controlling interest holders are in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire interests in or provide advice to businesses that directly or indirectly compete with certain portions of our business or the business of our suppliers. Our amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, none of the non-controlling interest holders or any director who is not employed by us or his or her affiliates has any duty to refrain from engaging in a corporate opportunity in the same or similar lines of business as us. The non-controlling interest holders may also pursue acquisitions that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us.

Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon the non-controlling interest holders that will not benefit Class A common stockholders to the same extent as it will benefit the non-controlling interest holders.

We are a party to the Tax Receivable Agreement with the non-controlling interest holders. Under the Tax Receivable Agreement, we are required to make cash payments to the non-controlling interest holders equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (i) the increases in the tax basis of the net assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests from the non-controlling interest holders and (ii) certain other tax benefits related to our making payments under the Tax Receivable Agreement.

We expect that the amount of the cash payments that we are required to make under the Tax Receivable Agreement will be significant. Any payments made by us to the non-controlling interest holders under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. Payments under the Tax Receivable Agreement are not conditioned on any non-controlling interest holders continued ownership of LLC Interests or our Class A common stock..

The actual amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors, including the timing of redemptions or exchanges by the holders of LLC Interests, the amount of gain recognized by such holders of LLC Interests, the amount and timing of the taxable income we generate in the future, and the federal tax rates then applicable.

The non-controlling interest holders have the right to have their LLC Interests redeemed or exchanged into shares of Class A common stock, which may cause volatility in our stock price.

We have an aggregate of 160,715,002 shares of Class A common stock authorized but unissued, including 2,869,513 shares of Class A common stock issuable upon the redemption or exchange of LLC Interests held by the non-controlling interest holders. Subject to certain restrictions set forth in the SSE Holdings LLC Agreement, the non-controlling interest holders are entitled to have their LLC Interests redeemed or exchanged for shares of our Class A common stock.

We cannot predict the timing or size of any future issuances of our Class A common stock resulting from the redemption or exchange of LLC Interests or the effect, if any, that future issuances and sales of shares of our Class A common stock may have on the market price of our Class A common stock. Sales or distributions of substantial amounts of our Class A common stock, including shares issued in connection with an acquisition, or the perception that such sales or distributions could occur, may cause the market price of our Class A common stock to decline.

We will continue to incur relatively outsized costs as a result of being a public company and in the administration of our complex organizational structure.

As a public company, we incur significant legal, accounting, insurance and other expenses that we would not incur as a private company, including costs associated with public company reporting requirements. We have also incurred and will continue to incur costs associated with compliance with the Sarbanes-Oxley Act and related rules implemented by the SEC. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing, and the SEC has proposed new rules which, if adopted, would impose significant new disclosure obligations on us related to climate change and cybersecurity. These rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming. These laws and regulations also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. Furthermore, if we are unable to continue to satisfy our obligations as a public company, we would be subject to delisting our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Our organizational structure, including our Tax Receivable Agreement, is very complex and we require the expertise of various tax, legal and accounting advisers to ensure compliance with applicable laws and regulations. We have and will continue to incur significant expenses in connection with the administration of our organizational structure. As a result, our expenses for legal, tax and accounting compliance may be significantly greater than other companies of our size that do not have a similar organizational structure or a tax receivable agreement in place.

Our anti-takeover provisions could prevent or delay a change in control of our Company, even if such change in control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our Company, even if such change in control would be beneficial to our stockholders. These provisions include:

- the authority to issue "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares and thwart a takeover attempt;
- our classified board of directors providing that not all members of our Board of Directors are elected at one time;
- the removal of directors only for cause;
- prohibiting the use of cumulative voting for the election of directors;
- limiting the ability of stockholders to call special meetings or amend our bylaws;
- requiring all stockholder actions to be taken at a meeting of our stockholders; and
- our advance notice and duration of ownership requirements for nominations for election to the Board of Directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team.

In addition, the Delaware General Corporation Law (the "DGCL"), to which we are subject, prohibits us, except under specified circumstances, from engaging in any mergers, significant sales of stock or assets or business combinations with any stockholder or group of stockholders who owns at least 15% of our common stock.

The provision of our certificate of incorporation requiring exclusive venue in the Court of Chancery in the State of Delaware for certain types of lawsuits may have the effect of discouraging lawsuits against our directors and officers.

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, that (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or the bylaws or (iv) any action asserting a claim against us governed by the internal affairs doctrine will have to be brought only in the Court of Chancery in the State of Delaware. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

We do not currently expect to pay any cash dividends.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not currently expect to pay any cash dividends on shares of our Class A common stock. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our Board of Directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Under the Revolving Credit Facility, SSE Holdings is currently restricted from paying cash dividends, and we expect these restrictions to continue in the future. Our ability to pay dividends may also be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of ours or of our subsidiaries. Accordingly, if you purchase shares, realization of a gain on your investment will depend on the appreciation of the price of our Class A common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our Class A common stock.

RISKS RELATED TO OUR TAX RECEIVABLE AGREEMENT

We are a holding company and our principal asset is our interest in SSE Holdings, and, accordingly, we will depend on distributions from SSE Holdings to pay our taxes and expenses, including payments under the Tax Receivable Agreement. SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions.

We are a holding company and have no material assets other than our ownership interest in SSE Holdings, certain deferred tax assets and our note receivable from SSE Holdings. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the distributions we receive from SSE Holdings. There can be no assurance that SSE Holdings will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions.

SSE Holdings is treated as a partnership for U.S. federal income tax purposes and, as such, will not be subject to any entity-level U.S. federal income tax. Instead, taxable income will be allocated to its members, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of SSE Holdings. Under the terms of the SSE Holdings LLC Agreement, SSE Holdings is obligated to make tax distributions to its members, including us. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect will be significant. We intend, as its managing member, to cause SSE Holdings to make cash distributions to its members in an amount sufficient to (i) fund all or part of their tax obligations in respect of taxable income allocated to them and (ii) cover our operating expenses, including payments under the Tax Receivable Agreement. However, SSE Holdings' ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which SSE Holdings is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering SSE Holdings insolvent. If we do not have sufficient funds to pay our tax and other liabilities or to fund our operations, we may have to borrow funds, which could materially adversely affect our liquidity and financial condition and subject us to various restrictions imposed by any such lenders. To the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and therefore accelerate payments due under the Tax Receivable Agreement. In addition, if SSE Holdings does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired.

In certain cases, payments under the Tax Receivable Agreement to the non-controlling interest holders may be accelerated or significantly exceed the actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.

The Tax Receivable Agreement provides that, upon certain mergers, asset sales, other forms of business combinations or other changes of control or if, at any time, we elect an early termination of the Tax Receivable Agreement, our obligations, or our successor's obligations, under the Tax Receivable Agreement to make payments thereunder would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, (i) we could be required to make payments under the Tax Receivable Agreement that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement and (ii) if we elect to terminate the Tax Receivable Agreement early, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. Furthermore, any increases in the federal corporate tax rate may result in an increase in our Tax Receivable Agreement liability, including a gross up of our deferred tax balances.

We will not be reimbursed for any payments made to the non-controlling interest holders under the Tax Receivable Agreement in the event that any tax benefits are disallowed.

Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the IRS or another tax authority may challenge all or part of the tax basis increases, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient's payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each non-controlling interest holder that directly or indirectly owns at least 10% of the outstanding LLC Interests. We will not be reimbursed for any cash payments previously made to the non-controlling interest holders under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made to non-controlling interest holders are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us to non-controlling interest holders will be netted against any future cash payments that we might otherwise be required to make to such non-controlling interest holders under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a non-controlling interest holder for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. As a result, payments could be made under the Tax Receivable Agreement in excess of the tax savings that we realize in respect of the tax attributes with respect to non-controlling interest holders that are the subject of the Tax Receivable Agreement.

RISKS RELATED TO OUR CONVERTIBLE NOTES

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay special interest on or to refinance our indebtedness, including the $250.0 million 0% Convertible Senior Notes due 2028 (the "Notes"), depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

The conditional conversion feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Notes is triggered, holders of Notes will be entitled to convert their Notes at any time during specified periods at their option. If one or more holders elect to convert their Notes, unless we elect to satisfy our conversion obligation by delivering solely shares of our Class A common stock (other than paying cash in lieu of delivering any fractional share), we would be required to settle a portion or all of our conversion obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

Conversion of the Notes may dilute the ownership interest of our stockholders or may otherwise depress the price of our Class A common stock.

The conversion of some or all of the Notes may dilute the ownership interests of our stockholders. Upon conversion of the Notes, we have the option to pay or deliver, as the case may be, cash, shares of our Class A common stock, or a combination of cash and shares of our Class A common stock. If we elect to settle our conversion obligation in shares of our Class A common stock or a combination of cash and shares of our Class A common stock, any sales in the public market of our Class A common stock issuable upon such conversion could adversely affect prevailing market prices of our Class A common stock. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes could be used to satisfy short positions, or anticipated conversion of the Notes into shares of our Class A common stock could depress the price of our Class A common stock.

Certain provisions in the indenture governing the Notes may delay or prevent an otherwise beneficial takeover attempt of us.

Certain provisions in the indenture governing the Notes may make it more difficult or expensive for a third party to acquire us. For example, the indenture governing the Notes will require us, except as described in the offering memorandum, to repurchase the Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Notes and/or increase the conversion rate, which could make it costlier for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties.

Our home office is located at 225 Varick Street, Suite 301, New York, NY 10014. We lease our home office, which is approximately 32,000 square feet and all of our domestic Company-operated Shacks. We also have an international office in Hong Kong. We do not own any real property, nor do we own or lease any property related to our licensed operations. The following table sets forth the number of Company-operated and licensed Shacks by geographic location as of December 28, 2022.

	Company-Operated	Licensed	Total
Alabama	1	—	1
Arizona	4	1	5
California	36	1	37
Colorado	8	1	9
Connecticut	5	—	5
Delaware	1	—	1
District of Columbia	6	1	7
Florida	19	2	21
Georgia	7	1	8
Illinois	10	—	10
Indiana	3	1	4
Kansas	1	—	1
Kentucky	1	—	1
Louisiana	3	1	4
Maryland	7	1	8
Massachusetts	13	—	13
Michigan	7	—	7
Minnesota	4	1	5
Missouri	5	1	6
Nevada	4	2	6
New Jersey	13	3	16
New York	38	6	44
North Carolina	6	2	8
Ohio	5	1	6
Oregon	1	—	1
Pennsylvania	9	2	11
Rhode Island	1	—	1
Tennessee	3	1	4
Texas	20	2	22
Utah	2	1	3
Virginia	5	1	6
Washington	3	—	3
Wisconsin	3	—	3
DOMESTIC	**254**	**33**	**287**

Bahrain	—	2	2
China	—	32	32
Japan	—	13	13
Kuwait	—	13	13
Mexico	—	9	9
Oman	—	1	1
Philippines	—	5	5
Qatar	—	5	5
Saudi Arabia	—	5	5
Singapore	—	9	9
South Korea	—	24	24
Turkey	—	6	6
United Arab Emirates	—	14	14
United Kingdom	—	11	11
INTERNATIONAL	**—**	**149**	**149**
SYSTEM-WIDE	**254**	**182**	**436**

Item 3. Legal Proceedings

We are subject to various legal proceedings, claims and liabilities, such as employment-related claims and slip and fall cases, which arise in the ordinary course of business and are generally covered by insurance. As of December 28, 2022, we do not expect the amount of ultimate liability with respect to these matters to be material to the Company's financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures.

Not applicable.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

MARKET INFORMATION

Our Class A common stock is traded on the New York Stock Exchange under the symbol "SHAK."

Our Class B common stock is not listed nor traded on any stock exchange.

HOLDERS OF RECORD

As of February 15, 2023, there were 154 shareholders of record of our Class A common stock. The number of record holders does not include persons who held shares of our Class A common stock in nominee or "street name" accounts through brokers. As of February 15, 2023, there were 19 shareholders of record of our Class B common stock.

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business, and therefore we do not currently expect to pay any cash dividends on our Class A common stock. Holders of our Class B common stock are not entitled to participate in any dividends declared by our Board of Directors. Any future determination to pay dividends to holders of our Class A common stock will be at the discretion of our Board of Directors and will depend upon many factors, including our results of operations, financial condition, capital requirements, restrictions in SSE Holdings' debt agreements and other factors that our Board of Directors deems relevant. We are a holding company, and substantially all of our operations are carried out by SSE Holdings and its subsidiaries. Additionally, under the revolving credit facility, SSE Holdings is currently restricted from paying cash dividends, and we expect these restrictions to continue in the future, which may in turn limit our ability to pay dividends on our Class A common stock.

STOCK PERFORMANCE GRAPH

The following graph and table illustrate the total return from December 27, 2017 through December 28, 2022 for (i) our Class A common stock, (ii) the Standard and Poor's 500 Index, and (iii) the Standard and Poor's 600 Restaurants Index, assuming an investment of $100 on December 27, 2017 including the reinvestment of dividends, where applicable.

Comparison of 5 Year Cumulative Total Return



	12/27/2017	12/26/2018	12/25/2019	12/30/2020	12/29/2021	12/28/2022
Shake Shack Inc.	$ 100.00	$ 97.45	$ 135.21	$ 191.38	$ 158.12	$ 95.96
S&P 500 Index	100.00	95.62	125.72	148.85	191.58	156.89
S&P 600 Restaurants Index	100.00	110.09	123.74	156.99	150.35	119.82

Item 6. Selected Financial Data.

Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

This section and other parts of this Annual Report on Form 10-K ("Form 10-K") contain forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 ("PSLRA"), which are subject to known and unknown risks, uncertainties and other important factors that may cause actual results to be materially different from the statements made herein. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements discuss our current expectations and projections relating to our financial position, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "aim," "anticipate," "believe," "estimate," "expect," "forecast," "future," "intend," "outlook," "potential," "project," "projection," "plan," "seek," "may," "could," "would," "will," "should," "can," "can have," "likely," the negatives thereof and other similar expressions.

All forward-looking statements are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this Form 10-K in the context of the risks and uncertainties disclosed in Part I, Item 1A of this Form 10-K under the heading "Risk Factors" and in this Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations".

The forward-looking statements included in this Form 10-K are made only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

OVERVIEW

Shake Shack serves modern, fun and elevated versions of American classics using only the best ingredients. We are known for our made-to-order Angus beef burgers, crispy chicken, hand-spun milkshakes, house-made lemonades, beer, wine, and more. Our fine dining roots and commitment to community building, hospitality and the sourcing of premium ingredients is what we call "fine casual." Fine casual couples the ease, value and convenience of fast casual concepts with the high standards of excellence grounded in our fine dining roots — thoughtful ingredient sourcing and preparation, hospitality and quality.

Our mission is to *Stand For Something Good* in all aspects of our business, including the exceptional team we hire and train, the premium ingredients making up our menu, our community engagement and the design of our Shacks. *Stand For Something Good* is a call to action for all of our stakeholders — our team, guests, communities, suppliers and investors — and we actively invite them all to share in this philosophy with us. This commitment drives our integration into the local communities in which we operate and fosters a deep and lasting connection with our guests.

For discussion of our results of operations and changes in financial condition for fiscal 2021 compared to fiscal 2020 refer to Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-K for the fiscal year ended December 29, 2021, filed on February 18, 2022.

The following definitions apply to these terms as used herein:

"Average unit volume" is calculated by dividing total Shack sales by the number of Shacks open during the period. For Shacks that are not open for the entire period, fractional adjustments are made to the number of Shacks in the denominator such that it corresponds to the period of associated sales.

"Average weekly sales" is calculated by dividing total Shack sales by the number of operating weeks for all Shacks in operation during the period. For Shacks that are not open for the entire period, fractional adjustments are made to the number of operating weeks such that it corresponds to the period of associated sales.

"Same-Shack sales" represents Shack sales for the comparable Shack base, which is defined as the number of domestic Company-operated Shacks open for 24 full fiscal months or longer. For consecutive days that Shacks were temporarily closed, the comparative period was also adjusted. Same-Shack sales percentage reflects the change in year-over-year Shack sales for the comparable Shack base.

"Shack system-wide sales" is an operating measure and consists of sales from our domestic Company-operated Shacks, domestic licensed Shacks and our international licensed Shacks. We do not recognize the sales from our licensed Shacks as revenue. Of these amounts, our revenue is limited to Shack sales from domestic Company-operated Shacks and licensing revenue based on a percentage of sales from domestic and international licensed Shacks, as well as certain up-front fees such as territory and opening fees.

Recent Business Trends

We closed the fiscal fourth quarter and fiscal year ended December 28, 2022 with a strong finish. Despite continued macro economic challenges, we opened a total of 35 Shacks system-wide during the fiscal fourth quarter, including 22 Company-operated Shacks. As of December 28, 2022 there were 436 Shacks open globally. Macroeconomic uncertainty remains, however momentum in the quarter headed in a positive direction with continued return to office and increased travel demand increasing our revenue year-over-year. Overall, we were pleased with the strength of our recent sales and margin performance, supported by early positive reception to our October pricing and growth of in-Shack traffic.

Same-Shack sales for the fiscal fourth quarter ended December 28, 2022 increased 5.1% compared to the same period last year, with urban Shacks increasing 8.1% and suburban Shacks increasing 2.5%. This increase was driven by a 6% increase in price mix primarily due to menu price increases partially offset by a 0.9% decrease in guest traffic.

Same-Shack sales for the fiscal year ended December 28, 2022 increased 7.8% compared to the same period last year, with urban Shacks increasing 14.0% and suburban Shacks increasing 2.7%. This increase was due to a 4.9% increase in guest traffic due to the return of in-Shack dining as well as an increase in price mix of 2.9%.

For the purpose of calculating same-Shack sales growth for the fiscal fourth quarter and fiscal year ended December 28, 2022, Shack sales for 179 Shacks were included in the comparable Shack base.

Average weekly sales were $76,000 in the fiscal fourth quarter ended December 28, 2022, compared to $74,000 in the same period last year, driven by higher menu prices, the opening of 22 net new domestic Company-operated Shacks and the continued growth in urban and suburban Shacks. Average weekly sales were $73,000 for the fiscal year ended December 28, 2022 compared to $71,000 for the same period last year, driven by the opening of 36 net new domestic Company-operated Shacks.

Shack system-wide sales increased 15.8% to $364.1 million for the fiscal fourth quarter ended December 28, 2022, versus the same period last year. Shack system-wide sales increased 22.7% to $1,378.5 million for the fiscal year ended December 28, 2022, versus the same period last year. Average unit volume for domestic Company-operated Shacks was $3.8 million for the fiscal year ended December 28, 2022 compared to $3.7 million in the same period last year.

Digital sales for the fiscal fourth quarter and fiscal year ended December 28, 2022 decreased 6.0% and 9.4% respectively, compared to the same periods last year due to guests returning in-Shack. Digital sales includes orders placed on the Shake Shack app, website and third-party delivery platforms, which represented 36.2% of Shack sales during the fiscal fourth quarter ended December 28, 2022. Digital sales retention was approximately 74% in fiscal December 2022 when compared to fiscal January 2021, when digital sales peaked. During the fiscal fourth quarter of 2022, our new purchasers in Company-owned app and web channels grew 6.7% versus the fiscal third quarter of 2022, to 4.8 million total new purchasers since mid-March of 2020.

Development Highlights

During fiscal 2022, we opened 36 new domestic Company-operated Shacks and 33 new licensed Shacks. There were two permanent international licensed Shack closures and no permanent domestic Company-operated Shack closures in fiscal 2022. Below are Shacks opened during the fourth quarter of 2022.

Location	Type	Opening Date
Mexico City, MX — Mitikah	International Licensed	9/29/2022
Phelps, NY — Junius Ponds Travel Plaza	Domestic Licensed	10/6/2022
Beverly Hills, CA — Beverly Hills	Domestic Company-operated	10/7/2022
Bishan, Singapore — Junction 8	International Licensed	10/13/2022
Manila, Philippines — Mall of Asia	International Licensed	10/21/2022
Jamaica, NY — Jamaica Ave	Domestic Company-operated	10/24/2022
Boca Raton, FL — Town Center at Boca	Domestic Company-operated	10/26/2022
Osaka, Japan — Universal Studios Japan	International Licensed	10/27/2022
Hingham, MA — Derby Street Shoppes	Domestic Company-operated	10/28/2022
Indianapolis, IN — Indianapolis International Airport	Domestic Licensed	11/1/2022
Orlando, FL — Orlando International Airport	Domestic Licensed	11/1/2022
Sterling Heights, MI — Sterling Heights	Domestic Company-operated	11/4/2022
Nanjing, China — Nanjing, MixC	International Licensed	11/5/2022
Los Angeles, CA — Silverlake	Domestic Company-operated	11/7/2022
Baton Rouge, LA — Baton Rouge	Domestic Company-operated	11/14/2022
Brookfield, WI — Brookfield	Domestic Company-operated	11/17/2022
Roseville, MN — Rosedale Center	Domestic Company-operated	11/18/2022
Suzhou, China — Suzhou Center	International Licensed	11/19/2022
Edison, NJ — Menlo Park	Domestic Company-operated	11/26/2022
Jersey City, NJ — Newport Centre	Domestic Company-operated	11/30/2022
Doha, Qatar — Doha City Center	International Licensed	11/30/2022
Bucheon, South Korea — Bucheon	International Licensed	12/2/2022
Fort Worth, TX — Westbend	Domestic Company-operated	12/3/2022
Plano, TX — Park and Preston	Domestic Company-operated	12/5/2022
Boston, MA — Prudential Center	Domestic Company-operated	12/5/2022
Baltimore, MD — Canton	Domestic Company-operated	12/14/2022
San Jose, CA — Westfield Oakridge	Domestic Company-operated	12/15/2022
Atlanta, GA — West Midtown	Domestic Company-operated	12/20/2022
San Francisco, CA — Stonestown Galleria	Domestic Company-operated	12/22/2022
Chapel Hill, NC — Chapel Hill	Domestic Company-operated	12/22/2022
Beijing, China — Hopson One	International Licensed	12/22/2022
Shanghai, China — QingPu Outlets	International Licensed	12/23/2022
Canoga Park, CA — Westfield Topanga	Domestic Company-operated	12/27/2022
Brooklyn, NY — Kings Plaza	Domestic Company-operated	12/27/2022
Springfield, PA — Springfield	Domestic Company-operated	12/27/2022

RESULTS OF OPERATIONS

The following table summarizes our results of operations for fiscal 2022 and fiscal 2021:

(dollar amounts in thousands)		2022			2021	
Shack sales	$	869,270	96.5 %	$	714,989	96.6 %
Licensing revenue		31,216	3.5 %		24,904	3.4 %
TOTAL REVENUE		900,486	100.0 %		739,893	100.0 %
Shack-level operating expenses[1]:						
Food and paper costs		261,584	30.1 %		218,262	30.5 %
Labor and related expenses		257,358	29.6 %		215,114	30.1 %
Other operating expenses		130,869	15.1 %		103,232	14.4 %
Occupancy and related expenses		68,508	7.9 %		59,228	8.3 %
General and administrative expenses		118,790	13.2 %		85,996	11.6 %
Depreciation and amortization expense		72,796	8.1 %		58,991	8.0 %
Pre-opening costs		15,050	1.7 %		13,291	1.8 %
Impairment and loss on disposal of assets		2,425	0.3 %		1,632	0.2 %
TOTAL EXPENSES		927,380	103.0 %		755,746	102.1 %
LOSS FROM OPERATIONS		(26,894)	(3.0)%		(15,853)	(2.1)%
Other income, net		4,127	0.5 %		95	— %
Interest expense		(1,518)	(0.2)%		(1,577)	(0.2)%
LOSS BEFORE INCOME TAXES		(24,285)	(2.7)%		(17,335)	(2.3)%
Income tax expense (benefit)		1,682	0.2 %		(7,224)	(1.0)%
NET LOSS		(25,967)	(2.9)%		(10,111)	(1.4)%
Less: Net loss attributable to non-controlling interests		(1,876)	(0.2)%		(1,456)	(0.2)%
NET LOSS ATTRIBUTABLE TO SHAKE SHACK INC.	$	(24,091)	(2.7)%	$	(8,655)	(1.2)%

(1) As a percentage of Shack sales.

Shack Sales

Shack sales represent the aggregate sales of food, beverages and Shake Shack branded merchandise at our domestic Company-operated Shacks and gift card breakage income. Shack sales in any period are directly influenced by the number of operating weeks in such period and the total number of open Shacks.

(dollar amounts in thousands)	2022	2021
Shack sales	$ 869,270	$ 714,989
Percentage of Total revenue	*96.5 %*	*96.6 %*
Dollar change compared to prior year	$ 154,281	
Percentage change compared to prior year	21.6 %	

Shack sales for the fiscal year ended December 28, 2022 increased 21.6% to $869.3 million versus the prior year. The increase was primarily due to increased guest traffic, particularly at our New York City locations, and increased menu prices as well as the opening of 36 new domestic Company-operated Shacks during the fiscal year.

Licensing Revenue

Licensing revenue is comprised of license fees, opening fees for certain licensed Shacks and territory fees. License fees are calculated as a percentage of sales and territory fees are payments for the exclusive right to develop Shacks in a specific geographic area.

(dollar amounts in thousands)	2022	2021
Licensing revenue	$ 31,216	$ 24,904
Percentage of Total revenue	*3.5 %*	*3.4 %*
Dollar change compared to prior year	$ 6,312	
Percentage change compared to prior year	25.3 %	

Licensing revenue for the fiscal year ended December 28, 2022 increased 25.3% to $31.2 million versus the prior year. The increase was primarily due to 31 net new licensed Shacks opened during fiscal 2022, which contributed approximately $2.8 million to Licensing revenue, as well as higher sales at existing licensed Shacks, particularly domestic airports.

Food and Paper Costs

Food and paper costs include the direct costs associated with food, beverage and packaging of our menu items. The components of food and paper costs are variable by nature, changing with sales volume, and are impacted by menu mix, channel mix and fluctuations in commodity costs, as well as geographic scale and proximity.

(dollar amounts in thousands)	2022	2021
Food and paper costs	$ 261,584	$ 218,262
Percentage of Shack sales	*30.1 %*	*30.5 %*
Dollar change compared to prior year	$ 43,322	
Percentage change compared to prior year	19.8 %	

Food and paper costs for the fiscal year ended December 28, 2022 increased 19.8% to $261.6 million versus the prior year. The increase was primarily due to the opening of 36 net new domestic Company-operated Shacks during fiscal 2022 as well as continued inflation in commodities such as dairy, paper and chicken.

As a percentage of Shack sales, the decrease in Food and paper costs for fiscal 2022 was primarily due to menu price increases partially offset by higher commodity costs. However, beef costs declined during fiscal 2022.

Labor and Related Expenses

Labor and related expenses include domestic Company-operated Shack-level hourly and management wages, bonuses, payroll taxes, equity-based compensation, workers' compensation expense and medical benefits. As we expect with other variable expense items, labor costs should grow as our Shack sales grow. Factors that influence labor costs include minimum wage and payroll tax legislation, health care costs, size and location of the Shack and the performance of our domestic Company-operated Shacks.

(dollar amounts in thousands)	2022	2021
Labor and related expenses	$ 257,358	$ 215,114
Percentage of Shack sales	*29.6 %*	*30.1 %*
Dollar change compared to prior year	$ 42,244	
Percentage change compared to prior year	19.6 %	

Labor and related expenses for the fiscal year ended December 28, 2022 increased 19.6% to $257.4 million versus the prior year. The increase was primarily due to the opening of 36 net new domestic Company-operated Shacks during fiscal 2022 as well as increased wages and salaries for our Shack teams.

As a percentage of Shack sales, Labor and related expenses declined from 30.1% in fiscal 2021 to 29.6% in fiscal 2022. This decrease was primarily due to sales leverage, partially offset by more managers per Shack and increased wages and salaries.

Other Operating Expenses

Other operating expenses consist of delivery commissions, Shack-level marketing expenses, repairs and maintenance, utilities and other operating expenses incidental to operating our domestic Company-operated Shacks, such as non-perishable supplies, credit card fees and property insurance.

(dollar amounts in thousands)	2022	2021
Other operating expenses	$ 130,869	$ 103,232
Percentage of Shack sales	*15.1 %*	*14.4 %*
Dollar change compared to prior year	$ 27,637	
Percentage change compared to prior year	26.8 %	

Other operating expenses for the fiscal year ended December 28, 2022 increased 26.8% to $130.9 million versus the prior year. The increase was primarily due to the opening of 36 net new domestic Company-operated Shacks during fiscal 2022, increased facilities costs, mainly utilities and cleaning, as well as increased transaction costs and repairs and maintenance.

As a percentage of Shack sales, Other operating expenses increased from 14.4% in fiscal 2021 to 15.1% in fiscal 2022. This increase was primarily due to increased facilities costs primarily related to higher costs of cleaning and utility services as well as increased marketing expense, partially offset by sales leverage and delivery mix.

Occupancy and Related Expenses

Occupancy and related expenses consist of Shack-level occupancy expenses (including rent, common area expenses and certain local taxes), and exclude occupancy expenses associated with unopened Shacks, which are recorded separately in Pre-opening costs.

(dollar amounts in thousands)		2022		2021
Occupancy and related expenses	$	68,508	$	59,228
Percentage of Shack sales		7.9 %		8.3 %
Dollar change compared to prior year	$	9,280		
Percentage change compared to prior year		15.7 %		

Occupancy and related expenses for the fiscal year ended December 28, 2022 increased 15.7% to $68.5 million versus the prior year. The increase was primarily due to the opening of 36 net new domestic Company-operated Shacks during the fiscal year.

As a percentage of Shack sales, the decrease in Occupancy and related expenses for fiscal 2022 was primarily due to sales leverage partially offset by increases in variable rent from higher sales.

General and Administrative Expenses

General and administrative expenses consist of costs associated with corporate and administrative functions that support Shack development and operations, as well as equity-based compensation expense.

(dollar amounts in thousands)		2022		2021
General and administrative expenses	$	118,790	$	85,996
Percentage of Total revenue		13.2 %		11.6 %
Dollar change compared to prior year	$	32,794		
Percentage change compared to prior year		38.1 %		

General and administrative expenses for the fiscal year ended December 28, 2022 increased 38.1% to $118.8 million versus the prior year. The increase was primarily due to an increase in wages and other team costs to support our Shack growth, an accrual of $6.7 million related to legal matters as well as investments in marketing and technology initiatives.

As a percentage of Total revenue, the increase in General and administrative expenses for fiscal 2022 was primarily due to the aforementioned increase in wages and other team costs to support our Shack growth, investment spend and legal accrual.

Depreciation and Amortization Expense

Depreciation and amortization expense primarily consists of the depreciation of fixed assets, including leasehold improvements and equipment.

(dollar amounts in thousands)		2022		2021
Depreciation and amortization expense	$	72,796	$	58,991
Percentage of Total revenue		8.1 %		8.0 %
Dollar change compared to prior year	$	13,805		
Percentage change compared to prior year		23.4 %		

Depreciation and amortization expense for the fiscal year ended December 28, 2022 increased 23.4% to $72.8 million versus the prior year. The increase was primarily due to incremental depreciation of capital expenditures related to the opening of 36 net new domestic Company-operated Shacks during fiscal 2022 as well as additional depreciation related to the home office expansion and technology projects placed in service.

As a percentage of Total revenue, the increase in Depreciation and amortization expense for fiscal 2022 was primarily due to the aforementioned new Shack openings as well as the additional depreciation related to the home office expansion and technology projects placed into service, partially offset by accelerated depreciation expense related to the closure of the Company's Shack in New York City's Penn Station in fiscal 2021.

Pre-Opening Costs

Pre-opening costs consist primarily of occupancy, manager and team member wages, cookware, travel and lodging costs for our opening training team and other supporting team members, marketing expenses, legal fees and inventory costs incurred prior to the opening of a Shack. All such costs incurred prior to the opening of a domestic Company-operated Shack are expensed in the period in which the expense was incurred. Pre-opening costs can fluctuate significantly from period to period, based on the number and timing of domestic Company-operated Shack openings and the specific pre-opening costs incurred for each domestic Company-operated Shack. Additionally, domestic Company-operated Shack openings in new geographic markets may initially experience higher pre-opening costs than our established geographic markets, such as the New York City metropolitan area, where we have greater economies of scale and incur lower travel and lodging costs for our training team.

(dollar amounts in thousands)		2022		2021
Pre-opening costs	$	15,050	$	13,291
Percentage of Total revenue		1.7 %		1.8 %
Dollar change compared to prior year	$	1,759		
Percentage change compared to prior year		13.2 %		

Pre-opening costs for the fiscal year ended December 28, 2022 increased 13.2% to $15.1 million versus the prior year. The increase was due to increased occupancy expense primarily related to the timing of Shack openings throughout the year and increased wages and travel related costs for our Shack teams, partially offset by a decrease in legal fees related to professional services.

Impairment and Loss on Disposal of Assets

Impairment and loss on disposal of assets consist of impairment charges related to our long-lived assets, which includes property and equipment, as well as operating and finance lease assets. Additionally, Impairment and loss on disposal of assets includes the net book value of assets that have been retired which primarily consists of furniture, equipment and fixtures that were replaced in the normal course of business.

(dollar amounts in thousands)		2022		2021
Impairment and loss on disposal of assets	$	2,425	$	1,632
Percentage of Total revenue		0.3 %		0.2 %
Dollar change compared to prior year	$	793		
Percentage change compared to prior year		48.6 %		

Impairment and loss on disposal of assets for the fiscal year ended December 28, 2022 increased 48.6% to $2.4 million versus the prior year. The increase was primarily due to the number of Shacks maturing in our base as well as the non-cash impairment charge of $0.1 million during fiscal 2022 related to one Shack.

Other Income, Net

Other income, net consists of interest income, adjustments to liabilities under our tax receivable agreement, dividend income and net unrealized and realized gains and losses from marketable securities.

(dollar amounts in thousands)		2022		2021
Other income, net	$	4,127	$	95
Percentage of Total revenue		0.5 %		— %
Dollar change compared to prior year	$	4,032		
Percentage change compared to prior year		4,244.2 %		

Other income, net for the fiscal year ended December 28, 2022 increased from $0.1 million to $4.1 million versus the prior year. The increase was primarily due to an increase in dividend income of $3.7 million related to an increase in interest rates.

Interest Expense

Interest expense generally consists of interest on the current portion of our liabilities under the Tax Receivable Agreement, imputed interest related to our financing equipment leases, amortization of deferred financing costs, interest and fees on our Revolving Credit Facility and amortization of debt issuance costs.

(dollar amounts in thousands)	2022	2021
Interest expense	$ (1,518)	$ (1,577)
Percentage of Total revenue	(0.2)%	(0.2)%
Dollar change compared to prior year	$ 59	
Percentage change compared to prior year	(3.7)%	

Interest expense for the fiscal year ended December 28, 2022 decreased 3.7% to $1.5 million versus the prior year. The decrease was primarily due to sponsorship credits received from our banking partners partially offset by an increase in amortization expense related to our Convertible Notes issued in March 2021.

Income Tax Expense (Benefit)

We are the sole managing member of SSE Holdings, and as a result, consolidate the financial results of SSE Holdings. SSE Holdings is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, SSE Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by SSE Holdings is passed through to and included in the taxable income or loss of its members, including us, on a pro rata basis. We are subject to U.S. federal income taxes, in addition to state and local income taxes with respect to our allocable share of any taxable income or loss of SSE Holdings, as well as any stand-alone income or loss generated by us. We are also subject to withholding taxes in foreign jurisdictions.

(dollar amounts in thousands)	2022	2021
Income tax expense (benefit)	$ 1,682	$ (7,224)
Percentage of Total revenue	0.2 %	(1.0)%
Dollar change compared to prior year	$ 8,906	
Percentage change compared to prior year	(123.3)%	

Our effective income tax rates for fiscal 2022 and fiscal 2021 were (6.9)% and 41.7%, respectively. The decrease in our effective income tax rate from fiscal 2021 to fiscal 2022 was primarily driven by additional expense related to an increase in valuation allowance, increase in foreign tax expense and net expense related to equity-based compensation, partially offset by higher tax credits.

Net Loss Attributable to Non-controlling Interests

We are the sole managing member of SSE Holdings and have the sole voting power in, and control the management of, SSE Holdings. Accordingly, we consolidate the financial results of SSE Holdings and report a non-controlling interest on our Consolidated Statements of Loss, representing the portion of net loss attributable to the other members of SSE Holdings. The Third Amended and Restated Limited Liability Company Agreement of SSE Holdings provides that holders of LLC Interests may, from time to time, require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. In connection with any redemption or exchange, we will receive a corresponding number of LLC Interests, increasing our total ownership interest in SSE Holdings. The weighted average ownership percentages for the applicable reporting periods are used to attribute net loss and other comprehensive loss to Shake Shack Inc. and the non-controlling interest holders.

(dollar amounts in thousands)		2022		2021
Net loss attributable to non-controlling interests	$	(1,876)	$	(1,456)
Percentage of Total revenue		(0.2)%		(0.2)%
Dollar change compared to prior year	$	(420)		
Percentage change compared to prior year		28.8 %		

Net loss attributable to non-controlling interests for the fiscal year ended December 28, 2022 increased 28.8% to $1.9 million versus the prior year. The increase was primarily due to a decline in net results compared to fiscal 2021 partially offset by a decrease in the non-controlling interest holders' weighted average ownership, which was 6.9% and 7.0% for fiscal 2022 and fiscal 2021, respectively.

NON-GAAP FINANCIAL MEASURES

To supplement the Consolidated Financial Statements, which are prepared and presented in accordance with accounting principles generally accepted in the United States of America ("GAAP"), we use the following non-GAAP financial measures: Shack-level operating profit, Shack-level operating profit margin, EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted pro forma net loss, adjusted pro forma loss per fully exchanged and diluted share (collectively the "non-GAAP financial measures").

Shack-Level Operating Profit

Shack-level operating profit is defined as Shack sales less Shack-level operating expenses including Food and paper costs, Labor and related expenses, Other operating expenses and Occupancy and related expenses.

How This Measure Is Useful

When used in conjunction with GAAP financial measures, Shack-level operating profit and Shack-level operating profit margin are supplemental measures of operating performance that we believe are useful measures to evaluate the performance and profitability of our Shacks. Additionally, Shack-level operating profit and Shack-level operating profit margin are key metrics used internally by our management to develop internal budgets and forecasts, as well as assess the performance of our Shacks relative to budget and against prior periods. It is also used to evaluate team member compensation as it serves as a metric in certain of our performance-based team member bonus arrangements. We believe presentation of Shack-level operating profit and Shack-level operating profit margin provides investors with a supplemental view of our operating performance that can provide meaningful insights to the underlying operating performance of our Shacks, as these measures depict the operating results that are directly impacted by our Shacks and exclude items that may not be indicative of, or are unrelated to, the ongoing operations of our Shacks. It may also assist investors to evaluate our performance relative to peers of various sizes and maturities and provides greater transparency with respect to how our management evaluates our business, as well as our financial and operational decision-making.

Limitations of the Usefulness of this Measure

Shack-level operating profit and Shack-level operating profit margin may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of Shack-level operating profit and Shack-level operating profit margin is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Shack-level operating profit excludes certain costs, such as General and administrative expenses and Pre-opening costs, which are considered normal, recurring cash operating expenses and are essential to support the operation and development of our Shacks. Therefore, this measure may not provide a complete understanding of the operating results of our Company as a whole and Shack-level operating profit and Shack-level operating profit margin should be reviewed in conjunction with our GAAP financial results. A reconciliation of Shack-level operating profit to Loss from Operations, the most directly comparable GAAP financial measure, is as follows.

(dollar amounts in thousands)		2022		2021		2020
Loss from operations[1]	$	(26,894)	$	(15,853)	$	(43,876)
Less:						
Licensing revenue		31,216		24,904		16,528
Add:						
General and administrative expenses		118,790		85,996		64,250
Depreciation and amortization expense		72,796		58,991		48,801
Pre-opening costs		15,050		13,291		8,580
Impairment and loss on disposal of assets[2]		2,425		1,632		10,151
Shack-level operating profit	$	150,951	$	119,153	$	71,378
Total revenue	$	900,486	$	739,893	$	522,867
Less: Licensing revenue		31,216		24,904		16,528
Shack sales	$	869,270	$	714,989	$	506,339
Shack-level operating profit margin[3,4]		17.4%		16.7%		14.1%

(1) Fiscal 2020 included a $0.9 million reduction in Occupancy and related expenses due to the closure of our Shack in New York City's Penn Station.

(2) Fiscal 2022 included a non-cash impairment charge of $0.1 million related to one Shack and fiscal 2020 included a non-cash impairment charge of $7.6 million related to two Shacks and our home office.

(3) For fiscal 2022, Shack-level operating profit margin included a $1.3 million cumulative catch-up adjustment for gift card breakage income, recognized in Shack sales.

(4) As a percentage of Shack sales.

EBITDA and Adjusted EBITDA

EBITDA is defined as Net loss before Interest expense (net of interest income), Income tax expense (benefit) and Depreciation and amortization expense. Adjusted EBITDA is defined as EBITDA (as defined above) excluding equity-based compensation expense, deferred lease costs, Impairment and loss on disposal of assets, amortization of cloud-based software implementation costs, as well as certain non-recurring items that we do not believe directly reflect our core operations and may not be indicative of our recurring business operations.

How These Measures Are Useful

When used in conjunction with GAAP financial measures, EBITDA and adjusted EBITDA are supplemental measures of operating performance that we believe are useful measures to facilitate comparisons to historical performance and competitors' operating results. Adjusted EBITDA is a key metric used internally by our management to develop internal budgets and forecasts and also serves as a metric in our performance-based equity incentive programs and certain of our bonus arrangements. We believe presentation of EBITDA and adjusted EBITDA provides investors with a supplemental view of our operating performance that facilitates analysis and comparisons of our ongoing business operations because they exclude items that may not be indicative of our ongoing operating performance.

Limitations of the Usefulness of These Measures

EBITDA and adjusted EBITDA may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of EBITDA and adjusted EBITDA is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. EBITDA and adjusted EBITDA exclude certain normal recurring expenses. Therefore, these measures may not provide a complete understanding of our performance and should be reviewed in conjunction with our GAAP financial measures. A reconciliation of EBITDA and adjusted EBITDA to Net loss, the most directly comparable GAAP measure, is as follows.

(in thousands)		2022		2021		2020
Net loss	$	(25,967)	$	(10,111)	$	(45,534)
Depreciation and amortization expense		72,796		58,991		48,801
Interest expense, net		1,518		1,577		815
Income tax expense (benefit)		1,682		(7,224)		57
EBITDA		50,029		43,233		4,139
Equity-based compensation		13,326		8,703		5,560
Amortization of cloud-based software implementation costs[1]		1,500		1,245		1,444
Deferred lease costs[2]		(2,247)		245		92
Impairment and loss on disposal of assets[3]		2,425		1,632		10,151
Legal settlements[4]		6,710		560		—
Gift card breakage cumulative catch-up adjustment		(1,281)		—		—
Debt offering related costs[5]		—		231		—
Executive transition costs		34		179		150
Other (income) loss related to adjustment of liabilities under tax receivable agreement		—		(2)		1,147
Project Concrete[6]		—		—		(229)
Other[7]		—		—		285
ADJUSTED EBITDA	$	70,496	$	56,026	$	22,739
Adjusted EBITDA margin[8]		7.8%		7.6%		4.3%

(1) Represents amortization of capitalized implementation costs related to cloud-based software arrangements that are included within General and administrative expenses.

(2) Reflects the extent to which lease expense is greater than or less than contractual fixed base rent. Fiscal 2020, included a $0.9 million reduction in Occupancy and related expenses related to the closing of the Company's Shack in New York City's Penn Station.

(3) Fiscal 2022, included a non-cash impairment charge of $0.1 million related to one Shack. Fiscal 2020, included a non-cash impairment charge of $7.6 million related to two Shacks and our home office.

(4) Expenses incurred to establish accruals related to the settlements of legal matters. Refer to Note 17, Commitments and Contingencies, in the accompanying Consolidated Financial Statements, for additional information.

(5) Costs incurred in connection with the Company's Convertible Notes, issued in March 2021, including consulting and advisory fees. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

(6) Represents consulting and advisory fees related to the Company's enterprise-wide system upgrade initiative called Project Concrete completed in fiscal 2019.

(7) Represents incremental expenses incurred related to an inventory adjustment and certain team member related expenses.

(8) Calculated as a percentage of Total revenue, which was $900.5 million, $739.9 million and $522.9 million, respectively, for fiscal 2022, fiscal 2021 and fiscal 2020.

Adjusted Pro Forma Net Loss and Adjusted Pro Forma Loss Per Fully Exchanged and Diluted Share

Adjusted pro forma net loss represents Net loss attributable to Shake Shack Inc. assuming the full exchange of all outstanding SSE Holdings, LLC membership interests ("LLC Interests") for shares of Class A common stock, adjusted for certain non-recurring items that we do not believe are directly related to our core operations and may not be indicative of our recurring business operations. Adjusted pro forma loss per fully exchanged and diluted share is calculated by dividing adjusted pro forma net loss by the weighted average shares of Class A common stock outstanding, assuming the full exchange of all outstanding LLC Interests, after giving effect to the dilutive effect of outstanding equity-based awards.

How These Measures Are Useful

When used in conjunction with GAAP financial measures, adjusted pro forma net loss and adjusted pro forma loss per fully exchanged and diluted share are supplemental measures of operating performance that we believe are useful measures to evaluate our performance period over period and relative to our competitors. By assuming the full exchange of all outstanding LLC Interests, we believe these measures facilitate comparisons with other companies that have different organizational and tax structures, as well as comparisons period over period because it eliminates the effect of any changes in Net loss attributable to Shake Shack Inc. driven by increases in our ownership of SSE Holdings, which are unrelated to our operating performance, and excludes items that are non-recurring or may not be indicative of our ongoing operating performance.

Limitations of the Usefulness of These Measures

Adjusted pro forma net loss and adjusted pro forma loss per fully exchanged and diluted share may differ from similarly titled measures used by other companies due to different methods of calculation. Presentation of adjusted pro forma net loss and adjusted pro forma loss per fully exchanged and diluted share should not be considered alternatives to net loss and earnings (loss) per share, as determined under GAAP. While these measures are useful in evaluating our performance, they do not account for the earnings attributable to the non-controlling interest holders and therefore do not provide a complete understanding of the Net loss attributable to Shake Shack Inc. Adjusted pro forma net loss and adjusted pro forma loss per fully exchanged and diluted share should be evaluated in conjunction with our GAAP financial results. A reconciliation of adjusted pro forma net loss to Net loss attributable to Shake Shack Inc., the most directly comparable GAAP measure, and the computation of adjusted pro forma loss per fully exchanged and diluted share are set forth below.

(in thousands, except per share amounts)		2022		2021		2020
Numerator:						
Net loss attributable to Shake Shack Inc.	$	(24,091)	$	(8,655)	$	(42,158)
Adjustments:						
Reallocation of Net loss attributable to non-controlling interests from the assumed exchange of LLC Interests[1]		(1,876)		(1,456)		(3,376)
Legal settlements[2]		6,710		560		—
Gift card breakage cumulative catch-up adjustment		(1,281)		—		—
Asset impairment charge[3]		99		—		7,644
Executive transition costs		34		179		150
Debt offering related costs[4]		—		231		—
Other (income) loss related to the adjustment of liabilities under tax receivable agreement		—		(2)		1,147
Revolving Credit Facility amendments related costs[5]		—		323		—
Reduction in Occupancy and related expenses due to Shack closure[6]		—		—		(897)
Project Concrete[7]		—		—		(229)
Other[8]		—		—		285
Tax impact of above adjustments [9]		7,498		6,175		15,089
Adjusted pro forma net loss	$	(12,907)	$	(2,645)	$	(22,345)
Denominator:						
Weighted average shares of Class A common stock outstanding—diluted		39,237		39,085		37,129
Adjustments:						
Assumed exchange of LLC Interests for shares of Class A common stock[1]		2,892		2,927		3,096
Adjusted pro forma fully exchanged weighted average shares of Class A common stock outstanding—diluted		42,129		42,012		40,225
Adjusted pro forma loss per fully exchanged share—diluted	$	(0.31)	$	(0.06)	$	(0.56)

		2022		2021		2020
Loss per share of Class A common stock—diluted	$	(0.61)	$	(0.22)	$	(1.14)
Assumed exchange of LLC Interests for shares of Class A common stock[1]		(0.01)		(0.02)		0.01
Non-GAAP adjustments[10]		0.31		0.18		0.57
Adjusted pro forma loss per fully exchanged share—diluted	$	(0.31)	$	(0.06)	$	(0.56)

(1) Assumes the exchange of all outstanding LLC Interests for shares of Class A common stock, resulting in the elimination of the non-controlling interest and recognition of the net loss attributable to non-controlling interests.

(2) Expenses incurred to establish accruals related to the settlements of legal matters. Refer to Note 17, Commitments and Contingencies, in the accompanying Consolidated Financial Statements, for additional information.

(3) Fiscal 2022 included a non-cash impairment charge of $0.1 million related to one Shack. Fiscal 2020 included a non-cash impairment charge of $7.6 million related to two Shacks and our home office.

(4) Costs incurred in connection with the Company's Convertible Notes, issued in March 2021, including consulting and advisory fees. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

(5) Expense incurred in connection with the Company's amendments on the Revolving Credit Facility, including the write-off of previously capitalized costs on the Revolving Credit Facility.

(6) Fiscal 2020 includes a $0.9 million reduction in Occupancy and related expenses related to the closing of the Company's Shack in New York City's Penn Station.

(7) Represents consulting and advisory fees related to our enterprise-wide system upgrade initiative called Project Concrete completed in fiscal 2019.

(8) Represents incremental expenses incurred related to an inventory adjustment and certain team member related expenses.

(9) For fiscal 2022, fiscal 2021 and fiscal 2020, amounts represent the tax effect of the aforementioned adjustments and pro forma adjustments to reflect corporate income taxes at assumed effective tax rates of 31.1%, 83.5% and 40.2%, respectively, which include provisions for U.S. federal income taxes, certain LLC entity-level taxes and foreign withholding taxes, assuming the highest statutory rates apportioned to each applicable state, local and foreign jurisdiction.

(10) Represents the per share impact of non-GAAP adjustments for each period. Refer to the reconciliation of Adjusted Pro Forma Net Loss above, for additional information.

LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

Our primary sources of liquidity are cash from operations, cash and cash equivalents on hand, short-term investments and availability under our Revolving Credit Facility. As of December 28, 2022, we maintained a Cash and cash equivalents balance of $230.5 million and a short-term investments balance of $80.7 million within Marketable securities. In March 2021, we issued 0% Convertible Senior Notes ("Convertible Notes"), and received $243.8 million of proceeds, net of discounts. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

On June 7, 2021, we filed a Registration Statement on Form S-3 with the SEC which permits us to issue a combination of securities described in the prospectus in one or more offerings from time to time. To date, we have not experienced difficulty accessing the capital markets; however, future volatility in the capital markets may affect our ability to access those markets or increase the costs associated with issuing debt or equity instruments.

Our primary requirements for liquidity are to fund our working capital needs, operating and finance lease obligations, capital expenditures and general corporate needs. Our requirements for working capital are generally not significant because our guests pay for their food and beverage purchases in cash or on debit or credit cards at the time of the sale and we are able to sell many of our inventory items before payment is due to the supplier of such items. Our ongoing capital expenditures are principally related to opening new Shacks, existing Shack capital investments (both for remodels and maintenance), as well as investments in our corporate technology infrastructure to support our home office, Shake Shack locations, and digital strategy.

In addition, we are obligated to make payments to certain members of SSE Holdings under the Tax Receivable Agreement. As of December 28, 2022, such obligations totaled $234.9 million. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of future taxable income over the term of the Tax Receivable Agreement and (ii) future changes in tax laws. If we do not generate sufficient taxable income in the aggregate over the term of the Tax Receivable Agreement to utilize the tax benefits, then we would not be required to make the related payments under the Tax Receivable Agreement. Although the amount of any payments that must be made under the Tax Receivable Agreement may be significant, the timing of these payments will vary and will generally be limited to one payment per member per year. The amount of such payments are also limited to the extent we utilize the related deferred tax assets. The payments that we are required to make will generally reduce the amount of overall cash flow that might have otherwise been available to us or to SSE Holdings, but we expect the cash tax savings we will realize from the utilization of the related deferred tax assets to fund the required payments.

Summary of Cash Flows

The following table presents a summary of our cash flows from operating, investing and financing activities.

(in thousands)	2022	2021
Net cash provided by operating activities	$ 76,741	$ 58,402
Net cash used in investing activities	(143,424)	(144,890)
Net cash provided by (used in) financing activities	(5,202)	242,021
Increase (decrease) in cash and cash equivalents	(71,885)	155,533
Cash and cash equivalents at beginning of period	302,406	146,873
Cash and cash equivalents at end of period	$ 230,521	$ 302,406

Operating Activities

For fiscal 2022, net cash provided by operating activities was $76.7 million compared to $58.4 million for fiscal 2021, an increase of $18.3 million. The increase was primarily due to an $18.5 million increase in net results after excluding non-cash charges, as well as changes in working capital partially offset by an increase in payments on lease liabilities.

Investing Activities

For fiscal 2022, net cash used in investing activities was $143.4 million compared to $144.9 million for fiscal 2021, a decrease of $1.5 million. This decrease was primarily due to a decrease in net purchases of marketable securities of $42.5 million partially offset by an increase of $41.1 million in capital expenditures to support our real estate development, which includes 21 Shacks under construction as of December 28, 2022 compared to 12 under construction as of December 29, 2021.

Financing Activities

For fiscal 2022, net cash used in financing activities was $5.2 million compared to net cash provided by financing activities of $242.0 million for fiscal 2021, a decrease of $247.2 million. This decrease was primarily due to $243.8 million in net cash proceeds received in fiscal 2021 from the issuance of the Convertible Notes, net of discount.

Convertible Notes

In March 2021, we issued $250.0 million aggregate principal amount of 0% Convertible Senior Notes due 2028 in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Convertible Notes will mature on March 1, 2028, unless earlier converted, redeemed or repurchased in certain circumstances. Upon conversion, we pay or deliver, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at our election. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements included in Part II, Item 8, for additional information.

Revolving Credit Facility

In August 2019, we entered into a Revolving Credit Facility, which matures in March 2026 and permits borrowings up to $50.0 million, with the ability to increase available borrowings up to an additional $100.0 million, subject to satisfaction of certain conditions. The Revolving Credit Facility also permits the issuance of letters of credit upon our request of up to $15.0 million.

Under the Revolving Credit Facility, outstanding borrowings bear interest at either: (i) LIBOR, or the Secured Overnight Financing Rate upon the discontinuance or unavailability of LIBOR, plus a percentage ranging from 1.0% to 2.5% or (ii) the base rate plus a percentage ranging from 0.0% to 1.5%, in each case depending on our net lease adjusted leverage ratio. As of December 28, 2022 and December 29, 2021, no amounts were outstanding under the Revolving Credit Facility.

The obligations under the Revolving Credit Facility are secured by a first-priority security interest in substantially all of the assets of SSE Holdings and the guarantors. The obligations under the Revolving Credit Facility are guaranteed by each of SSE Holdings' direct and indirect subsidiaries, with certain exceptions.

The Revolving Credit Facility requires us to comply with maximum net lease adjusted leverage and minimum fixed charge coverage ratios, as well as other customary affirmative and negative covenants. As of December 28, 2022, we were in compliance with all covenants.

Contractual Obligations

Material contractual obligations arising in the normal course of business primarily consist of operating and finance lease obligations, long-term debt, liabilities under Tax Receivable Agreement and purchase obligations. The timing and nature of these commitments are expected to have an impact on our liquidity and capital requirements in future periods. Refer to Note 8, Debt and Note 9, Leases, in the accompanying Consolidated Financial Statements included in Part II, Item 8 for additional information relating to our long-term debt and operating and financing leases.

Liabilities under Tax Receivable Agreement include amounts to be paid to the non-controlling interest holders, assuming we will have sufficient taxable income over the term of the Tax Receivable Agreement to utilize the related tax benefits. Refer to Note 14, Income Taxes, and Note 17, Commitments and Contingencies, in the accompanying Consolidated Financial Statements included in Part II, Item 8, for additional information relating to our Tax Receivable Agreement and related liabilities.

Purchase obligations include all legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. The majority of our purchase obligations are due within the next 12 months.

OFF-BALANCE SHEET ARRANGEMENTS

Except for operating leases entered into in the normal course of business where we have not yet taken physical possession of the leased property, certain letters of credit entered into as security under the terms of several of our leases and the unrecorded contractual obligations set forth above, we did not have any other off-balance sheet arrangements as of December 28, 2022.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. generally accepted accounting principles ("GAAP") requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclose contingent assets and liabilities. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis.

The critical accounting estimates described below are those that materially affect or have the greatest potential impact on our Consolidated Financial Statements, and involve difficult, subjective or complex judgments made by management. Because of the uncertainty inherent in these matters, actual results may differ from those estimates we use in applying our critical accounting estimates. The following discussion should be read in conjunction with the accompanying Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Valuation of Long-Lived Assets

We assess potential impairments to our long-lived assets, which includes property and equipment and operating lease assets, at least annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset. The evaluation is performed at the lowest level of identifiable cash flows, which is primarily at the individual Shack level. Significant judgment is involved in determining the assumptions used in estimating future cash flows, including projected sales growth, operating margins, economic conditions and changes in the operating environment. Changes in these assumptions could have a significant impact on the recoverability of the asset and may result in additional impairment charges.

If the carrying amount of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized as the amount by which the carrying amount of the asset exceeds the fair value of the asset, considering external market participant assumptions.

Leases

We currently lease all of our domestic Company-operated Shacks, the home office, and certain equipment under various non-cancelable lease agreements. Determining the probable term for each lease requires judgement by management and can impact the classification and accounting for a lease as financing or operating, as well as the period for straight-lined rent expense and the depreciation period for lease hold improvements.

We calculate operating lease assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. We use an incremental borrowing rate ("IBR") in determining the present value of future lease payments as there are no explicit rates provided in the leases. The IBR is an estimate based on several factors, including financial market conditions, comparable company and credit analysis as well as management judgement. If the IBR was changed, our operating lease assets and lease liabilities could differ materially.

Income Taxes

In determining the provision for income taxes for financial statement purposes, we make estimates and judgments which affect our evaluation of the carrying value of our deferred tax assets as well as our calculation of certain tax liabilities. We evaluate the carrying value of our deferred tax assets on a quarterly basis. In completing this evaluation, we consider all available positive and negative evidence. Such evidence includes historical operating results, the existence of cumulative earnings and losses in the most recent fiscal years, taxable income in prior carryback year(s) if permitted under the tax law, expectations for future pre-tax operating income, the time period over which our temporary differences will reverse, and the implementation of feasible and prudent tax planning strategies. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results and incorporate certain assumptions, including projected Shack openings, revenue growth, and operating margins, among others. Deferred tax assets are reduced by a valuation allowance if, based on the weight of this evidence, it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized in future periods.

Concluding that a valuation allowance is not required is difficult when there is significant negative evidence which is objective and verifiable, such as cumulative losses in recent years. As of December 28, 2022, we are in a three-year cumulative loss position. This is considered significant evidence that is difficult to overcome. However, the three-year cumulative loss position is not solely determinative, and, accordingly, management considers all available positive and negative evidence in our analysis. Although we are in a three-year cumulative loss position as of December 28, 2022, we have a recent history of earnings prior to the onset of the COVID-19 pandemic. We expect to return to profitability as the effects of the pandemic subside and we begin to generate sufficient taxable income to utilize our deferred tax assets. We have recorded a valuation allowance against certain state tax credits and foreign tax credits that are not expected to be utilized prior to expiration. As of December 28, 2022, we had $300.5 million of net deferred tax assets, net of valuation allowances. We expect to realize future tax benefits related to the utilization of these assets. However, since future financial results may differ from previous estimates, periodic adjustments to our valuation allowance may be necessary. If we determine in the future that we will not be able to fully utilize all or part of these deferred tax assets, we would record a valuation allowance through earnings in the period the determination was made, which would have an adverse effect on our results of operations and earnings in future periods.

Liabilities Under Tax Receivable Agreement

As described in Note 14, in the accompanying Consolidated Financial Statements included in Part II, Item 8, we are a party to the Tax Receivable Agreement under which we are contractually committed to pay the non-controlling interest holders 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize, as a result of certain transactions. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of future taxable income over the term of the Tax Receivable Agreement and (ii) future changes in tax laws. If we do not generate sufficient taxable income in the aggregate over the term of the Tax Receivable Agreement to utilize the tax benefits, then we would not be required to make the related TRA Payments. Therefore, we would only recognize a liability for TRA Payments if we determine it is probable that we will generate sufficient future taxable income over the term of the Tax Receivable Agreement to utilize the related tax benefits. Estimating future taxable income is inherently uncertain and requires judgment. In projecting future taxable income, we consider our historical results and incorporate certain assumptions, including projected Shack openings, revenue growth, and operating margins, among others. As of December 28, 2022, we recognized $234.9 million of liabilities relating to our obligations under the Tax Receivable Agreement, after concluding that it was probable that we would have sufficient future taxable income to utilize the related tax benefits. There were no transactions subject to the Tax Receivable Agreement for which we did not recognize the related liability, as we concluded that we would have sufficient future taxable income to utilize all of the related tax benefits generated by all transactions that occurred in fiscal 2022. If we determine in the future that we will not be able to fully utilize all or part of the related tax benefits, we would de-recognize the portion of the liability related the benefits not expected to be utilized.

Additionally, we estimate the amount of TRA Payments expected to be paid within the next 12 months and classify this amount as current on our Consolidated Balance Sheets. This determination is based on our estimate of taxable income for the next fiscal year. To the extent our estimate differs from actual results, we may be required to reclassify portions of our liabilities under the Tax Receivable Agreement between current and non-current.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

COMMODITY PRICE RISKS

We are exposed to commodity price risks. Many of the ingredients we use to prepare our food, as well as our packaging materials, are commodities or are affected by the price of other commodities. Factors that affect the price of commodities are generally outside of our control and include foreign currency exchange rates, foreign and domestic supply and demand, inflation, weather, and seasonality. For the majority of our major ingredients, we enter into supply contracts, obligating us to purchase specified quantities. However, the prices associated with these supply contracts are generally not fixed and are typically pegged to a commodity market price and, therefore, fluctuate with the market. Significant increases in the price of commodities could have a material impact on our operating results to the extent that such increases cannot be offset by menu price increases or other operating efficiencies.

FOREIGN CURRENCY EXCHANGE RISK

We are exposed to foreign exchange risk in the sales at our international licensed Shacks that are denominated in their local currencies and the amount of licensing revenue we earn is directly affected by fluctuations in currency exchange rates. Our international office in Hong Kong incurs a small portion of our operational expenses in its local currency, which are subject to foreign currency translation risk.

Loss from operations would have decreased or increased by approximately $2.5 million and $2.1 million in 2022 and 2021, respectively, if all foreign currencies uniformly weakened or strengthened 10% relative to the U.S. dollar, holding other variables constant, including sales volume. The effect of a uniform movement of all currencies by 10% is provided to illustrate a hypothetical scenario and related effect on operating income. Actual results will differ as foreign currencies may move in uniform or different directions, magnitudes, and timing.

INTEREST RATE RISK

We are exposed to interest rate risk through fluctuations in interest rates on our debt obligations. Our Revolving Credit Facility carries interest at a floating rate. We seek to manage exposure to adverse interest rate changes through our normal operating and financing activities. As of December 28, 2022, we had no outstanding borrowings under the Revolving Credit Facility.

We are also exposed to interest rate risk through fluctuations of interest rates on our cash balances and investments. Our equity securities primarily consist of fixed-income and equity instruments. Changes in interest rates affect the interest income we earn, and therefore impact our cash flows and results of operations.

INFLATION

Inflation has an impact on food, paper, construction, utility, labor, rent, and other costs which materially impact operations. Severe increases in inflation could have an adverse impact on our business, financial condition and results of operations. If several of the various costs in our business experience inflation at the same time, we may not be able to adjust prices to sufficiently offset the effect of the various cost increases without negatively impacting consumer demand.

Item 8. Financial Statements and Supplementary Data.

INDEX TO FINANCIAL STATEMENTS

MANAGEMENT'S REPORT

Management's Annual Report on the Consolidated Financial Statements

Management is responsible for the preparation, integrity and objectivity of the accompanying Consolidated Financial Statements and related financial information. The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America and necessarily include certain amounts that are based on estimates and informed judgments. Our management also prepared the related financial information included in this Annual Report on Form 10-K and is responsible for its accuracy and consistency with the Consolidated Financial Statements.

Ernst & Young LLP, our independent registered public accounting firm, has audited the Consolidated Financial Statements as of December 28, 2022, as stated in their report herein.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we assessed the effectiveness of our internal control over financial reporting as of December 28, 2022, based on the framework in Internal Control—Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on the results of our evaluation, management concluded that our internal control over financial reporting was effective as of December 28, 2022.

Our independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 28, 2022, as stated in their report herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shake Shack Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shake Shack Inc. (the Company) as of December 28, 2022 and December 29, 2021, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 28, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 28, 2022 and December 29, 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 28, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Measurement of deferred tax assets related to the Company's investment in SSE Holdings LLC

Description of the Matter

As discussed in Notes 12 and 14 of the consolidated financial statements, the noncontrolling interest holders of SSE Holdings LLC ("LLC") may redeem their equity interests in SSE Holdings LLC ("LLC interests") for shares of the Company's Class A common stock. For income tax purposes, these redemptions are treated as direct purchases of LLC equity and are recorded at their fair market value upon the date of the redemption. The resulting incremental tax basis in excess of the book basis arising from a redemption represents a deductible temporary difference for which a deferred tax asset is recorded. At December 28, 2022, the Company's total deferred tax asset related to the basis difference in its investment in LLC was $90 million. The basis difference in the Company's investment in LLC changes through redemptions of LLC interests and other qualifying transactions.

Auditing management's accounting for the basis differences in its investment in LLC is especially complex and challenging as the Company's accounting requires timely identification of all historical basis differences and subsequent adjustments related to the redemptions, described above, and the related tax receivable agreement ("TRA") payments to the LLC holders, discussed below.

How We Addressed the Matter in Our Audit

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for determining the completeness and measurement of the Company's basis differences in the investment in LLC. For example, we tested management's review controls over the calculation of the change in tax basis resulting from the redemptions, including the determination of fair market value. In addition, we tested controls over management's communication of redemptions to the Company's stock transfer agent as detailed in redemption notices provided by the LLC holder.

To test the completeness and accuracy of the deferred tax asset related to the basis difference in the investment in the LLC, we performed audit procedures that included, among others, on a sample basis, testing redemptions of LLC interests by inspection of redemption notices, inquiry with legal counsel to verify the completeness of the redemption notices in the period, and external confirmation of LLC's and the Company's shares issued and outstanding with the stock transfer agent. Further, to test the measurement of the deferred tax asset, for a selection of redemptions, we recalculated the change in tax basis resulting from the redemptions, including the determination of fair value.

Measurement of the valuation allowance against deferred tax assets

Description of the Matter

As discussed in Notes 2 and 14 of the consolidated financial statements, a valuation allowance is recognized if the Company determines it is more likely than not that all or a portion of a deferred tax asset will not be recognized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, tax planning strategies and recent and forecasted results of operations. As of December 28, 2022, the Company is in a three-year cumulative book loss position, and is looking to its forecasted future U.S. federal taxable income to conclude that it is more likely than not that these deferred tax assets, except for certain local unincorporated business tax and foreign tax credits, will be fully realized prior to their expiration. At December 28, 2022, the Company had a net deferred tax asset balance for U.S. federal income taxes of $301 million, for which a valuation allowance of $10 million was provided.

Auditing management's analysis of the realizability of these U.S. federal deferred tax assets is highly judgmental because it requires the evaluation of positive evidence to support the position that the Company will generate sufficient future U.S. federal taxable income to realize their deferred tax assets as tax deductions on future income tax returns. The Company's forecasted financial information, which is inherently subjective is a significant component of management's analysis.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's income tax process, including the review of deferred taxes and the evaluation of valuation allowances. In addition, we obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's financial forecasting process. Such controls include management's review of forecasted pretax income, including the significant assumptions such as projected Shack openings and operating margins, and operating costs, among others.
	In our testing surrounding the assessment of the valuation allowance as described above, we performed audit procedures that included, among others, evaluating the conclusions reached by the Company regarding the realizability of deferred tax assets, which involved performing procedures over (i) the scheduled reversal of deferred taxes and (ii) forecasted financial information. In order to test management's financial forecasts, we assessed the historical accuracy of management's forecasts and compared the significant assumptions used to current industry and economic trends and changes to the Company's operations. In addition, we performed sensitivity analyses to evaluate the impact of changes in assumptions to future taxable income and ultimately, realizability of deferred tax assets.

Measurement of the Tax Receivable Agreement liability

Description of the Matter	As discussed in Note 14 of the consolidated financial statements, the Company has a Tax Receivable Agreement ("TRA") with certain current and historical holders of LLC interests, which is a contractual commitment to distribute 85% of any tax benefits ("TRA Payment"), realized or deemed to be realized by the Company to the parties to the TRA. The TRA payments are contingent upon, among other things, the generation of future taxable income over the term of the TRA and future changes in tax laws. At December 28, 2022, the Company's liability due to the holders of LLC interests under the TRA ("TRA liability"), was $235 million.
	Auditing management's accounting for the TRA liability is especially complex and judgmental as the Company's calculation of the TRA liability requires estimates of its future qualified taxable income over the term of the TRA as a basis to determine if the related tax benefits are expected to be realized. Significant changes in estimates could have a material effect on the Company's results of operations.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for determining the measurement of the Company's TRA obligation. Such controls include management's review controls over the computation of the TRA liability, which is based on several inputs including the Company's share of the tax basis in the LLC, as discussed above, as well as the estimate of future qualified taxable income over the term of the TRA. We also tested management's review control over the calculation of the TRA liability in accordance with the terms set out in the TRA.
	We tested the measurement of the Company's TRA liability by performing audit procedures that included, among others, procedures on the redemptions, as described above, and recalculating the Company's share of the tax basis in the net assets of LLC, as discussed above. To test the Company's position that there is sufficient future taxable income to realize the tax benefits related to the redemptions discussed above, we evaluated the assumptions used by management to develop the projections of future taxable income. For example, we compared management's projections of future taxable income with the actual results of prior periods, as well as management's consideration of current industry and economic trends. We also recalculated the TRA liability and verified the calculation of the TRA liability was in accordance with the terms set out in the TRA.

Lease accounting

Description of the Matter	As discussed in Note 9 of the consolidated financial statements, domestic Company-operated Shacks are located on leased premises. As of December 28, 2022, the Company's right-of-use assets and lease liabilities are $367 million and $469 million, respectively. Auditing management's accounting and presentation for leases was especially complex and challenging as the Company's accounting for the right-of-use asset, and the lease liability involved the compilation and review of the details associated with the population of non-uniform leases as well as the determination of the incremental borrowing rate and the evaluation of impairment of the right-of-use assets.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's process for determining the classification, valuation and completeness of the right-of-use asset and the lease liability. Such controls include management's review of the completeness of the population of leases and verification of the accuracy of the computation of the right-of-use asset and lease liability, including the determination of the incremental borrowing rate, and the evaluation of impairment of the right-of-use assets. We tested the completeness of the lease population through the evidence obtained from inquiries of Company personnel and an assessment of leases on a location-by-location basis based upon our knowledge of the Company's openings of new Shake Shack restaurants for each location. For a sample of leases, we performed audit procedures that included, among others, testing the accuracy of the data used in the calculation of the right-of-use asset and the lease liability by agreeing the underlying inputs, such as possession date, lease term and payment terms, to source documents, such as lease contracts. We tested automated system controls over the computation and recording of right-of-use assets, lease liabilities, amortization, and interest. We recalculated the right-of-use asset and the lease liability and evaluated the key assumptions and methodologies used in the Company's selection of the incremental borrowing rate by developing a comparative calculation. We tested the Company's impairment assessment, by evaluating significant assumptions, including market rent assumptions, lease terms, and discount rate, used to estimate the fair value of right-of-use assets, and valuation methodologies used in the Company's models.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2014.

New York, New York
February 23, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shake Shack Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Shake Shack Inc.'s (the Company's) internal control over financial reporting as of December 28, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Shake Shack Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 28, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 28, 2022 and December 29, 2021, the related consolidated statements of income (loss), comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended December 28, 2022, and the related notes and financial statement schedules listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements") and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

February 23, 2023

SHAKE SHACK INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

		December 28 2022		December 29 2021
ASSETS				
Current assets:				
Cash and cash equivalents	$	230,521	$	302,406
Marketable securities		80,707		80,000
Accounts receivable, net		13,877		13,657
Inventories		4,184		3,850
Prepaid expenses and other current assets		14,699		9,763
Total current assets		343,988		409,676
Property and equipment, net of accumulated depreciation of $290,362 and $222,768, respectively		467,031		389,386
Operating lease assets		367,488		347,277
Deferred income taxes, net		300,538		298,668
Other assets		15,817		12,563
TOTAL ASSETS	$	1,494,862	$	1,457,570
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	20,407	$	19,947
Accrued expenses		47,945		36,892
Accrued wages and related liabilities		17,576		14,638
Operating lease liabilities, current		42,238		35,519
Other current liabilities		19,552		14,501
Total current liabilities		147,718		121,497
Long-term debt		244,589		243,542
Long-term operating lease liabilities		427,227		400,113
Liabilities under tax receivable agreement, net of current portion		234,893		234,045
Other long-term liabilities		20,687		22,773
Total liabilities		1,075,114		1,021,970
Commitments and contingencies (Note 17)				
Stockholders' equity:				
Preferred stock, no par value—10,000,000 shares authorized; none issued and outstanding as of December 28, 2022 and December 29, 2021.		—		—
Class A common stock, $0.001 par value—200,000,000 shares authorized; 39,284,998 and 39,142,397 shares issued and outstanding as of December 28, 2022 and December 29, 2021, respectively.		39		39
Class B common stock, $0.001 par value—35,000,000 shares authorized; 2,869,513 and 2,921,587 shares issued and outstanding as of December 28, 2022 and December 29, 2021, respectively.		3		3
Additional paid-in capital		415,611		405,940
Retained earnings (accumulated deficit)		(20,537)		3,554
Accumulated other comprehensive income		—		1
Total stockholders' equity attributable to Shake Shack Inc.		395,116		409,537
Non-controlling interests		24,632		26,063
Total equity		419,748		435,600
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,494,862	$	1,457,570

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF LOSS
(in thousands, except per share amounts)

		Fiscal Year Ended	
	December 28 2022	December 29 2021	December 30 2020
Shack sales	$ 869,270	$ 714,989	$ 506,339
Licensing revenue	31,216	24,904	16,528
TOTAL REVENUE	900,486	739,893	522,867
Shack-level operating expenses:			
Food and paper costs	261,584	218,262	153,335
Labor and related expenses	257,358	215,114	156,814
Other operating expenses	130,869	103,232	73,220
Occupancy and related expenses	68,508	59,228	51,592
General and administrative expenses	118,790	85,996	64,250
Depreciation and amortization expense	72,796	58,991	48,801
Pre-opening costs	15,050	13,291	8,580
Impairment and loss on disposal of assets	2,425	1,632	10,151
TOTAL EXPENSES	927,380	755,746	566,743
LOSS FROM OPERATIONS	(26,894)	(15,853)	(43,876)
Other income (expense), net	4,127	95	(786)
Interest expense	(1,518)	(1,577)	(815)
LOSS BEFORE INCOME TAXES	(24,285)	(17,335)	(45,477)
Income tax expense (benefit)	1,682	(7,224)	57
NET LOSS	(25,967)	(10,111)	(45,534)
Less: Net loss attributable to non-controlling interests	(1,876)	(1,456)	(3,376)
NET LOSS ATTRIBUTABLE TO SHAKE SHACK INC.	$ (24,091)	$ (8,655)	$ (42,158)
Loss per share of Class A common stock:			
Basic	$ (0.61)	$ (0.22)	$ (1.14)
Diluted	$ (0.61)	$ (0.22)	$ (1.14)
Weighted average shares of Class A common stock outstanding:			
Basic	39,237	39,085	37,129
Diluted	39,237	39,085	37,129

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Fiscal Year Ended		
	December 28 2022	December 29 2021	December 30 2020
Net loss	$ (25,967)	$ (10,111)	$ (45,534)
Other comprehensive income (loss), net of tax[1]:			
Change in foreign currency translation adjustment	(1)	(2)	1
OTHER COMPREHENSIVE INCOME (LOSS)	(1)	(2)	1
COMPREHENSIVE LOSS	(25,968)	(10,113)	(45,533)
Less: Comprehensive loss attributable to non-controlling interests	(1,876)	(1,456)	(3,376)
COMPREHENSIVE LOSS ATTRIBUTABLE TO SHAKE SHACK INC.	$ (24,092)	$ (8,657)	$ (42,157)

(1) *Net of tax benefit of $0 for fiscal years ended December 28, 2022, December 29, 2021 and December 30, 2020.*

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands, except share amounts)

	Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-Controlling Interest	Total Equity
	Shares	Amount	Shares	Amount					
BALANCE DECEMBER 25, 2019	34,417,302	$ 35	3,145,197	$ 3	$ 244,410	$ 54,367	$ 2	$ 23,168	$ 321,985
Net loss						(42,158)		(3,376)	(45,534)
Other comprehensive income:									
Net change in foreign currency translation adjustment							1		1
Equity-based compensation					5,600				5,600
Activity under stock compensation plans	456,942	1			5,909			305	6,215
Redemption of LLC interests	194,009	—	(194,009)	—	1,723			(1,723)	—
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis					1,707				1,707
Distributions paid to non-controlling interest holders								(478)	(478)
Issuance of Class A common stock sold in equity offerings, net of underwriting discounts, commissions and offering costs	3,649,537	3			135,718			9,276	144,997
BALANCE DECEMBER 30, 2020	38,717,790	39	2,951,188	3	395,067	12,209	3	27,172	434,493
Net loss						(8,655)		(1,456)	(10,111)
Other comprehensive income:									
Net change in foreign currency translation adjustment							(2)		(2)
Equity-based compensation					8,803				8,803
Activity under stock compensation plans	395,006	—			1,829			1,348	3,177
Redemption of LLC interests	29,601	—	(29,601)	—	33			(33)	—
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis					208				208
Distributions paid to non-controlling interest holders								(968)	(968)
BALANCE DECEMBER 29, 2021	39,142,397	39	2,921,587	3	405,940	3,554	1	26,063	435,600
Net loss						(24,091)		(1,876)	(25,967)
Other comprehensive income:									
Net change in foreign currency translation adjustment							(1)		(1)
Equity-based compensation					13,518				13,518
Activity under stock compensation plans	90,527	—			(2,978)			1,168	(1,810)
Redemption of LLC interests	52,074	—	(52,074)	—	313			(313)	—
Establishment of liabilities under tax receivable agreement and related changes to deferred tax assets associated with increases in tax basis					(1,182)				(1,182)
Distributions paid to non-controlling interest holders								(410)	(410)
BALANCE DECEMBER 28, 2022	39,284,998	$ 39	2,869,513	$ 3	$ 415,611	$ (20,537)	$ —	$ 24,632	$ 419,748

See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

		Fiscal Year Ended	
	December 28 2022	December 29 2021	December 30 2020
OPERATING ACTIVITIES			
Net loss (including amounts attributable to non-controlling interests)	$ (25,967)	$ (10,111)	$ (45,534)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization expense	72,796	58,991	48,801
Amortization of debt issuance costs	1,047	867	—
Amortization of cloud computing asset	1,500	1,245	1,444
Non-cash operating lease cost	58,801	50,888	44,910
Equity-based compensation	13,326	8,703	5,560
Deferred income taxes	(3,357)	(10,379)	(1,356)
Non-cash interest expense	218	353	66
(Gain) loss on sale of marketable securities	—	5	(79)
Impairment and loss on disposal of assets	2,425	1,632	10,151
Other non-cash expense (income)	(1)	(4)	1,937
Unrealized loss on equity securities	158	277	59
Changes in operating assets and liabilities:			
Accounts receivable	9,139	(4,193)	1,006
Inventories	(334)	(962)	(667)
Prepaid expenses and other current assets	(2,473)	4,913	(5,197)
Other assets	(8,065)	(2,722)	(2,940)
Accounts payable	3,541	(6,450)	4,626
Accrued expenses	4,707	7,175	2,170
Accrued wages and related liabilities	2,859	4,200	(1,010)
Other current liabilities	8,541	(1,166)	1,752
Operating lease liabilities	(61,364)	(43,417)	(33,724)
Other long-term liabilities	(756)	(1,443)	5,375
NET CASH PROVIDED BY OPERATING ACTIVITIES	**76,741**	**58,402**	**37,350**
INVESTING ACTIVITIES			
Purchases of property and equipment	(142,559)	(101,495)	(69,038)
Purchases of marketable securities	(865)	(47,399)	(20,359)
Sales of marketable securities	—	4,004	20,000
NET CASH USED IN INVESTING ACTIVITIES	**(143,424)**	**(144,890)**	**(69,397)**
FINANCING ACTIVITIES			
Proceeds from issuance of convertible notes, net of discount	—	243,750	—
Proceeds from Revolving Credit Facility	—	—	50,000
Payments on Revolving Credit Facility	—	—	(50,000)
Deferred financing costs	—	(169)	(64)
Proceeds from issuance of Class A common stock sold in equity offerings, net of underwriting discounts, commissions and offering costs	—	—	144,997
Payments on principal of finance leases	(2,974)	(2,694)	(2,206)
Distributions paid to non-controlling interest holders	(410)	(968)	(478)
Debt issuance costs	—	(1,075)	—
Payments under tax receivable agreement	—	—	(6,643)
Net proceeds from stock option exercises	424	6,731	8,033
Employee withholding taxes related to net settled equity awards	(2,242)	(3,554)	(1,818)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(5,202)**	**242,021**	**141,821**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(71,885)**	**155,533**	**109,774**
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	**302,406**	**146,873**	**37,099**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**$ 230,521**	**$ 302,406**	**$ 146,873**

Supplemental cash flow information and non-cash investing and financing activities are further described in the accompanying notes.
See accompanying Notes to Consolidated Financial Statements.

SHAKE SHACK INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS

Shake Shack Inc. was formed on September 23, 2014 as a Delaware corporation for the purpose of facilitating an initial public offering and other related transactions in order to carry on the business of SSE Holdings, LLC and its subsidiaries ("SSE Holdings"). Shake Shack Inc. is the sole managing member of SSE Holdings and, as sole managing member, the Company operates and controls all of the business and affairs of SSE Holdings. As a result, the Company consolidates the financial results of SSE Holdings and reports a non-controlling interest representing the economic interest in SSE Holdings held by the other members of SSE Holdings. As of December 28, 2022 the Company owned 93.2% of SSE Holdings. Unless the context otherwise requires, "we," "us," "our," "Shake Shack," the "Company" and other similar references, refer to Shake Shack Inc. and, unless otherwise stated, all of its subsidiaries, including SSE Holdings.

The Company operates and licenses Shake Shack restaurants ("Shacks"), which serve burgers, chicken, hot dogs, crinkle cut fries, shakes, frozen custard, beer, wine and more. As of December 28, 2022, there were 436 Shacks in operation, system-wide, of which 254 were domestic Company-operated Shacks, 33 were domestic licensed Shacks and 149 were international licensed Shacks.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of Shake Shack Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

SSE Holdings is considered a variable interest entity. Shake Shack Inc. is the primary beneficiary as the Company has the majority economic interest in SSE Holdings and, as the sole managing member, has decision making authority that significantly affects the economic performance of the entity, while the limited partners have no substantive kick-out or participating rights. As a result, the Company consolidates SSE Holdings. The assets and liabilities of SSE Holdings represent substantially all of the Company's consolidated assets and liabilities with the exception of certain deferred taxes and liabilities under the Tax Receivable Agreement. As of December 28, 2022 and December 29, 2021, the net assets of SSE Holdings were $362,571 and $376,857, respectively. The assets of SSE Holdings are subject to certain restrictions in SSE Holdings' revolving credit agreement. Refer to Note 8, Debt, and Note 14, Income Taxes, for additional information.

Fiscal Year

The Company operates on a 52/53 week fiscal year ending on the last Wednesday of December. Fiscal year 2022 contained 52 weeks and ended on December 28, 2022 ("fiscal 2022"). Fiscal year 2021 contained 52 weeks and ended on December 29, 2021 ("fiscal 2021"). Fiscal year 2020 contained 53 weeks and ended on December 30, 2020 ("fiscal 2020"). Unless otherwise stated, references to years in this report relate to fiscal years.

Use of Estimates

The preparation of these Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of sales and expenses during the reporting period. Actual results could differ from those estimates.

Segment Reporting

The chief operating decision maker (the "CODM") is the Chief Executive Officer. The Company determined it has one operating segment and one reportable segment, as the CODM regularly reviews Shack operations and financial performance at a consolidated level to allocate resources.

Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Assets and liabilities are categorized based on the priority of the inputs to the valuation technique into a three-level fair value hierarchy as set forth below.

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Observable inputs other than quoted prices in active markets for identical assets or liabilities, quoted prices for identical assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

- Level 3 — Inputs that are both unobservable and significant to the overall fair value measurements reflecting an entity's estimates of assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on hand, deposits with banks, money market funds and short-term, highly liquid investments that have original maturities of three months or less. Cash equivalents are stated at cost, which approximates fair value.

Marketable Securities

Marketable securities consist of mutual funds that primarily invest in corporate bonds, certificates of deposits, asset-backed securities, commercial paper, U.S. Treasury obligations, and foreign government securities. Marketable securities are recorded at fair value, with unrealized gains and losses recorded in Other income (expense), net. Dividend and interest income are recognized when earned and are recorded in Other income (expense), net on the Consolidated Statements of Loss.

Accounts Receivable, Net

Accounts receivable, net consist primarily of receivables from our licensees for licensing revenue and related reimbursements, credit card receivables and vendor rebates. The collectability of accounts receivable is evaluated based on a variety of factors, including historical experience, current economic conditions and other factors.

Inventories

Inventories, which consist of food, paper goods, beverages, beer, wine and retail merchandise, are valued at the lower of weighted average cost or net realizable value. No adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory.

Property and Equipment, Net

Property and equipment, net is stated at historical cost less accumulated depreciation. Property and equipment is depreciated using the straight-line method over the estimated useful lives of the assets, which generally range from five to seven years for equipment, furniture and fixtures, and two to five years for computer equipment and software. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the related lease terms.

Costs incurred when constructing Shacks are capitalized. The cost of repairs and maintenance are expensed when incurred. Costs for refurbishments and improvements that significantly increase the productive capacity or extend the useful life of the assets are capitalized. When assets are disposed, the resulting gain or loss is recognized in Impairment and loss on disposal of assets on the Consolidated Statements of Loss.

Valuation of Long-lived Assets

The Company assesses potential impairments to our long-lived assets, which include property and equipment and operating lease right-of-use assets, whenever events or circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of an asset is measured by a comparison of the carrying value of the asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying value of the asset group exceeds its estimated undiscounted future cash flows, an impairment charge is recognized in the amount by which the carrying value of the asset exceeds the fair value of the asset, considering external market participant assumptions. Since the determination of future cash flows is an estimate of future performance, there may be future impairments in the event that future cash flows do not meet expectations. Refer to Note 4, Fair Value Measurements, for additional information.

Deferred Financing Costs

Deferred financing costs incurred in connection with the issuance of long-term debt and establishing credit facilities are capitalized and amortized in Interest expense based on the related debt agreements. Deferred financing costs are included in Other assets on the Consolidated Balance Sheets.

Other Assets

Other assets consist primarily of capitalized implementation costs from cloud computing arrangements, certain custom pre-ordered furniture, fixtures and equipment for future and existing Shacks, transferable liquor licenses, and security deposits.

Implementation costs associated with cloud computing arrangements hosted by third party vendors are capitalized when incurred during the application development phase. Amortization is calculated on a straight-line basis over the contractual term of the cloud computing arrangement and is recorded within General and administrative expenses on the Consolidated Statements of Loss. As of December 28, 2022 and December 29, 2021, capitalized implementation costs from cloud computing arrangements totaled $6,212 and $6,431, respectively, net of accumulated amortization.

The costs of obtaining non-transferable liquor licenses that are directly issued by local government agencies for nominal fees are expensed as incurred. The costs of purchasing transferable liquor licenses through open markets in jurisdictions with a limited number of authorized liquor licenses are capitalized as indefinite-lived intangible assets. Annual liquor license renewal fees, for both types of licenses, are expensed over the renewal term. As of December 28, 2022 and December 29, 2021, indefinite-lived intangible assets relating to transferable liquor licenses totaled $1,837 and $1,461, respectively. Indefinite-lived intangible assets are evaluated for impairment annually during the fourth quarter, and whenever events or circumstances indicate that an impairment may exist. When evaluating intangible assets for impairment, the Company first performs a qualitative assessment to determine whether it is more likely than not that an intangible asset group is impaired. If determined that it is more likely than not that the carrying value of the intangible asset group exceeds its fair value, the Company performs a quantitative assessment to derive the fair value of the intangible asset group. If the carrying value of the intangible asset group exceeds the estimated fair value, an impairment charge is recorded to reduce the carrying value to the estimated fair value. In addition, the Company continuously monitors and may revise the useful lives of intangible assets when facts and circumstances change.

Revenue Recognition

Revenue primarily consists of Shack sales and Licensing revenue. Generally, revenue is recognized as promised goods or services transfer to the guest or customer in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Revenue from Shack sales is recognized when payment is tendered at the point of sale, net of discounts, as the performance obligation has been satisfied. Sales tax collected from guests is excluded from Shack sales and the obligation is included as sales tax payable until the taxes are remitted to the appropriate taxing authorities. Revenue from gift cards is deferred and recognized over time as redemptions occur.

Delivery services are fulfilled by third-party delivery partners whether ordered through the Shack app and website ("Company-owned platforms") or though third-party delivery partners. Revenue from orders through Company-owned platforms includes delivery fees and is recognized when the delivery partner transfers the order to the guest as the Company controls the delivery. For these sales, the Company receives payment directly from the guest at the time of sale. Revenue from orders through third-party delivery partners is recognized when the order is transferred to the third-party delivery partner and excludes delivery fees collected by the delivery partner as the Company does not control the delivery. The Company receives payment from the delivery partner subsequent to the transfer of order and the payment terms are short-term in nature. For all delivery sales, the Company is considered the principal and recognizes the revenue on a gross basis.

During fiscal 2022, the Company concluded it has accumulated a sufficient level of historical data from a large pool of homogeneous transactions to allow it to reasonably and objectively determine an estimated gift card breakage rate and the pattern of actual gift card redemptions. Accordingly, the Company recognizes breakage income and reduces the related gift card liability for unredeemed gift cards in proportion to actual redemptions of gift cards. The Company will continue to review historical gift card redemption information at each reporting period to assess the continued appropriateness of the gift card breakage rate and pattern of redemption.

In accordance with ASC 250, Accounting Changes and Error Corrections, the Company concluded that this accounting change represented a change in accounting estimate. As a result, a cumulative catch-up adjustment was recorded during fiscal 2022 that resulted in $1,281 of gift card breakage income. Inclusive of this cumulative catch-up, $1,472 of gift card breakage income was recognized during fiscal 2022. Gift card breakage income is included in Shack sales in the Consolidated Statements of Loss.

Licensing revenue includes initial territory fees, Shack opening fees and ongoing sales-based royalty fees from licensed Shacks. Generally, the licenses granted to develop, open and operate each Shack in a specified territory are the predominant good or service transferred to the licensee and represent distinct performance obligations. Ancillary promised services, such as training and assistance during the initial opening of a Shack, are typically combined with the license and considered one performance obligation per Shack. The Company determines the transaction price for each contract, which is comprised of the initial territory fee and an estimate of the total Shack opening fees the Company expects to be entitled to. The calculation of total Shack opening fees included in the transaction price requires judgment, as it is based on an estimated number of Shacks the Company expects the licensee to open. The transaction price is then allocated equally to each Shack expected to open. The performance obligation is satisfied over time, starting when a Shack opens through the end of the license term for the related Shack therefore revenue is recognized on a straight-line basis over the license term. Generally, payment for the initial territory fee is received upon execution of the license agreement and payment for the Shack opening fees is received either in advance or upon opening the related Shack. These payments are initially deferred and recognized in revenue as the performance obligations are satisfied, which occurs over a long-term period. Revenue from sales-based royalties is recognized as the related sales occur.

Equity-based Compensation

Equity-based compensation expense is measured based on the grant-date fair value of the awards. For awards with graded-vesting features and service conditions only, compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. For awards with graded-vesting features and a combination of service and performance conditions, compensation expense is recognized using a graded-vesting attribution method over the vesting period based on the most probable outcome of the performance conditions. For awards with cliff vesting features and a combination of service and performance conditions, compensation expense is recognized on a straight-line basis over the total requisite service period for the entire award. Actual distributed shares are calculated upon conclusion of the service and performance periods. Forfeitures are recognized as they occur for all equity awards. Equity-based compensation expense is included in General and administrative expenses and Labor and related expenses on the Consolidated Statements of Loss.

Advertising

Most advertising costs are expensed as incurred, with the exception of advertising production costs, which are expensed at the time the advertising first takes place. Advertising costs amounted to $12,376, $5,677 and $1,449 in fiscal 2022, fiscal 2021 and fiscal 2020, respectively, and are included in General and administrative expense and Other operating expenses on the Consolidated Statements of Loss.

Leases

Shake Shack currently leases all of its domestic Company-operated Shacks, the home office and certain equipment under various non-cancelable lease agreements that expire on various dates through 2044. The Company evaluates contracts entered into to determine whether the contract involves the use of property or equipment, which is either explicitly or implicitly identified in the contract. The Company evaluates whether it controls the use of the asset, which is determined by assessing whether substantially all economic benefits from the use of the asset is obtained, and whether the Company has the right to direct the use of the asset. If these criteria are met and the Company has identified a lease, a right of use asset and lease liability are recorded on the Consolidated Balance Sheets. Upon possession of a leased asset, the Company determines whether the lease is an operating or finance lease. All of the Company's real estate leases are classified as operating leases and most equipment leases are classified as finance leases.

Generally, real estate leases have initial terms ranging from 10 to 15 years and typically include two five-year renewal options. Renewal options are generally not recognized as part of the right-of-use assets and lease liabilities as it is not reasonably certain at commencement date that the Company would exercise the renewal options. Real estate leases typically contain fixed minimum rent payments and/or contingent rent payments which are based upon sales in excess of specified thresholds. When the achievement of such sales thresholds are deemed to be probable, contingent rent is accrued in proportion to the sales recognized during the period.

For operating leases, fixed lease payments are recognized as operating lease costs on a straight-line basis over the lease term. Lease expense incurred before a Shack opens is recorded in Pre-opening costs on the Consolidated Statements of Loss. Once a domestic Company-operated Shack opens, the straight-line lease expense and contingent rent, if applicable, are recorded in Occupancy and related expenses on the Consolidated Statements of Loss. Many of the leases also require the Company to pay real estate taxes, common area maintenance costs and other occupancy costs which are included in Occupancy and related expenses on the Consolidated Statements of Loss. Finance leases are recognized in depreciation expense on a straight-line basis over the remaining lease term, along with recognition of interest expense associated with accretion of the lease liability. For both operating and finance leases that contain lease and non-lease components, the components are combined and accounted for as a single lease component. Variable lease costs for both operating and finance leases, if any, is recognized as incurred. For leases with a lease term of 12 months or less ("short-term lease"), any fixed lease payments are recognized on a straight-line basis over such term, and are not recognized on the Consolidated Balance Sheets.

The Company calculates operating lease assets and lease liabilities as the present value of fixed lease payments over the reasonably certain lease term beginning at the commencement date. The Company uses its incremental borrowing rate ("IBR") in determining the present value of future lease payments as there are no explicit rates provided in the leases. The IBR used to measure the lease liability is derived from the average of the yield curves obtained from using the notching method and the recovery rate method. The most significant assumption in calculating the IBR is the Company's credit rating and is subject to judgment. The credit rating used to develop the IBR is determined by utilizing the credit ratings of other public companies with similar financial information as SSE Holdings.

The Company expends cash for leasehold improvements to build out and equip leased properties. Generally, a portion of the leasehold improvements and building costs are reimbursed by the landlords through landlord incentives pursuant to agreed-upon terms in the lease agreements. Landlord incentives usually take the form of cash, full or partial credits against future minimum or contingent rents otherwise payable by the Company, or a combination thereof. In most cases, landlord incentives are received after the Company takes possession of the property and as milestones are met during the construction of the property. The Company includes these amounts in the measurement of the initial operating lease liability, which are also reflected as a reduction to the initial measurement of the right-of-use asset.

Pre-opening Costs

Pre-opening costs are expensed as incurred and consist primarily of occupancy, manager and team member wages, cookware, travel and lodging costs for the opening training team and other supporting team members, marketing expenses, legal fees, and inventory costs incurred prior to the opening of a Shack.

Income Taxes

Income taxes are accounted for pursuant to the asset and liability method which requires the recognition of deferred income tax assets and liabilities related to the expected future tax consequences arising from temporary differences between the carrying values and tax bases of assets and liabilities based on enacted statutory tax rates applicable to the periods in which the temporary differences are expected to reverse. Any effects of changes in income tax rates or laws are included in Income tax expense on the Consolidated Statements of Loss in the period of enactment. A valuation allowance is recognized if we determine it is more likely than not that all or a portion of a deferred tax asset will not be recognized. In making such determination, the Company considers all available evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent and expected future results of operations.

Recently Adopted Accounting Pronouncements

Accounting Standards Updates ("ASU") adopted in fiscal 2022 are summarized below.

ASU	Description	Date Adopted
Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848	This amendment updates the sunset date of the reference rate relief guidance during the transition period for the discontinuation of the UK Financial Conduct Authority (FCA) publishing of the LIBOR rate which originally was announced to be December 31, 2021 but was deferred to June 30, 2023. Topic 848 now has a new sunset date of December 31, 2024.	December 21, 2022

Recently Issued Accounting Pronouncements

The Company reviewed all recently issued accounting pronouncements and concluded that they were not applicable or not expected to have a significant impact on the Consolidated Financial Statements.

NOTE 3: REVENUE

Revenue Recognition

Revenue disaggregated by type was as follows:

	2022	2021	2020
Shack sales	$ 869,270	$ 714,989	$ 506,339
Licensing revenue:			
Sales-based royalties	30,204	24,150	15,773
Initial territory and opening fees	1,012	754	755
Total revenue	$ 900,486	$ 739,893	$ 522,867

The aggregate amount of the transaction price allocated to performance obligations that were unsatisfied or partially unsatisfied as of December 28, 2022 was $20,721. The Company expects to recognize this amount as revenue over a long-term period, as the license term for each Shack ranges from 5 to 20 years. This amount excludes any variable consideration related to sales-based royalties.

Contract Balances

Contract liabilities and receivables from contracts with customers were as follows:

	December 28 2022	December 29 2021
Shack sales receivables	$ 8,779	$ 6,939
Licensing receivables, net of allowance for doubtful accounts	3,918	4,005
Gift card liability	2,285	3,297
Deferred revenue, current	969	763
Deferred revenue, long-term	14,340	12,669

Revenue recognized during fiscal 2022 and fiscal 2021 included in the respective liability balances at the beginning of the period were as follows:

	2022	2021
Gift card liability[1]	$ 1,781	$ 456
Deferred revenue	954	716

(1) For fiscal 2022, amount includes the cumulative catch-up adjustment that resulted in $1,281 of gift card breakage income. Refer to Note 2, Summary of Significant Accounting Policies, for additional information.

NOTE 4: FAIR VALUE MEASUREMENTS

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The carrying value of the Company's Cash and cash equivalents, Accounts receivable, net, Accounts payable and Accrued expenses approximates fair value due to the short-term nature of these financial instruments.

As of December 28, 2022 and December 29, 2021, the Company held certain assets that are required to be measured at fair value on a recurring basis including Marketable securities, which consist of investments in equity securities.

Assets measured at fair value on a recurring basis were as follows:

| | Fair Value Measurements | | | |
| | December 28 2022 | | December 29 2021 | |
	Level 1		Level 1	
Equity securities:				
Mutual funds	$	80,707	$	80,000
Total Marketable securities	$	80,707	$	80,000

Refer to Note 8, Debt, for additional information relating to the fair value of the Company's outstanding debt instruments.

A summary of other income (expense) from equity securities was as follows:

	2022		2021		2020	
Equity securities:						
Dividend income	$	1,033	$	301	$	359
Realized gain (loss) on sale of investments		—		(5)		79
Unrealized loss on equity securities		(158)		(277)		(59)
Total	$	875	$	19	$	379

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis

Assets and liabilities measured at fair value on a non-recurring basis include long-lived assets, operating lease right-of-use assets and indefinite-lived intangible assets.The Company performs its impairment analysis at least annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. During fourth quarter of fiscal 2022, the Company recognized an impairment charge of $99 related to one Shack. There were no impairment charges recognized during fiscal 2021. During fiscal 2020, the Company recognized an impairment charge of $7,644 related to two Shacks and the home office which was primarily attributed to operating lease right-of-use assets. These impairment charges were included in Impairment and loss on disposal of assets on the Consolidated Statement of Loss. The fair values of assets were determined using an income-based approach and are classified as Level 3 within the fair value hierarchy. Significant inputs include projections of future cash flows, discount rates, Shack sales and profitability.

NOTE 5: ACCOUNTS RECEIVABLE, NET

The components of Accounts receivable, net were as follows:

	December 28 2022		December 29 2021	
Licensing receivables	$	3,918	$	4,005
Credit card receivables		5,549		4,091
Delivery receivables		2,753		2,553
Other receivables		1,657		3,008
Accounts receivable, net	$	13,877	$	13,657

NOTE 6: PROPERTY AND EQUIPMENT, NET

The components of Property and equipment, net were as follows:

	December 28 2022		December 29 2021
Leasehold improvements	$ 494,212	$	413,893
Equipment	77,737		68,682
Furniture and fixtures	27,519		23,735
Computer equipment and software	70,667		44,821
Financing equipment lease right-of-use assets	16,155		13,741
Construction in progress	71,103		47,282
Property and equipment, gross	757,393		612,154
Less: accumulated depreciation	(290,362)		(222,768)
Property and equipment, net	$ 467,031	$	389,386

Depreciation expense was $72,770, $58,961 and $48,801 for fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

NOTE 7: SUPPLEMENTAL BALANCE SHEET INFORMATION

The components of Other current liabilities were as follows:

	December 28 2022		December 29 2021
Sales tax payable	$ 5,363	$	4,575
Gift card liability	2,285		3,297
Current portion of financing equipment lease liabilities	2,546		2,711
Legal Reserve	6,285		533
Other	3,073		3,385
Other current liabilities	$ 19,552	$	14,501

The components of Other long-term liabilities were as follows:

	December 28 2022		December 29 2021
Deferred licensing revenue	$ 14,340	$	12,669
Long-term portion of financing equipment lease liabilities	3,909		4,303
Other	2,438		5,801
Other long-term liabilities	$ 20,687	$	22,773

NOTE 8: DEBT

The components of Long-term debt were as follows:

	December 28 2022	December 29 2021
2021 Convertible Notes	$ 250,000	$ 250,000
Discount and debt issuance costs, net of amortization	(5,411)	(6,458)
Total Long-term debt	$ 244,589	$ 243,542

Convertible Notes

In March 2021, the Company issued $250,000 aggregate principal amount of 0% Convertible Senior Notes due 2028 ("Convertible Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Convertible Notes will mature on March 1, 2028, unless earlier converted, redeemed or repurchased in certain circumstances. Upon conversion, the Company pays or delivers, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election.

The Convertible Notes are convertible at the option of the holders at any time prior to the close of business on the business day immediately preceding December 1, 2027, only under the following circumstances: (1) during any fiscal quarter commencing after the fiscal quarter ending on June 30, 2021 (and only during such fiscal quarter), if the last reported sale price of the Company's Class A common stock, par value $0.001 per share, for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price for the Convertible Notes on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price (as defined in the Indenture) per one thousand dollar principal amount of the Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of Class A common stock and the conversion rate for the Convertible Notes on each such trading day; (3) if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the scheduled trading day immediately preceding the redemption date, but only with respect to the Convertible Notes called (or deemed called) for redemption; and (4) upon the occurrence of specified corporate events as set forth in the Indenture. On or after December 1, 2027, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Convertible Notes may convert all or any portion of their Convertible Notes at any time, regardless of the foregoing circumstances.

The Convertible Notes had an initial conversion rate of 5.8679 shares of Class A common stock per one thousand dollar principal amount of Convertible Notes, which is equivalent to an initial conversion price of approximately $170.42 per share of Class A common stock.

The Company may not redeem the Convertible Notes prior to March 6, 2025. The Company may redeem for cash all or any portion of the Convertible Notes, at the Company's option, on or after March 6, 2025 if the last reported sale price of Class A common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid special interest, if any, to, but excluding, the redemption date.

In addition, if Shake Shack undergoes a fundamental change (as defined in the indenture governing the Convertible Notes), subject to certain conditions, holders may require it to repurchase for cash all or any portion of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid special interest, if any, to, but excluding, the fundamental change repurchase date. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or if the Company delivers a notice of redemption in respect of some or all of the Convertible Notes, the Company will, in certain circumstances, increase the conversion rate of the Convertible Notes for a holder who elects to convert the Convertible Notes in connection with such a corporate event or convert the Convertible Notes called (or deemed called) for redemption during the related redemption period, as the case may be.

Contemporaneously with the issuance of the Convertible Notes, Shake Shack Inc. entered into an intercompany note with SSE Holdings ("Intercompany Note"). SSE Holdings promises to pay Shake Shack Inc., for value received, the principal amount with interest of the Intercompany Note in March 2028. Shake Shack Inc. will exercise its right to convert the Intercompany Note to maintain at all times a one-to-one ratio between the number of common units, directly or indirectly, held by Shake Shack Inc. and the aggregate number of outstanding shares of common stock.

Total amortization expense was $1,047 and $867, respectively, for fiscal 2022 and fiscal 2021, and was included in Interest expense in the Consolidated Statements of Loss. In connection with the issuance of the Convertible Notes, the Company also incurred consulting and advisory fees of $231 during fiscal 2021 and was included in General and administrative expenses in the Consolidated Statements of Loss. No amounts for consulting and advisory fees were incurred during fiscal 2022.

The fair value of the Convertible Notes was approximately $162,500 and $206,018, respectively, as of December 28, 2022 and December 29, 2021, based on external pricing data, including available quoted market prices of these instruments, and consideration of comparable debt instruments with similar interest rates and trading frequency, among other factors, and is classified as a Level 2 measurement within the fair value hierarchy.

Revolving Credit Facility

The Company maintains a revolving credit facility agreement ("Revolving Credit Facility") which permits borrowings up to $50 million and issuance of letters of credit upon the Company's request of up to $15 million. As of December 28, 2022 and December 29, 2021, no amounts were outstanding under the Revolving Credit Facility.

In August 2022, the Company entered into an irrevocable standby letter of credit to secure obligations under the workers' compensation insurance coverage in the amount of $1,260, which expires in July 2023 and renews automatically for one-year periods. As of December 28, 2022, the Company maintained $1,863 of letters of credit in connection with the Revolving Credit Facility. The Company maintained a letter of credit of $603 in connection with the Revolving Credit Facility as of December 29, 2021.

As of December 28, 2022, the Revolving Credit Facility had unamortized deferred financing costs of $62 which were included in Other assets on the Consolidated Balance Sheets. Total interest expense related to the Revolving Credit Facility was $82, $479 and $531, respectively, for fiscal 2022, fiscal 2021 and fiscal 2020. Interest expense for fiscal 2021 primarily included the write-off of previously capitalized costs on the Revolving Credit Facility.

The Revolving Credit Facility requires the Company to comply with maximum net lease adjusted leverage and minimum fixed charge coverage ratios, as well as other customary affirmative and negative covenants. As of December 28, 2022, the Company was in compliance with all covenants.

NOTE 9: LEASES

A summary of operating and finance lease assets and lease liabilities were as follows:

	Classification	December 28 2022	December 29 2021
Operating leases	Operating lease assets	$ 367,488	$ 347,277
Finance leases	Property and equipment, net	6,152	6,810
Total right-of-use assets		**$ 373,640**	**$ 354,087**
Operating leases:			
	Operating lease liabilities, current	$ 42,238	$ 35,519
	Long-term operating lease liabilities	427,227	400,113
Finance leases:			
	Other current liabilities	2,546	2,711
	Other long-term liabilities	3,909	4,303
Total lease liabilities		**$ 475,920**	**$ 442,646**

The components of lease expense were as follows:

	Classification	December 28 2022	December 29 2021	December 30 2020
Operating lease cost	Occupancy and related expenses Pre-opening costs General and administrative expenses	$ 58,788	$ 50,888	$ 44,910
Finance lease cost:				
Amortization of right-of-use assets	Depreciation and amortization expense	3,071	2,719	2,257
Interest on lease liabilities	Interest expense	226	207	213
Variable lease cost	Occupancy and related expenses Pre-opening costs General and administrative expenses	15,311	13,019	13,766
Short-term lease cost	Occupancy and related expenses	580	290	494
Total lease cost		**$ 77,976**	**$ 67,123**	**$ 61,640**

As of December 28, 2022, future minimum lease payments for operating and finance leases consisted of the following:

	Operating Leases	Finance Leases
2023[(1)]	$ 56,360	$ 2,756
2024	72,245	2,014
2025	71,340	1,069
2026	67,643	513
2027	63,167	289
Thereafter	262,804	195
Total minimum payments	593,559	6,836
Less: imputed interest	134,355	459
Total lease liabilities	$ 459,204	$ 6,377

(1) Operating leases are net of certain tenant allowance receivables that were reclassified to Other current assets as of December 28, 2022.

As of December 28, 2022 the Company had additional operating lease commitments of $160,464 for non-cancelable leases without a possession date, which begin to commence in 2023. These lease commitments are consistent with the leases that have been executed thus far.

A summary of lease terms and discount rates for operating and finance leases were as follows:

	December 28 2022	December 29 2021
Weighted average remaining lease term (years):		
Operating leases	8.9	9.5
Finance leases	5.1	5.4
Weighted average discount rate:		
Operating leases	5.7 %	3.9 %
Finance leases	4.0 %	3.1 %

Supplemental cash flow information related to leases was as follows:

	December 28 2022	December 29 2021	December 30 2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 61,114	$ 49,079	$ 42,144
Operating cash flows from finance leases	226	207	213
Financing cash flows from finance leases	2,974	2,694	2,206
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	56,578	66,959	59,969
Finance leases	2,415	4,119	2,298

NOTE 10: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan

Team members are eligible to participate in a defined contribution savings plan maintained by Shake Shack. The plan is funded by participant and employer contributions. Employer contributions are paid directly to the third party trustee and are at the Company's discretion. Employer contributions are based on matching a portion of participants' contributions. The Company matches 100% of participants' contributions for the first 3% of eligible compensation contributed and 50% of contributions made in excess of 3% of eligible compensation up to 5% of eligible compensation. Employer contributions totaled $1,553, $1,337 and $895, respectively, for fiscal 2022, fiscal 2021 and fiscal 2020.

NOTE 11: STOCKHOLDERS' EQUITY

Redemptions of LLC Interests

The SSE Holdings LLC Agreement provides that holders of LLC Interests may, from time to time, require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. In connection with any redemption or exchange, the Company receives a corresponding number of LLC Interests, increasing its total ownership interest in SSE Holdings. Simultaneously, and in connection with a redemption, the corresponding number of shares of Class B common stock are surrendered and cancelled.

A summary of activity related to redemptions of LLC Interests were as follows:

	2022	2021	2020
Redemption and acquisition of LLC Interests			
Number of LLC Interests redeemed by non-controlling interest holders	52,074	29,601	194,009
Number of LLC Interests received by Shake Shack Inc.	52,074	29,601	194,009
Issuance of Class A common stock			
Shares of Class A common stock issued in connection with redemptions of LLC Interests	52,074	29,601	194,009
Cancellation of Class B common stock			
Shares of Class B common stock surrendered and cancelled	52,074	29,601	194,009

Stock Compensation Plan Activity

The Company received an aggregate of 90,527, 395,006 and 456,942 LLC Interests in connection with the activity under the stock compensation plan during fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Dividend Restrictions

Shake Shack Inc. is a holding company with no direct operations. As a result, its ability to pay cash dividends on its common stock, if any, is dependent upon cash dividends, distributions or other transfers from SSE Holdings. The amounts available to pay cash dividends are subject to certain covenants and restrictions set forth in the Revolving Credit Facility. As of December 28, 2022, essentially all of the net assets of SSE Holdings were restricted.

NOTE 12: NON-CONTROLLING INTERESTS

Shake Shack is the primary beneficiary and sole managing member of SSE Holdings and, as a result, consolidates the financial results of SSE Holdings. The Company reports a non-controlling interest representing the economic interest in SSE Holdings held by the other members of SSE Holdings. The Third Amended and Restated Limited Liability Company Agreement, as further amended, (the "LLC Agreement") of SSE Holdings provides that holders of LLC Interests may, from time to time, require SSE Holdings to redeem all or a portion of their LLC Interests for newly-issued shares of Class A common stock on a one-for-one basis. In connection with any redemption or exchange, the Company will receive a corresponding number of LLC Interests, increasing the total ownership interest in SSE Holdings. Changes in the ownership interest in SSE Holdings while the Company retains its controlling interest in SSE Holdings will be accounted for as equity transactions. As such, future redemptions or direct exchanges of LLC Interests in SSE Holdings by the other members of SSE Holdings will result in a change in ownership and reduce the amount recorded as non-controlling interest and increase additional paid-in capital.

The following table summarizes the ownership interest in SSE Holdings:

	2022		2021	
	LLC Interests	Ownership %	LLC Interests	Ownership %
Number of LLC Interests held by Shake Shack Inc.	39,284,998	93.2 %	39,142,397	93.1 %
Number of LLC Interests held by non-controlling interest holders	2,869,513	6.8 %	2,921,587	6.9 %
Total LLC Interests outstanding	42,154,511	100.0 %	42,063,984	100.0 %

The weighted average ownership percentages for the applicable reporting periods are used to attribute Net loss and Other comprehensive loss to Shake Shack Inc. and the non-controlling interest holders. The non-controlling interest holders' weighted average ownership percentage for fiscal 2022, fiscal 2021 and fiscal 2020 was 6.9%, 7.0% and 7.7% respectively.

During fiscal 2022, an aggregate of 52,074 LLC Interests were redeemed by the non-controlling interest holders for newly-issued shares of Class A common stock, and the Company received 52,074 LLC Interests, increasing its total ownership interest in SSE Holdings to 93.2%.

During fiscal 2021, an aggregate of 29,601 LLC Interests were redeemed by the non-controlling interest holders for newly-issued shares of Class A common stock, and the Company received 29,601 LLC Interests, increasing its total ownership interest in SSE Holdings to 93.1%.

The following table summarizes the effects of changes in ownership of SSE Holdings on the Company's equity:

	2022	2021	2020
Net loss attributable to Shake Shack Inc.	$ (24,091)	$ (8,655)	$ (42,158)
Other comprehensive income (loss):			
Unrealized holding gain (loss) on foreign currency translation adjustment	(1)	(2)	1
Transfers (to) from non-controlling interests:			
Increase in additional paid-in capital as a result of the redemption of LLC Interests	313	33	1,723
Increase (decrease) in additional paid-in capital as a result of stock option exercises and the related income tax effect	(2,978)	1,829	5,909
Increase in additional paid-in-capital as a result of the issuance of Class A common stock sold in equity offerings	—	—	135,718
Total effect of changes in ownership interest on equity attributable to Shake Shack Inc.	$ (26,757)	$ (6,795)	$ 101,193

The Company received an aggregate of 90,527, 395,006 and 456,942 LLC Interests in connection with the activity under the stock compensation plan during fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

NOTE 13: EQUITY-BASED COMPENSATION

A summary of equity-based compensation expense recognized was as follows:

	2022	2021	2020
Stock options	$ —	$ 3	$ 322
Performance stock units	4,199	3,471	1,309
Restricted stock units	9,127	5,229	3,929
Equity-based compensation expense	$ 13,326	$ 8,703	$ 5,560
Total income tax benefit recognized related to equity-based compensation	$ 302	$ 223	$ 204

Equity-based compensation expense was as follows:

	2022	2021	2020
General and administrative expenses	$ 12,305	$ 7,907	$ 5,039
Labor and related expenses	1,021	796	521
Equity-based compensation expense	$ 13,326	$ 8,703	$ 5,560

The Company capitalized $192, $100 and $40 of equity-based compensation expense associated with the construction cost of our Shacks and certain digital and technology projects, during fiscal 2022, fiscal 2021 and fiscal 2020, respectively.

Stock Options

In January 2015, the Company adopted the 2015 Incentive Award Plan (the "2015 Plan") under which it may grant up to 5,865,522 stock options and other equity-based awards to team members, directors and officers. The stock options granted generally vest equally over periods ranging from one to five years. The Company does not use cash to settle any of the equity-based awards, and issues new shares of Class A common stock upon the exercise of stock options.

The fair value of stock option awards was determined on the grant date using the Black-Scholes valuation model based on the following weighted average assumptions:

	2022	2021	2020
Expected term (years)[1]	0	7.5	7.5
Expected volatility[2]	— %	45.4 %	42.3 %
Risk-free interest rate[3]	— %	1.4 %	0.7 %
Dividend yield[4]	— %	— %	— %

(1) Expected term represents the estimated period of time until an award is exercised and was determined using the simplified method.
(2) Expected volatility is based on the historical volatility of a selected peer group over a period equivalent to the expected term.
(3) The risk-free rate is an interpolation of yields on U.S. Treasury securities with maturities equivalent to the expected term.
(4) A dividend yield of zero was used as the Company have no plans to declare dividends in the foreseeable future.

A summary of stock option activity was as follows:

	Stock Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life (Years)
Outstanding as of December 29, 2021	154,231	$ 21.77		
Granted	—	—		
Exercised	(20,200)	21.00		
Forfeited	—	—		
Outstanding as of December 28, 2022	134,031	$ 21.88	$ 2,770	2.2
Options vested and exercisable as of December 28, 2022	134,031	$ 21.88	$ 2,770	2.2
Options expected to vest as of December 28, 2022	—	$ —	$ —	—

As of December 28, 2022, total unrecognized compensation expense related to unvested stock options was nil. Cash received from stock options exercised was $424 and the cash tax benefit realized for the tax deductions from these option exercises was $26 for fiscal 2022. The weighted average grant date fair value of options granted during fiscal 2022, fiscal 2021 and fiscal 2020 was nil, $58.92, $16.21, respectively. The total intrinsic value of stock options exercised during fiscal 2022, fiscal 2021 and fiscal 2020 was $631, $30,533 and $25,824, respectively. The total fair value of stock options vested during fiscal 2022, fiscal 2021 and fiscal 2020 was nil, $60 and $2,674, respectively.

The following table summarizes information about stock options outstanding and exercisable as December 28, 2022:

	Options Outstanding and Exercisable		
Exercise Price	Number Outstanding at December 28, 2022	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$ 21.00	125,512	2.1	$ 21.00
$ 34.62	7,411	3.4	$ 34.62
$ 36.41	1,108	3.9	$ 36.41

Performance Stock Units

Under the 2015 Plan, the Company may grant performance stock units and other types of performance-based equity awards that vest based on the outcome of certain performance criteria that are established and approved by the Compensation Committee of the Board of Directors. The actual number of equity awards earned is based on the level of performance achieved over a predetermined performance period, relative to established financial goals, none of which are considered market conditions.

For performance stock units granted during fiscal 2021, the amount of awards that can be earned ranges from 0% to 200% of the number of performance stock units granted, based on the achievement of approved financial goals over a one-year or three-year performance period. In addition to the performance conditions, performance stock units are also subject to a requisite service period and the awards vest ratably over four years years or cliff vest over three years. No performance stock units were granted during fiscal 2022. The fair value of performance stock units is determined based on the closing market price of our Class A common stock on the date of grant. Compensation expense related to the performance stock units is recognized using either a graded-vesting attribution method or straight-line over the vesting period based on the most probable outcome of the performance conditions.

A summary of performance stock unit activity was as follows:

	Performance Stock Units		Weighted Average Grant Date Fair Value
Outstanding as of December 29, 2021	186,159	$	90.31
Granted	—		—
Performance achievement[1]	5,898		129.68
Vested	(26,949)		88.18
Forfeited	(5,286)		87.22
Outstanding as of December 28, 2022	159,822	$	92.22

(1) *Represents the incremental awards earned and/or awards forfeited based on the achievement of performance conditions.*

As of December 28, 2022, there were 159,822 performance stock units outstanding, of which none were vested. The weighted average grant date fair value of share awards granted during fiscal 2022, fiscal 2021 and fiscal 2020 was nil, $98.87, and $57.20, respectively. The total fair value of awards that vested during fiscal 2022, fiscal 2021 and fiscal 2020 was $1,869, $3,083 and $2,730, respectively. As of December 28, 2022, total unrecognized compensation expense related to unvested performance stock units was $6,396, which is expected to be recognized over a weighted average period of 2.0 years.

Restricted Stock Units

Under the 2015 Plan, the Company may grant restricted stock units to team members, directors and officers. The restricted stock units granted generally vest equally over periods ranging from one to five years. The fair value of restricted stock units is determined based on the closing market price of our Class A common stock on the date of grant. Compensation expense related to the restricted stock units is recognized using a straight-line attribution method over the vesting period.

A summary of restricted stock unit activity was as follows:

	Restricted Stock Units		Weighted Average Grant Date Fair Value
Outstanding as of December 29, 2021	231,429	$	84.37
Granted	271,026		71.25
Vested	(76,055)		78.02
Forfeited	(30,547)		81.65
Outstanding as of December 28, 2022	395,853	$	76.82

As of December 28, 2022, there were 395,853 restricted stock units outstanding, of which none were vested. The weighted average grant date fair value of share awards granted during fiscal 2022, fiscal 2021 and fiscal 2020 were $71.25, $117.39, and $57.41, respectively. The total fair value of shares vested during fiscal 2022, fiscal 2021 and fiscal 2020 was $5,936, $8,385 and $2,463, respectively. As of December 28, 2022, total unrecognized compensation expense related to unvested restricted stock units was $22,519, which is expected to be recognized over a weighted average period of 2.83 years.

NOTE 14: INCOME TAXES

Shake Shack is the sole managing member of SSE Holdings and, as a result, consolidates the financial results of SSE Holdings. SSE Holdings is treated as a partnership for U.S. federal and most applicable state and local income tax purposes. As a partnership, SSE Holdings is not subject to U.S. federal and certain state and local income taxes. Any taxable income or loss generated by SSE Holdings is passed through to and included in the taxable income or loss of its members, including the Company, on a pro rata basis. The Company is subject to U.S. federal income taxes, in addition to state and local income taxes with respect to its allocable share of any taxable income or loss of SSE Holdings, as well as any stand-alone income or loss generated by Shake Shack Inc. The Company is also subject to withholding taxes in foreign jurisdictions.

Income Tax Expense

The components of Loss before income taxes were as follows:

	2022	2021	2020
Domestic	$ (49,454) $	(38,833) $	(59,873)
Foreign	25,169	21,498	14,396
Loss before income taxes	$ (24,285) $	(17,335) $	(45,477)

The components of Income tax expense (benefit) were as follows:

	2022	2021[1]	2020
Current income taxes:			
Federal	$ — $	— $	—
State and local	1,427	275	190
Foreign	3,612	2,880	1,223
Total current income taxes	5,039	3,155	1,413
Deferred income taxes:			
Federal	(4,939)	(11,921)	(12,638)
State and local	1,582	1,542	11,282
Total deferred income taxes	(3,357)	(10,379)	(1,356)
Income tax expense (benefit)	$ 1,682 $	(7,224) $	57

(1) For fiscal 2021, certain amounts were reclassified for consistent presentation with the current year.

Reconciliations of Income tax expense (benefit) computed at the U.S. federal statutory income tax rate to the recognized Income tax expense (benefit) and the U.S. statutory income tax rate to our effective tax rates were as follows:

	2022		2021[1]		2020	
Expected U.S. federal income taxes at statutory rate	$ (5,100)	21.0 %	$ (3,641)	21.0 %	$ (9,550)	21.0 %
State and local income taxes, net of federal benefit	2,103	(8.7)%	2,539	(14.6)%	5,776	(12.7)%
Foreign withholding taxes	3,612	(14.9)%	2,880	(16.6)%	1,223	(2.7)%
Tax credits	(5,969)	24.6 %	(3,655)	21.1 %	(1,533)	3.4 %
Non-controlling interest	122	(0.5)%	(350)	2.0 %	537	(1.2)%
Remeasurement of deferred tax assets in connection with other tax rate changes	225	(0.9)%	1,034	(6.0)%	5,433	(11.9)%
Change in valuation allowance	4,955	(20.4)%	(6,059)	35.0 %	(2,264)	5.0 %
Other	1,734	(7.1)%	28	(0.2)%	435	(1.0)%
Income tax expense (benefit)	$ 1,682	(6.9)%	$ (7,224)	41.7 %	$ 57	(0.1)%

(1) For fiscal 2021, certain amounts were reclassified for consistent presentation with the current year.

Shake Shack's effective income tax rates for fiscal 2022, fiscal 2021 and fiscal 2020 were (6.9)%, 41.7% and (0.1)%, respectively. The decrease in our effective income tax rate from fiscal 2021 to fiscal 2022 was primarily driven by additional expense related to an increase in valuation allowance, increase in foreign tax expense, net expense related to equity-based compensation, partially offset by higher tax credits. The increase in our effective income tax rate from fiscal 2020 to fiscal 2021 was primarily driven by the increase in the income tax benefit from the release of the valuation allowance and higher tax credits, partially offset by higher foreign tax expense.

Deferred Tax Assets and Liabilities

The components of deferred tax assets and liabilities were as follows:

	December 28 2022	December 29 2021[(1)]
Deferred tax assets:		
Investment in partnership	$ 89,660	$ 116,639
Tax Receivable Agreement	64,218	63,983
Operating lease liability	4,376	3,873
Financing lease liability	61	63
Deferred revenue	167	150
Equity-based compensation	380	263
Net operating loss carryforwards	134,989	108,207
Tax credits	19,257	13,297
Other assets	638	574
Total gross deferred tax assets	313,746	307,049
Valuation allowance	(9,560)	(5,173)
Total deferred tax assets, net of valuation allowance	304,186	301,876
Deferred tax liabilities:		
Property and equipment	(95)	(21)
Operating lease right-of-use asset	(3,488)	(3,121)
Financing lease right-of-use asset	(58)	(61)
Other liabilities	(7)	(5)
Total gross deferred tax liabilities	(3,648)	(3,208)
Net deferred tax assets	$ 300,538	$ 298,668

(1) *For fiscal 2021, certain amounts were reclassified for consistent presentation with the current year.*

As of December 28, 2022, the Company's federal and state net operating loss carryforwards for income tax purposes were $558,397 and $303,323. If not utilized, $506,530 of the Company's federal net operating losses can be carried forward indefinitely, and the remainder will begin to expire in 2035. If not utilized $48,587 of the Company's state net operating loss carryforwards can be carried forward indefinitely, and the remainder will begin to expire in 2023. As of December 28, 2022, the Company had federal tax credit carryforwards of $18,660 which will begin to expire in 2025 and gross state tax credits of $756 which will begin to expire in 2023.

As described in Note 11, Stockholders' Equity, the Company acquired an aggregate of 142,601 LLC Interests in connection with the redemption of LLC Interests and activity relating to its stock compensation plan during fiscal 2022. The Company recognized a deferred tax liability in the amount of $1,137 associated with the basis difference in its investment in SSE Holdings upon acquisition of these LLC Interests. As of December 28, 2022, the total deferred tax asset related to the basis difference in the Company's investment in SSE Holdings was $89,660.

The Company evaluates the realizability of its deferred tax assets on a quarterly basis and establishes valuation allowances when it is more likely than not that all or a portion of a deferred tax asset may not be realized. As of December 28, 2022, the Company concluded, based on the weight of all available positive and negative evidence, that all of its deferred tax assets are more likely than not to be realized, except New York City UBT and certain foreign tax credits no longer expected to be utilized before expiration. As such, a valuation allowance in the amount of $9,560 was recognized. The net change in valuation allowance for fiscal 2022 was an increase of $4,387. Refer to Schedule II, Valuation and Qualifying Accounts for additional information.

Uncertain Tax Positions

There were no reserves for uncertain tax positions as of December 28, 2022 and December 29, 2021. Shake Shack Inc. was formed in September 2014 and did not engage in any operations prior to the IPO and Organizational Transactions. The statute of limitations remains open for tax years beginning in 2015 for Shake Shack Inc. Additionally, although SSE Holdings is treated as a partnership for U.S. federal and state income taxes purposes, it is still required to file an annual U.S. Return of Partnership Income, which is subject to examination by the Internal Revenue Service ("IRS"). The statute of limitations has expired for tax years through 2018 for SSE Holdings.

Tax Receivable Agreement

Pursuant to the Company's election under Section 754 of the Internal Revenue Code (the "Code"), the Company expects to obtain an increase in its share of the tax basis in the net assets of SSE Holdings when LLC Interests are redeemed or exchanged by the other members of SSE Holdings. The Company plans to make an election under Section 754 of the Code for each taxable year in which a redemption or exchange of LLC Interest occurs. The Company intends to treat any redemptions and exchanges of LLC Interests as direct purchases of LLC Interests for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that would otherwise be paid in the future to various tax authorities. They may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets.

On February 4, 2015, the Company entered into a tax receivable agreement with certain of the then-existing members of SSE Holdings (the "Tax Receivable Agreement") that provides for the payment by the Company of 85% of the amount of any tax benefits that are actually realized, or in some cases are deemed to realize, as a result of (i) increases in the Company's share of the tax basis in the net assets of SSE Holdings resulting from any redemptions or exchanges of LLC Interests, (ii) tax basis increases attributable to payments made under the Tax Receivable Agreement, and (iii) deductions attributable to imputed interest pursuant to the Tax Receivable Agreement (the "TRA Payments"). The Company expects to benefit from the remaining 15% of any tax benefits that may actually realize. The TRA Payments are not conditioned upon any continued ownership interest in SSE Holdings or the Company. The rights of each member of SSE Holdings that is a party to the Tax Receivable Agreement, are assignable to transferees of their respective LLC Interests.

During fiscal 2022, the Company acquired an aggregate of 52,074 LLC Interests in connection with the redemption of LLC Interests, which resulted in an increase in the tax basis of its investment in SSE Holdings subject to the provisions of the Tax Receivable Agreement. The Company recognized an additional liability in the amount of $844 for the TRA Payments due to the redeeming members, representing 85% of the aggregate tax benefits the Company expects to realize from the tax basis increases related to the redemption of LLC Interests, after concluding it was probable that such TRA Payments would be paid based on estimates of future taxable income. No payments were made to the members of SSE Holdings pursuant to the Tax Receivable Agreement in fiscal 2022 and fiscal 2021. As of December 28, 2022, the total amount of TRA Payments due under the Tax Receivable Agreement was $234,893, of which no amount was included in Other current liabilities on the Consolidated Balance Sheets. Refer to Note 17, Commitments and Contingencies, for additional information relating to the liabilities under the Tax Receivable Agreement.

CARES Act

On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") to provide certain relief as a result of the COVID-19 pandemic. The CARES Act provides tax relief, along with other stimulus measures, including a provision for an Employee Retention Credit ("ERC") and retroactive technical correction of prior tax legislation for tax depreciation of certain qualified improvement property, among other changes. The CARES Act allows for a five-year carryback of federal NOLs generated in 2018 through 2020 and eliminates the 80% taxable income limitation by allowing corporate entities to fully utilize NOL carryforwards to offset taxable income in 2018 through 2020.

As there is no authoritative guidance under U.S. GAAP on accounting for government assistance to for-profit business entities, the Company accounts for the ERC by analogy to International Accounting Standard ("IAS") 20, Accounting for Government Grants and Disclosure of Government Assistance.

Subsequent to the second quarter of 2020, we began deferring the employer-paid portion of social security taxes; 50% of this was recognized at the end of 2021 and the other 50% and the end of 2022 as required by the CARES Act.

Inflation Reduction Act

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act ("IRA") into law. The IRA, among other things, enacted a 15% corporate minimum tax effective for tax years after December 31, 2022, a 1% tax on share repurchases after December 31, 2022, and created and extended certain tax-related energy incentives. The Company currently does not expect the tax-related provisions of the IRA to have a material impact on our financial results.

NOTE 15: EARNINGS (LOSS) PER SHARE

Basic loss per share of Class A common stock is computed by dividing Net loss attributable to Shake Shack Inc. by the weighted average number of shares of Class A common stock outstanding during the period. Diluted loss per share of Class A common stock is computed by dividing Net loss attributable to Shake Shack Inc. by the weighted average number of shares of Class A common stock outstanding adjusted to give effect to potentially dilutive securities.

The following table sets forth reconciliations of the numerators and denominators used to compute basic and diluted earnings (loss) per share of Class A common stock (in thousands, except per share amounts):

		2022		2021		2020
Numerator:						
Net loss attributable to Shake Shack Inc.—basic	$	(24,091)	$	(8,655)	$	(42,158)
Net loss attributable to Shake Shack Inc.—diluted	$	(24,091)	$	(8,655)	$	(42,158)
Denominator:						
Weighted average shares of Class A common stock outstanding—basic		39,237		39,085		37,129
Weighted average shares of Class A common stock outstanding—diluted		39,237		39,085		37,129
Loss per share of Class A common stock—basic	$	(0.61)	$	(0.22)	$	(1.14)
Loss per share of Class A common stock—diluted	$	(0.61)	$	(0.22)	$	(1.14)

The effect of potential share settlement of the Convertible Notes outstanding for the period is included as potentially dilutive shares of Class A common stock under application of the if-converted method in the computation of diluted earnings (loss) per share, except when the effect would be anti-dilutive. Refer to Note 8, Debt, for additional information.

Shares of Class B common stock do not share in the earnings or losses of Shake Shack and are therefore not participating securities. As such, separate presentation of basic and diluted earnings (loss) per share of Class B common stock under the two-class method has not been presented. However, shares of Class B common stock outstanding for the period are considered potentially dilutive shares of Class A common stock under application of the if-converted method and are included in the computation of diluted earnings (loss) per share, except when the effect would be anti-dilutive.

The following table presents potentially dilutive securities excluded from the computations of diluted loss per share of Class A common stock:

	2022	2021	2020
Stock options	134,031 (1)	154,231 (1)	489,024 (1)
Performance stock units	159,822 (1)	186,159 (1)	137,221 (1)
Restricted stock units	395,853 (1)	231,429 (1)	258,493 (1)
Shares of Class B common stock	2,869,513 (1)	2,921,587 (1)	2,951,188 (1)
Convertible notes	1,466,975 (1)	1,466,975 (1)	—

(1) Number of securities outstanding at the end of the period that were excluded from the computation of diluted loss per share of Class A common stock because the effect would have been anti-dilutive.

NOTE 16: SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	2022	2021	2020
Cash paid for:			
Income taxes, net of refunds	$ 3,731	$ 2,808	$ 1,612
Interest, net of amounts capitalized	252	252	643
Non-cash investing activities:			
Accrued purchases of property and equipment	26,591	22,241	15,515
Capitalized equity-based compensation	126	66	37
Non-cash financing activities:			
Establishment of liabilities under tax receivable agreement	844	1,093	4,024

NOTE 17: COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company is obligated under various operating leases for Shacks and the home office space, expiring in various years through 2044. Under certain of these leases, the Company is liable for contingent rent based on a percentage of sales in excess of specified thresholds and typically responsible for its proportionate share of real estate taxes, common area maintenance costs and other occupancy costs. Refer to Note 9, Leases, for additional information.

Certain leases require the Company to obtain letters of credit. As of December 28, 2022, the Company held two letters of credit, one for $130, which expires in February 2026 and the second for $603, which expires in August 2023 and renews automatically for one-year periods through January 31, 2034.

Purchase Commitments

Purchase obligations include legally binding contracts, including commitments for the purchase, construction or remodeling of real estate and facilities, firm minimum commitments for inventory purchases, equipment purchases, marketing-related contracts, software acquisition/license commitments and service contracts. These obligations are generally short-term in nature and are recorded as liabilities when the related goods are received or services rendered. The Company also enters into long-term, exclusive contracts with certain vendors to supply food, beverages and paper goods, obligating the Company to purchase specified quantities.

Legal Contingencies

In December 2022, the Company refined the liability estimate related to settling both a private action and a regulatory action relating to New York City's predictive scheduling laws based on additional information received in the period. The previous accrual of $6,750 has been reduced by $1,400 as of December 28, 2022.

In November 2022, the Company mediated a matter alleging certain violations of the California Labor Code which was settled and an accrual in the amount of $1,360 has been recorded as of December 28, 2022.

The Company is subject to various legal proceedings, claims and liabilities, involving employees and guests alike, which arise in the ordinary course of business and are generally covered by insurance. As of December 28, 2022, the amount of the ultimate liability with respect to these matters was not material.

Liabilities under Tax Receivable Agreement

As described in Note 14, Income Taxes, the Company is a party to the Tax Receivable Agreement under which it is contractually committed to pay certain of the members of SSE Holdings 85% of the amount of any tax benefits that are actually realized, or in some cases are deemed to realize, as a result of certain transactions. The Company is not obligated to make any payments under the Tax Receivable Agreement until the tax benefits associated with the transactions that gave rise to the payments are realized. Amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of future taxable income over the term of the Tax Receivable Agreement and (ii) future changes in tax laws. If the Company does not generate sufficient taxable income in the aggregate over the term of the Tax Receivable Agreement to utilize the tax benefits, then it would not be required to make the related TRA Payments. As of December 28, 2022 and December 29, 2021, the Company recognized liabilities totaling $234,893 and $234,045, respectively, relating to the obligations under the Tax Receivable Agreement, after concluding that it was probable that it would have sufficient future taxable income over the term of the Tax Receivable Agreement to utilize the related tax benefits. There were no transactions subject to the Tax Receivable Agreement for which the Company did not recognize the related liability, as the Company concluded that it would have sufficient future taxable income to utilize all of the related tax benefits generated by all transactions that occurred in fiscal 2022.

NOTE 18: RELATED PARTY TRANSACTIONS

Union Square Hospitality Group

The Chairman of the Board of Directors serves as the Chief Executive Officer of Union Square Hospitality Group, LLC. As a result, Union Square Hospitality Group, LLC and its subsidiary, set forth below, are considered related parties.

Hudson Yards Sports and Entertainment

In fiscal 2011, Shake Shack entered into a Master License Agreement (as amended, "MLA") with Hudson Yards Sports and Entertainment LLC ("HYSE") to operate Shake Shack branded limited menu concession stands in sports and entertainment venues within the United States. In February 2019, the agreement was assigned to Hudson Yards Catering ("HYC"), the parent of HYSE. The agreement expires in January 2027 and includes five consecutive five-year renewal options at HYC's option. As consideration for these rights, HYC pays the Company a license fee based on a percentage of net food sales, as defined in the MLA. HYC also pays a percentage of profits on sales of branded beverages, as defined in the MLA.

	Classification	2022	2021	2020
Amounts received from HYC	Licensing revenue	$ 802	$ 320	$ 67

	Classification	December 28 2022	December 29 2021
Amounts due from HYC	Accounts receivable, net	$ 69	$ 90

Madison Square Park Conservancy

The Chairman of the Board of Directors serves as a director of the Madison Square Park Conservancy ("MSP Conservancy"), with which Shake Shack has a license agreement and pays license fees to operate the Madison Square Park Shack.

	Classification	2022	2021	2020
Amounts paid to MSP Conservancy	Occupancy and related expenses General and administrative expenses	$ 1,224	$ 863	$ 846

Olo, Inc.

The Chairman of the Board of Directors serves as a director of Olo, Inc. (formerly known as "Mobo Systems, Inc."), a platform the Company uses in connection with its mobile ordering application.

	Classification	2022	2021	2020
Amounts paid to Olo, Inc.	Other operating expenses	$ 431	$ 406	$ 242

	Classification	December 28 2022	December 29 2021
Amounts due to Olo, Inc.	Accounts payable	$ 39	$ 33

Block, Inc.

The Company's Chief Executive Officer is a member of the board of directors of Block, Inc. (formerly known as "Square, Inc."). The Company currently uses certain point-of-sale applications, payment processing services, hardware and other enterprise platform services in connection with its kiosk technology, sales for certain off-site events and the processing of a limited amount of sales at certain locations.

	Classification	2022	2021	2020
Amounts paid to Block, Inc.	Other operating expenses	$ 4,337	$ 2,844	$ 1,697

	Classification	December 28 2022	December 29 2021
Amounts due to Block, Inc.	Accounts payable	$ 55	$ 52

USHG Acquisition Corp.

The Company's Chief Executive Officer served on the board of directors of USHG Acquisition Corp. in 2022, in which the Company's Chairman of the Board of Directors serves as the chairman of the board of directors of USHG Acquisition Corp. USHG Acquisition Corp. is a newly organized blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. No amounts were paid to USHG Acquisition Corp. during fiscal 2022, fiscal 2021 and fiscal 2020. No amounts were due to or due from USHG Acquisition Corp. as of both December 28, 2022 and December 29, 2021.

Tax Receivable Agreement

The Company entered into a Tax Receivable Agreement that provides for the payment by the Company of 85% of the amount of any tax benefits that are actually realized, or in some cases are deemed to realize, as a result of certain transactions. Refer to Note 14, Income Taxes, for additional information.

	Classification	2022		2021		2020
Amounts paid to members (inclusive of interest)	Other current liabilities	$	—	$	—	$ 6,643

	Classification	December 28 2022		December 29 2021
Amounts due under the Tax Receivable Agreement	Other current liabilities Liabilities under Tax Receivable Agreement, net of current portion	$ 234,893	$	234,045

Distributions to Members of SSE Holdings

Under the terms of the SSE Holdings LLC Agreement, SSE Holdings is obligated to make tax distributions to its members. No tax distributions were payable to non-controlling interest holders as of December 28, 2022 and December 29, 2021.

	Classification	2022		2021		2020
Amounts paid to non-controlling interest holders	Non-controlling interests	$ 410	$	968	$	478

NOTE 19: GEOGRAPHIC INFORMATION

Revenue by geographic area was as follows:

	2022		2021		2020
United States	$ 875,047	$	718,128	$	508,292
Other countries	25,439		21,765		14,575
Total revenue	$ 900,486	$	739,893	$	522,867

Revenues are shown based on the geographic location of the Company's customers and licensees. The Company's long-lived assets are primarily located in the United States.

Schedule I: Condensed Financial Information of Registrant

SHAKE SHACK INC.
CONDENSED BALANCE SHEETS
(PARENT COMPANY ONLY)
(in thousands, except share and per share amounts)

	December 28 2022	December 29 2021
ASSETS		
Current assets:		
Cash	$ 7,152	$ 7,821
Prepaid expenses	62	64
Total current assets	7,214	7,885
Due from SSE Holdings	2,963	2,035
Deferred income taxes, net	307,025	304,442
Investment in SSE Holdings	337,939	350,794
Note receivable from SSE Holdings	209,013	201,080
Note receivable - conversion option	6,300	16,000
TOTAL ASSETS	$ 870,454	$ 882,236
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	39	9
Accrued expenses	113	222
Due to SSE Holdings	16,975	14,109
Total current liabilities	17,127	14,340
Long-term debt	244,589	243,542
Liabilities under tax receivable agreement, net of current portion	234,893	234,045
Total liabilities	496,609	491,927
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, no par value—10,000,000 shares authorized; none issued and outstanding as of December 28, 2022 and December 29, 2021.	—	—
Class A common stock, $0.001 par value—200,000,000 shares authorized; 39,284,998 and 39,142,397 shares issued and outstanding as of December 28, 2022 and December 29, 2021, respectively.	39	39
Class B common stock, $0.001 par value—35,000,000 shares authorized; 2,869,513 and 2,921,587 shares issued and outstanding as of December 28, 2022 and December 29, 2021, respectively.	3	3
Additional paid-in capital	415,611	405,940
Accumulated deficit	(41,808)	(15,674)
Accumulated other comprehensive income	—	1
Total stockholders' equity	373,845	390,309
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 870,454	$ 882,236

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
CONDENSED STATEMENTS OF LOSS
(PARENT COMPANY ONLY)
(in thousands)

	Fiscal Year Ended		
	December 28 2022	December 29 2021	December 30 2020
Intercompany revenue	$ 2,293	$ 2,878	$ 1,560
TOTAL REVENUE	2,293	2,878	1,560
General and administrative expenses	3,132	2,491	2,179
Intercompany expenses	67	—	—
TOTAL EXPENSES	3,199	2,491	2,179
INCOME (LOSS) FROM OPERATIONS	(906)	387	(619)
Equity in net loss from SSE Holdings	(25,335)	(19,393)	(41,152)
Other expense, net	(1,767)	(25,593)	(1,147)
Interest expense	(1,047)	(867)	—
LOSS BEFORE INCOME TAXES	(29,055)	(45,466)	(42,918)
Benefit from income taxes	(2,921)	(17,583)	(760)
NET LOSS	$ (26,134)	$ (27,883)	$ (42,158)

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
CONDENSED STATEMENTS OF COMPREHENSIVE LOSS
(PARENT COMPANY ONLY)
(in thousands)

		Fiscal Year Ended				
		December 28 2022		December 29 2021		December 30 2020
Net loss	$	(26,134)	$	(27,883)	$	(42,158)
Other comprehensive income (loss), net of tax[1]:						
Change in foreign currency translation adjustment		(1)		(2)		1
OTHER COMPREHENSIVE INCOME (LOSS)		(1)		(2)		1
COMPREHENSIVE LOSS	$	(26,135)	$	(27,885)	$	(42,157)

(1) Net of tax benefit of $0 for fiscal years ended December 28, 2022, December 29, 2021 and December 30, 2020.

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
CONDENSED STATEMENTS OF CASH FLOWS
(PARENT COMPANY ONLY)
(in thousands)

		Fiscal Year Ended	
	December 28 2022	December 29 2021	December 30 2020
OPERATING ACTIVITIES			
Net loss	$ (26,134)	$ (27,883)	$ (42,158)
Adjustments to reconcile net loss to net cash used in operating activities:			
Equity in net loss from SSE Holdings	25,335	19,393	41,152
Amortization of debt issuance costs	1,047	867	—
Equity-based compensation	614	526	555
Deferred income taxes	(4,126)	(17,583)	(721)
Unrealized loss on Note receivable - conversion option	9,700	32,200	—
Other non-cash (income) expense	(7,934)	(6,609)	1,147
Changes in operating assets and liabilities:			
Accounts receivable	—	—	1
Prepaid expenses and other current assets	2	(19)	161
Due to SSE Holdings	(728)	(8,229)	(1,254)
Accounts payable	30	6	2
Accrued expenses	1,101	118	(29)
NET CASH USED IN OPERATING ACTIVITIES	(1,093)	(7,213)	(1,144)
INVESTING ACTIVITIES			
Purchases of LLC Interests from SSE Holdings	(7,619)	(41,875)	(171,180)
Loan to SSE Holdings	—	(243,750)	—
NET CASH USED IN INVESTING ACTIVITIES	(7,619)	(285,625)	(171,180)
FINANCING ACTIVITIES			
Proceeds from issuance of convertible notes, net of discount	—	243,750	—
Debt issuance costs	—	(1,075)	—
Proceeds from issuance of Class A common stock sold in equity offerings, net of underwriting discounts, commissions and offering costs	—	—	144,861
Proceeds from issuance of Class A common stock to SSE Holdings upon settlement of equity awards	7,619	41,875	26,319
Proceeds from stock option exercises	424	6,640	8,033
Payments under tax receivable agreement	—	—	(6,643)
NET CASH PROVIDED BY FINANCING ACTIVITIES	8,043	291,190	172,570
INCREASE (DECREASE) IN CASH	(669)	(1,648)	246
CASH AT BEGINNING OF PERIOD	7,821	9,469	9,223
CASH AT END OF PERIOD	$ 7,152	$ 7,821	$ 9,469

See accompanying Notes to Condensed Financial Statements.

Schedule I: Condensed Financial Information of Registrant (continued)

SHAKE SHACK INC.
NOTES TO CONDENSED FINANCIAL STATEMENTS
(PARENT COMPANY ONLY)
(in thousands, except share and per share amounts)

NOTE 1: ORGANIZATION

Shake Shack Inc. (the "Parent Company") was formed on September 23, 2014 as a Delaware corporation and is a holding company with no direct operations. The Parent Company's assets consist primarily of its equity interest in SSE Holdings, LLC ("SSE Holdings"), certain deferred tax assets and its note receivable from SSE Holdings.

The Parent Company's cash inflows are primarily from cash dividends or distributions and other transfers from SSE Holdings. The amounts available to the Parent Company to fulfill cash commitments and pay cash dividends on its common stock are subject to certain restrictions in SSE Holdings' Revolving Credit Facility. Refer to Note 8, Debt, in the accompanying Consolidated Financial Statements, for additional information.

NOTE 2: BASIS OF PRESENTATION

These Condensed Parent Company financial statements should be read in conjunction with the Consolidated Financial Statements of Shake Shack Inc. and the accompanying notes thereto, included in Part II, Item 8. For purposes of these condensed financial statements, the Parent Company's interest in SSE Holdings is recorded based upon its proportionate share of SSE Holdings' net assets (similar to presenting them on the equity method).

The Parent Company is the sole managing member of SSE Holdings, and pursuant to the Third Amended and Restated LLC Agreement of SSE Holdings (the "SSE Holdings LLC Agreement"), receives compensation in the form of reimbursements for all costs associated with being a public company and maintaining its existence. Intercompany revenue consists of these reimbursement payments and is recognized when the corresponding expense to which it relates is recognized. Certain intercompany balances presented in these Condensed Parent Company financial statements are eliminated in the Company's Consolidated Financial Statements.

The following table presents amounts in the Parent Company's Condensed Balance Sheets that were eliminated in consolidation:

	December 28 2022	December 29 2021
Assets		
Due from SSE Holdings	$ 2,963	$ 2,035
Deferred income taxes, net	8,004	7,234
Note receivable from SSE Holdings	209,013	201,080
Note receivable - conversion option	6,300	16,000
Liabilities		
Due to SSE Holdings	16,975	14,109

Related party amounts that were not eliminated in the Company's Consolidated Financial Statements include the Parent Company's liabilities under the tax receivable agreement, which totaled $234,893 and $234,045, respectively as of December 28, 2022 and December 29, 2021.

The following table presents amounts in the Parent Company's Condensed Statements of Loss that were eliminated in consolidation:

	2022	2021	2020
Intercompany revenue	$ 2,293	$ 2,878	$ 1,560
Equity in net income (loss) from SSE Holdings	(25,335)	(19,393)	(41,152)
Other income (expense), net	(1,767)	(25,595)	—
Income tax expense (benefit)	(769)	(7,234)	—

NOTE 3: NOTE RECEIVABLE FROM SSE HOLDINGS

In March 2021, contemporaneously with the issuance of the Convertible Notes described in Note 4, Debt, below, the Parent Company entered into a $250,000 intercompany note with SSE Holdings (the "Intercompany Note"). SSE Holdings promises to pay the Parent Company, for value received, the principal amount with interest of the Intercompany Note in March 2028. The Parent Company will exercise its right to convert the Intercompany Note to maintain at all times a one-to-one ratio between the number of common units, directly or indirectly, held by the Parent Company and the aggregate number of outstanding shares of Class A common stock.

The Parent Company's right to convert the Intercompany Note into common units of SSE Holdings (the "Conversion Option") is required to be bifurcated from the Intercompany Note and shown separately on the Parent Company's Condensed Balance Sheets. The Conversion Option is to be recorded at fair value and remeasured at each subsequent reporting date. On the date of issuance, the Conversion Option was determined to be an asset with a fair value of $48,200. As of December 28, 2022 and December 29, 2021, the fair value of the Conversion Option was $6,300 and $16,000, respectively. The Parent Company recorded unrealized losses of $9,700 and $32,200, respectively in fiscal 2022 and fiscal 2021, within Other income (expense), net due to the change in fair value of the Conversion Option.

As of December 28, 2022 and December 29, 2021, the balance of the Note receivable from SSE Holdings was $209,013 and $201,080, respectively, net of accretion. The Parent Company recognized interest income of $7,933 and $6,605, respectively, in fiscal 2022 and fiscal 2021, within Other income (expense), net primarily associated with the accretion of the Conversion Option value at issuance.

NOTE 4: DEBT

In March 2021, the Parent Company issued $225,000 aggregate principal amount of 0% Convertible Senior Notes due 2028 ("Convertible Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933. The Parent Company granted an option to the initial purchasers to purchase up to an additional $25,000 aggregate principal amount of Convertible Notes to cover over-allotments, which was subsequently fully exercised during March 2021, resulting in a total issuance of $250,000 aggregate principal amount of Convertible Notes. The Convertible Notes will mature on March 1, 2028, unless earlier converted, redeemed or repurchased in certain circumstances. Upon conversion, the Company pays or delivers, as the case may be, cash, shares of Class A common stock or a combination of cash and shares of Class A common stock, at the Company's election. Refer to Note 8, Debt, in the Company's Consolidated Financial Statements, included in Part II, Item 8, for additional information relating to the Convertible Notes.

NOTE 5: COMMITMENTS AND CONTINGENCIES

On February 4, 2015, the Parent Company entered into a tax receivable agreement with the non-controlling interest holders that provides for payments to the non-controlling interest holders of 85% of the amount of any tax benefits that the Parent Company actually realizes, or in some cases is deemed to realize, as a result of certain transactions. Refer to Note 14, Income Taxes, to the Company's Consolidated Financial Statements included in Part II, Item 8, for additional information relating to the Parent Company's Tax Receivable Agreement. As described in Note 17, Commitments and Contingencies, to the Company's Consolidated Financial Statements, amounts payable under the Tax Receivable Agreement are contingent upon, among other things, (i) generation of future taxable income of Shake Shack Inc. over the term of the Tax Receivable Agreement and (ii) future changes in tax laws. As of December 28, 2022 and December 29, 2021, liabilities under the tax receivable agreement totaled $234,893 and $234,045, respectively.

NOTE 6: SUPPLEMENTAL CASH FLOW INFORMATION

The following table sets forth supplemental cash flow information:

	2022	2021	2020
Cash paid for:			
Income taxes	$ —	$ 19	$ 124
Non-cash investing activities:			
Accrued contribution related to stock option exercises	424	6,731	8,094
Class A common stock issued in connection with the acquisition of LLC Interests upon redemption by the non-controlling interest holders	313	33	1,723
Non-cash contribution made in connection with equity awards granted to employees of SSE Holdings	6,988	11,468	5,193
Non-cash financing activities:			
Establishment of liabilities under tax receivable agreement	844	1,093	4,024

Schedule II: Valuation and Qualifying Accounts

(in thousands)	Balance at beginning of period		Additions					Reductions		Balance at end of period
			Charged to costs and expenses		Charged to other accounts					
Deferred tax asset valuation allowance:										
Fiscal year ended December 30, 2020	$	954	$	(2,610)	$	4,312		$	—	$ 2,656
Fiscal year ended December 29, 2021	$	2,656	$	(6,063)	$	8,580		$	—	$ 5,173
Fiscal year ended December 28, 2022	$	5,173	$	4,955	$	(568) [1]		$	—	$ 9,560

(1) Amount relates to a valuation allowance established on deferred tax assets related to our investment in SSE Holdings.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of such date. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For Management's Report on Internal Control over Financial Reporting, see Item 8, Financial Statements and Supplementary Data.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to our internal control over financial reporting that occurred during the quarter ended December 28, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item with respect to our directors is incorporated by reference to the sections entitled "Nominees for Election as Class II Directors" and "Continuing Directors" in our Proxy Statement to be filed in connection with our 2023 Annual Meeting of Shareholders (the "Proxy Statement"). The information required by this item with respect to our Code of Business Conduct and Audit Committee (including our "audit committee financial expert") is incorporated by reference to the sections entitled "Code of Ethics" and "Audit Committee Report."

The information required by this item with respect to our executive officers is set forth under the section entitled "Information About Our Executive Officers" in Part I, Item 1 of this Annual Report on Form 10-K.

The information required by this item with respect to Section 16(a) of the Exchange Act is incorporated by reference to the section of the Proxy Statement entitled "Delinquent 16(a) Reports."

Item 11. Executive Compensation.

The information required by this item with respect to director and executive officer compensation is incorporated by reference to the section entitled "Compensation Discussion and Analysis" in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item with respect to security ownership of certain beneficial owners and management is also incorporated by reference to the section entitled "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY INCENTIVE PLANS

The following table provides information about our compensation plans under which our Class A common stock is authorized for issuance, as of December 28, 2022:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuances under equity compensation plans[2]
Equity compensation plans approved by security holders[1]	134,031	$ 21.88	2,758,726

(1) Includes awards granted and available to be granted under our 2015 Incentive Award Plan.
(2) This amount represents shares of common stock available for issuance under the 2015 Incentive Award Plan, which include stock options, performance stock units and restricted stock units.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item with respect to transactions with related persons and director independence is incorporated by reference to the sections entitled "Certain Relationships and Related Party Transactions" and "Corporate Governance -- Composition of our Board of Directors" in our Proxy Statement.

Item 14. Principal Accountant Fees and Services.

The information required by this item with respect to principal accountant's fees and services is incorporated by reference to the sections entitled "Audit and Related Fees" and "Audit Committee Report" in our Proxy Statement.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   The following documents are filed as part of this report:

    (1)   *Financial Statements*

    (2)   *Financial Statement Schedules*

All other financial statement schedules are omitted since they are not required or are not applicable, or the required information is included in the Consolidated Financial Statements or notes thereto.

    (3)   *Exhibits*

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as part of this report and such Exhibit Index is incorporated herein by reference.

Item 16. Form 10-K Summary

None.

EXHIBIT INDEX

Exhibit Number		Exhibit Description	Incorporated by Reference			Filed Herewith
			Form	Exhibit	Filing Date	
3.1		Amended and Restated Certificate of Incorporation of Shake Shack Inc., effective February 4, 2015	8-K	3.1	2/10/2015	
3.2		Second Amended and Restated Bylaws of Shake Shack Inc., dated October 1, 2019	8-K	3.1	10/4/2019	
4.1		Form of Class A Common Stock Certificate	S-1/A	4.1	1/28/2015	
4.2		Description of Securities				#
10.1		Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated February 4, 2015 by and among SSE Holdings, LLC and its Members	8-K	10.3	2/10/2015	
10.1.1		Amendment No. 1 to Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated March 7, 2016, but effective as of February 4, 2015	POSAM	10.1.1	3/10/2016	
10.1.2		Amendment No. 2 to Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated February 6, 2017	10-K	10.1.2	3/13/2017	
10.1.3		Amendment No. 3 to Third Amended and Restated Limited Liability Company Agreement of SSE Holdings, LLC, dated March 31, 2020	10-Q	10.1	7/31/2020	
10.2		Amended and Restated Management Services Agreement, effective as of January 15, 2015, by and between SSE Holdings, LLC and USHG, LLC	S-1	10.13	12/29/2014	
10.3		Tax Receivable Agreement, dated February 4, 2015, by and among Shake Shack Inc., SSE Holdings, LLC and each of the Members from time to time party thereto	8-K	10.1	2/10/2015	
10.4		Registration Rights Agreement, dated February 4, 2015, by and among Shake Shack Inc. and each other person identified on the schedule of investors attached thereto	8-K	10.2	2/10/2015	
10.4.1		Amendment No. 1 to Registration Rights Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., the Continuing SSE Equity Owners and affiliates of the Former SSE Equity Owners	10-Q	10.2	11/6/2015	
10.5		Stockholders Agreement, dated February 4, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, and the persons and entities listed on the schedules attached thereto	8-K	10.4	2/10/2015	
10.5.1		Amendment No. 1 to Stockholders Agreement, dated and effective as of October 8, 2015, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders	10-Q	10.1	11/6/2015	
10.5.2		Amendment No. 2 to Stockholders Agreement, dated and effective as of May 11, 2017, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LGP Stockholders and the SEG Stockholders	10-Q	10.2	8/4/2017	
10.5.3		Amendment No. 3 to Stockholders Agreement, dated and effective as of October 16, 2018, by and among Shake Shack Inc., SSE Holdings, LLC, the Meyer Stockholders, the LPG Stockholders and the SEG Stockholders	10-K	10.5.3	2/25/2019	
10.6		Form of Indemnification Agreement entered into between Shake Shack Inc. and each of its directors and officers, effective February 4, 2015	S-1/A	10.21	1/20/2015	
10.7	†	Shake Shack Inc. 2015 Incentive Award Plan	S-8	4.4	1/30/2015	
10.7.1	†	Amendment No. 1 to the Shake Shack Inc. 2015 Incentive Award Plan, dated April 26, 2016	10-Q	10.1	5/16/2016	
10.7.2	†	Amendment No. 2 to the Shake Shack Inc. 2015 Incentive Award Plan, dated February 5, 2019	10-Q	10.1	5/6/2019	
10.7.3	†	Form of Employee Option Agreement under the Shake Shack Inc. 2015 Incentive Award Plan, as amended	S-1/A	10.19	1/20/2015	
10.7.4	†	Form of Director Option Agreement under the Shake Shack Inc. 2015 Incentive Award Plan, as amended	S-1/A	10.20	1/20/2015	

Exhibit Number		Exhibit Description	Incorporated by Reference			Filed Herewith
			Form	Exhibit	Filing Date	
10.7.5	†	Form of Performance Stock Unit Award Agreement under the Shake Shack Inc., 2015 Incentive Award Plan, as amended	10-Q	10.2	5/16/2016	
10.7.6	†	Form of Supplement to Performance Stock Unit Award Agreement under the Shake Shack Inc. 2015 Incentive Award Plan, as amended	10-Q	10.3	5/16/2016	
10.7.7	†	Form of Employee Restricted Stock Unit Award Agreement under the Shake Shack Inc. 2015 Incentive Award Plan as amended	10-K	10.9.6	2/25/2019	
10.7.8	†	Form of Employee Restricted Stock Unit Award Supplement under the Shake Shack Inc. 2015 Incentive Award Plan as amended	10-K	10.9.7	2/25/2019	
10.7.9	†	Form of Director Restricted Stock Unit Award Agreement under the Shake Shack Inc. 2015 Incentive Award Plan as amended	10-K	10.9.8	2/25/2019	
10.8	†	2015 Senior Executive Bonus Plan	S-1	10.12	12/29/2014	
10.9	†	Amended and Restated Employment Agreement, effective January 5, 2017, by and among Zach Koff, Shake Shack Inc. and SSE Holdings, LLC	8-K	10.1	1/5/2017	
10.9.1	†	Amended and Restated Employment Agreement, effective October 25, 2018, by and among Shake Shack Inc., SSE Holdings, LLC and Randy Garutti	8-K	10.1	10/26/2018	
10.9.2		Employment Agreement, effective as of June 14, 2021, by and among Katherine Fogertey, Shake Shack Inc., SSE Holdings, LLC and Shake Shack Enterprises, LLC	8-K	10.1	6/9/2021	
10.10	†	Non-Employee Director Compensation Policy	10-K	10.19	2/26/2018	
10.10.1	†	Amended & Restated Non-Employee Director Compensation Policy, dated May 19, 2016	10-K	10.19.1	2/26/2018	
10.10.2	†	Second Amended & Restated Non-Employee Director Compensation Policy, dated March 17, 2017	10-K	10.19.2	2/26/2018	
10.11		Credit Agreement, dated as of August 2, 2019, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders referred to therein and Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender	8-K	10.1	8/5/2019	
10.11.1		First Amendment to Credit Agreement, dated as of May 4, 2020, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	10.3	5/4/2020	
10.11.2		Second Amendment to Credit Agreement, dated as of March 1, 2021, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	10.1	5/7/2021	
10.11.3		Third Amendment to Credit Agreement, dated as of March 5, 2021, by and among SSE Holdings, LLC, the Guarantors party thereto, the Lenders party thereto, and JPMorgan Chase Bank, National Association, as Administrative Agent	10-Q	10.2	5/7/2021	
10.12		Security and Pledge Agreement, dated as of August 2, 2019, by and among SSE Holdings, LLC, the other Obligors party thereto, and Wells Fargo Bank, National Association, as Administrative Agent	10-Q	10.2	11/4/2019	
10.13		Distribution Agreement, dated April 17, 2020, by and between Shake Shack Inc., J.P. Morgan Securities LLC, BofA Securities, Inc. and Wells Fargo Securities LLC	8-K	1.1	4/17/2020	
10.14		Underwriting Agreement, dated April 17, 2020, by and between the Company and J.P. Morgan Securities LLC	8-K	1.1	4/21/2020	
21		Subsidiaries of Shake Shack Inc.				*
23		Consent of Independent Registered Public Accounting Firm				*
31.1		Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				*
31.2		Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				*
32		Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				#

Exhibit Number	Exhibit Description	Incorporated by Reference			Filed Herewith
		Form	Exhibit	Filing Date	
101.INS	XBRL Instance Document				*
101.SCH	XBRL Taxonomy Extension Schema Document				*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document				*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document				*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document				*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document				*
104	Cover Page Interactive Data File - the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document				*

†   *Indicates a management contract or compensatory plan or arrangement.*

Furnished herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shake Shack Inc.

(Registrant)

By: /s/ Katherine I. Fogertey

Katherine I. Fogertey

Date: February 23, 2023   Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Randy Garutti Randy Garutti	Chief Executive Officer and Director *(Principal Executive Officer)*	February 23, 2023
/s/ Katherine I. Fogertey Katherine I. Fogertey	Chief Financial Officer *(Principal Financial and Accounting Officer)*	February 23, 2023
/s/ Daniel Meyer Daniel Meyer	Chairman of the Board of Directors	February 23, 2023
/s/ Sumaiya Balbale Sumaiya Balbale	Director	February 23, 2023
/s/ Lori George Billingsley Lori George Billingsley	Director	February 23, 2023
/s/ Anna Fieler Anna Fieler	Director	February 23, 2023
/s/ Jeff Flug Jeff Flug	Director	February 23, 2023
/s/ Jenna Lyons Jenna Lyons	Director	February 23, 2023
/s/ Joshua Silverman Joshua Silverman	Director	February 23, 2023
/s/ Jonathan D. Sokoloff Jonathan D. Sokoloff	Director	February 23, 2023
/s/ Robert Vivian Robert Vivian	Director	February 23, 2023
/s/ Tristan Walker Tristan Walker	Director	February 23, 2023

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CORPORATE INFORMATION

Board of Directors

Daniel Meyer (Chairman)
Union Square Hospitality Group, LLC, executive chairman

Sumaiya Balbale
Sequoia Capital, chief marketing officer

Lori George Billingsley
The Coca-Cola Company, former Global Chief Diversity, Equity and Inclusion

Anna Fieler
Madison Park Ventures, founder and partner

Jeff Flug
Union Square Hospitality Group, LLC, former president

Randy Garutti
Shake Shack Inc., chief executive officer

Jeffrey Lawrence
ShiftKey, LLC, chief financial officer

Jenna Lyons
J.Crew Group Inc., former president, executive creative director

Joshua Silverman
Etsy, Inc., chief executive officer

Jonathan D. Sokoloff
Leonard Green & Partners, L.P., managing partner

Robert Vivian
P.F. Chang's China Bistro, former co-chief executive officer

Tristan Walker
Walker & Company Brands, founder and chief executive officer

Senior Leadership Team

Randy Garutti*
chief executive officer

Katherine Fogertey*
chief financial officer

Zach Koff*
chief operating officer

*Named executive officer

Stock Exchange Listing

Trading Symbol: SHAK
New York Stock Exchange

Annual Meeting of Stockholders

June 29, 2023, 9:00 a.m. ET
www.virtualshareholdermeeting.com/SHAK2023

Independent Registered Public Accounting Firm

Ernst & Young LLP

Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC
6201 15th Avenue
Brooklyn, New York 11219
www.amstock.com
Phone: 800-937-5449
Email: info@amstock.com

Stockholder Information

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, statements of changes in beneficial ownership and amendments to those reports are available for free on our investor relations website at investor.shakeshack.com. To obtain copies of these reports, you may email, call or write to us:

Attn: Investor Relations
Shake Shack Inc.
225 Varick Street, Suite 301
New York, NY 10014
Phone: 844-SHACK-04
Email: investor@shakeshack.com

We webcast our earnings calls and certain events we participate in or host with members of the investment community on our investor relations website. Additionally, we provide notifications of news or announcements regarding our financial performance, including SEC filings, investor events, press and earnings releases as part of our investor relations website. Investors and other interested parties can receive notifications of new information posted on our investor relations website in real time by subscribing to email alerts. We also make certain corporate governance documents available on our investor relations website, including our corporate governance guidelines, board committee charters, codes of conduct and ethics, as well as certain company policies.


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Classic Fries 3.89
Cheese Fries 4.99
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